                                                                  EXHIBIT (d)(1)

                                                          --PRELIMINARY COPIES--

                        [Letterhead of Paymentech, Inc.]

                    To the Stockholders of Paymentech, Inc.

                 A MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT
   Paymentech's board of directors unanimously approved a merger agreement between First Data Corporation and Paymentech. The proposed transaction involves the merger of Paymentech with a newly formed company which will be jointly owned by First Data and BANK ONE CORPORATION. Effectively, the merger will enable First Data to acquire of all of Paymentech's outstanding shares of common stock, other than the shares owned by a subsidiary of BANK ONE.

   In connection with the merger agreement, First Data and BANK ONE have separately agreed that following the merger they will combine Paymentech's operations with Banc One Payment Services L.L.C., the existing merchant bank alliance between First Data and BANK ONE.

   In the merger, each of your shares of Paymentech common stock will be exchanged for $25.50 in cash. In order to complete the merger, the merger agreement must be adopted by the holders of a majority of Paymentech common stock, including at least two-thirds of the shares not owned by either BANK ONE or its affiliates. The merger is also subject to obtaining antitrust regulatory approval, as well as other conditions.

   You should be aware that six of Paymentech's eight directors are either directors or executive officers of BANK ONE or an executive officer of Paymentech. After considering the support of the merger by its two independent directors, as well as the opinion of its financial advisor, Merrill Lynch, your board of directors unanimously approved the merger agreement and the merger. Paymentech's board of directors unanimously recommends that you vote to adopt the merger agreement.

   This proxy statement provides you with detailed information concerning Paymentech, First Data, BANK ONE and the merger. Please give all of the information contained in the proxy statement your careful attention.

   The date, time and place of the special meeting:

       ,     , 1999

     :   .m., local time
   Paymentech, Inc.
   1601 Elm Street, 47th Floor
   Dallas, Texas 75201

   Please use this opportunity to take part in the affairs of Paymentech by voting on the adoption of the merger agreement. Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy in the enclosed self- addressed stamped envelope. Returning your proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person. YOUR VOTE IS IMPORTANT.

   On behalf of the board of directors, I thank you for your support and appreciate your consideration of this matter.

PAMELA H. PATSLEY
President and Chief Executive Officer

 This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities regulators. In addition, no commission or state securities regulators passed upon the fairness or merits of the transaction nor upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

   This proxy statement is dated      , 1999 and was first mailed to
stockholders on or about       , 1999.

                              [Logo of Paymentech]

                                PAYMENTECH, INC.
                                1601 Elm Street
                              Dallas, Texas 75201

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

   Notice is hereby given that a special meeting of stockholders of Paymentech,
Inc. will be held on    ,       , 1999, at  :00  .m., local time, at 1601 Elm
Street, 47th Floor, Dallas, Texas 75201, for the following purposes:

   1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of March 22, 1999, among Paymentech, First Data Corporation and FB Merging Corporation, a newly formed company which will be jointly owned by First Data and BANK ONE, pursuant to which FB Merging will merge with and into Paymentech and Paymentech will survive the merger. In the merger, holders of outstanding shares of the common stock, par value $.01 per share, of Paymentech (other than BANK ONE, First Data, FB Merging and their respective wholly owned subsidiaries and holders of dissenting shares), will receive $25.50 in cash for each share of Paymentech common stock held by them. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

   2. To transact such other business as may properly come before the special meeting or any adjournment thereof.

   These items of business are described in the attached proxy statement. Only
stockholders of record at the close of business on      , 1999, the record
date, are entitled to notice of and to vote at the special meeting. You may vote in person at the special meeting, even if you have returned a proxy.

                                          By order of the Board of Directors

                                          Pamela H. Patsley
                                          President and Chief Executive
                                           Officer

        , 1999

    Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope. Returning your proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
QUESTIONS AND ANSWERS ABOUT PAYMENTECH'S MERGER AND THE SPECIAL MEETING
 OF STOCKHOLDERS.........................................................   1

SUMMARY..................................................................   3
  Special Factors........................................................   3
  The Merger Agreement...................................................   6
  Litigation.............................................................   8
  Dissenters' Rights of Appraisal........................................   8
  Other Agreements Between First Data and BANK ONE.......................   8

THE PARTIES..............................................................  10

SPECIAL FACTORS..........................................................  12
  Background of the merger...............................................  12
  Recommendation of Paymentech's board of directors and fairness of the merger................................................................  15
  Opinion of Paymentech's financial advisor..............................  17
  Position of BANK ONE and First USA Financial regarding the merger......  23
  Position of First Data, FDC Offer and FB Merging regarding the merger..  23
  Plans for Paymentech following the merger and certain effects of the merger................................................................  23
  Conduct of Paymentech's business if the merger is not completed........  24
  Interests of certain persons in the merger and certain relationships...  24
  Accounting treatment...................................................  26
  Regulatory requirements and third party consents.......................  26
  U.S. federal income tax consequences of the merger.....................  27
  Fees and expenses......................................................  27

INFORMATION CONCERNING THE SPECIAL MEETING...............................  29
  Proxy statement........................................................  29
  Time, place and date...................................................  29
  Purpose of the special meeting.........................................  29
  Stockholder record date for the special meeting........................  29
  Vote of Paymentech stockholders required for adoption of the merger agreement.............................................................  29
  Proxies................................................................  30

LITIGATION...............................................................  31

THE MERGER AGREEMENT.....................................................  32
  The merger.............................................................  32
  Contribution of cash and Paymentech common stock to FDC Offer..........  32
  Conversion of securities...............................................  32
  Exchange of securities.................................................  33
  Charter and by-laws; directors and officers............................  33
  Representations and warranties.........................................  34
  Covenants relating to the conduct of Paymentech's business.............  34
  No solicitation........................................................  36
  Third-party standstill agreements......................................  37
  Covenants regarding stockholder meeting................................  37
  Stock-based compensation...............................................  37
  Indemnification........................................................  38
  Conditions precedent to the merger.....................................  38
  Termination of the merger agreement....................................  39
  Costs and expenses; termination fee....................................  40

THE STOCKHOLDER AGREEMENT................................................  41
  Agreement to vote......................................................  41

                                                                           Page
                                                                           ----
  Restrictions on transfer; proxies.......................................  41
  No solicitation.........................................................  41
  Actions taken prior to completion of the merger.........................  42
  Actions taken after completion of the merger............................  42
  Termination of stockholder agreement....................................  43

THE CONTRIBUTION AGREEMENT................................................  44

OTHER AGREEMENTS BETWEEN FIRST DATA, BANK ONE AND/OR PAYMENTECH...........  46
  Existing agreements between First Data and its affiliates and BANK ONE and its affiliates.....................................................  46
  Agreements between BANK ONE and Paymentech..............................  47

DISSENTERS' RIGHTS OF APPRAISAL...........................................  50

PAYMENTECH, INC. SELECTED FINANCIAL DATA..................................  53

MARKET FOR THE COMMON STOCK...............................................  54
  Paymentech common stock market price and dividend information...........  54
  Market price of Paymentech common stock.................................  54

SECURITIES OWNERSHIP......................................................  55

CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF PAYMENTECH, BANK
 ONE, FIRST USA FINANCIAL, FIRST DATA, FDC OFFER AND FB MERGING...........  57
  Background of named persons.............................................  57
  Past contacts, transactions and negotiations............................  57
  Plans or proposals......................................................  57
  Recent transactions in Paymentech common stock..........................  57
  Contracts, arrangements or understandings concerning Paymentech's securities.............................................................  58

INDEPENDENT ACCOUNTANTS...................................................  59

STOCKHOLDER PROPOSALS.....................................................  59

WHERE YOU CAN FIND MORE INFORMATION.......................................  60

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.........................  61

OTHER BUSINESS............................................................  62

Annex A--Agreement and Plan of Merger
Annex B--Stockholder Agreement
Annex C--Contribution Agreement
Annex D--Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated
Annex E--Section 262 of the Delaware General Corporation Law
Annex F--Information Concerning Directors and Officers of Paymentech, BANK ONE,
       First USA Financial, First Data, FDC Offer and FB Merging

                QUESTIONS AND ANSWERS ABOUT PAYMENTECH'S MERGER
                    AND THE SPECIAL MEETING OF STOCKHOLDERS

Q:Why is Paymentech merging?
A: Paymentech is merging with a newly formed company which will be jointly owned by First Data and BANK ONE in order to enable First Data to acquire all of Paymentech's out standing shares of common stock, other than the shares owned by BANK ONE.

Q:What will I receive in the merger?
A: If the merger is completed, you will receive $25.50 in cash for each share of Paymentech common stock that you own.

Q: What will happen to Paymentech after the merger?
A: First Data and BANK ONE have separately agreed that following the merger they will combine Paymentech's operations with Banc One Payment Services L.L.C., the existing merchant bank alliance between First Data and BANK ONE.

Q: Why is the board of directors recommending that I vote for the merger agreement?
A: After considering the support of the merger by its two independent directors, as well as the opinion of its financial advisor, Merrill Lynch, your board of directors unanimously believes that the terms of the merger agreement are advisable and fair to stockholders not affiliated with BANK ONE.

Q:What if the merger is not completed?
A: It is possible the merger will not be completed. That might happen if, for example, Paymentech's stockholders do not adopt the merger agreement or if timely regulatory approval is not received. Should that occur, none of BANK ONE, First Data or any third party is under any obligation to make or consider any alternative proposals regarding the purchase of the public shares of Paymentech common stock.

Q:What do I need to do now?
A: Please mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares will be represented at the special meeting.

Q:Who may vote on the merger?
A: All stockholders of record as of the close of business on    , 1999 may
   vote. You are entitled to one vote per share of Paymentech common stock that you owned on the record date. For the merger to occur, the holders of a majority of the shares of Paymentech common stock must approve the merger agreement and the merger, including at least two-thirds of the shares not owned by either BANK ONE or its affiliates. BANK ONE, which owns approximately 55% of the outstanding Paymentech common stock, has signed an agreement with First Data to vote to approve the merger. Also, Paymentech expects that its executive officers and directors will vote to approve the merger.

Q:Should I send in my stock certificates now?
A: No. If the merger is completed, we will send you written instructions for exchanging your share certificates.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?
A: Your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q:May I change my vote?
A: Yes. If you hold your shares in your own name, just send the Secretary of Paymentech a written revocation notice or a later-dated, signed proxy card before the special meeting or attend the special meeting and vote. If you hold your shares in "street name," you should follow the directions provided by your broker regarding how to change your vote.

Q:When and where is the special meeting?
A: The special meeting will be held at  :   .m. on      , 1999 at 1601 Elm
   Street, 47th Floor, in Dallas, Texas.

Q: When do you expect the merger to be completed?
A: We will complete the merger when all of the conditions to its completion are satisfied or waived. The merger will become effective when we file a certificate of merger with the State of Delaware. We are working toward completing the merger as quickly as possible and hope to complete the merger during the third calendar quarter of 1999, provided that all of the conditions to the merger can be satisfied within this time period.

Q:What else will happen at the meeting?
A: We know of no other matters, other than as described in the "Notice of Special Meeting," which are to come before the special meeting.

Q: What rights do I have if I oppose the merger?
A: You may dissent from the merger and seek appraisal of the fair market value of your shares by complying with all of the Delaware law procedures explained on pages 50 to 52.

Q:Who can answer my questions?
A: If you have questions about the merger or need additional copies of this proxy statement, please call Georgeson & Company, Inc., a professional soliciting organization retained by Paymentech, at 1-800-223-2064. If you have any questions about Paymentech's operations, please call (214) 849-3750.

                                    SUMMARY

   This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the merger and other transactions contemplated by Paymentech, First Data and BANK ONE. In particular, you should read the documents attached to this proxy statement, including the merger agreement, the stockholder agreement and the contribution agreement, which are attached as Annexes A, B and C, respectively. In addition, we incorporate by reference important business and financial information about Paymentech into this proxy statement. You may obtain the information incorporated by reference into this proxy statement without charge by following the instructions in the
section entitled "Where You Can Find More Information" on page   of this proxy
statement.

                                Special Factors

Purpose, background and effects of the merger and related transactions

   The purpose of the merger is to enable First Data to acquire the entire outstanding minority equity interest in Paymentech, with BANK ONE retaining its majority equity interest. Upon completion of the merger, Paymentech, as the surviving corporation, will become a privately held company jointly owned indirectly by First Data and BANK ONE.

   Following the merger, First Data and BANK ONE will cause Paymentech to contribute substantially all of its assets and liabilities to Banc One Payment Services L.L.C., the existing merchant bank alliance between First Data and BANK ONE. Ultimately, BANK ONE will own approximately a 52.5% interest and First Data will own approximately a 47.5% interest in the BANK ONE/First Data alliance. If the merger is completed, Paymentech common stock would cease to be publicly traded and holders of Paymentech common stock (other than BANK ONE, First Data, FB Merging and their wholly owned subsidiaries and stockholders who dissent from the merger and seek appraisal of their shares in accordance with the Delaware law requirements explained in this document) would receive $25.50 per share in cash. Thereafter, public stockholders will not have the opportunity to participate in the earnings and growth of Paymentech or the BANK ONE/First Data alliance and will not have any right to vote on corporate matters. Similarly, public stockholders will not face the risk of a decline in the value of Paymentech or the BANK ONE/First Data alliance.

Recommendation of Paymentech's board of directors

   After considering the support of the merger by two directors not affiliated with BANK ONE or employed by Paymentech (other than as directors), as well as the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Paymentech's board of directors has unanimously approved the merger agreement and the merger and recommends that you vote to adopt the merger agreement and approve the merger. The board of directors has unanimously determined that the merger is fair to Paymentech stockholders not affiliated with BANK ONE and the terms and provisions of the merger agreement (including the $25.50 per share purchase price) are advisable.

Factors considered by the board of directors

   In reaching its decision to recommend adoption of the merger agreement and approval of the merger, the board of directors considered a number of factors, including the following:

  . a comparison of the historical market prices of Paymentech common stock to the $25.50 per share price offered by First Data, which represents a:

    . 29.1% premium over the $19.75 closing price per share of Paymentech common stock on March 8, 1999, which was 10 trading days prior to the date on which the merger was announced

    . 29.1% premium over the $19.75 closing price per share of Paymentech common stock on February 22, 1999, which was 20 trading days prior to the date on which the merger was announced

    . 28.7% premium over the $19.81 closing price per share of Paymentech common stock on February 5, 1999, which was 30 trading days prior to the date on which the merger was announced

    . 82.1% premium over the $14.00 closing price per share of Paymentech common stock on December 22, 1998, which was 60 trading days prior to the date on which the merger was announced

  . the presentations of Merrill Lynch to Paymentech's board of directors, comparing, among other things, Paymentech to (1) other selected publicly traded core comparable companies in the transaction processing industry and (2) historical merger and acquisition transactions involving technology services companies. For a summary of the material analyses presented to the Paymentech board of directors, see the section entitled "Special Factors--Opinion of Paymentech's financial advisor."

  . the opinion of Merrill Lynch addressed to Paymentech's board of directors that, as of March 22, 1999 and based upon and subject to the factors set forth therein, the $25.50 per share to be received by the holders of Paymentech common stock (other than BANK ONE, First Data and their subsidiaries) in connection with the merger was fair to those stockholders from a financial point of view

  . the belief of Paymentech's board of directors that available sale alternatives and the price per outstanding share that might be offered without a purchaser obtaining majority ownership of Paymentech were more limited in light of BANK ONE's decision to retain its controlling ownership interest in Paymentech

  . the belief of Paymentech's board of directors, based upon the negotiations that had occurred with First Data, that the merger consideration represented the highest price that First Data would likely be willing to pay at that time to acquire the publicly-held shares of Paymentech common stock

  . the merger agreement's requirement that the merger be approved by the holders of at least two-thirds of the shares of Paymentech common stock not owned by BANK ONE and its affiliates

  . the merger agreement's provision permitting the board of directors to terminate the merger agreement in order to exercise the board's fiduciary duties and to accept an alternative proposal more favorable to Paymentech's stockholders, but subject to Paymentech's payment of a $10 million termination fee to First Data

  . the factors described in the section of this proxy statement entitled "Special Factors--Recommendation of Paymentech's board of directors and fairness of the merger"

   In addition to the factors listed above, the six Paymentech directors who are either executive officers or directors of BANK ONE or an executive officer of Paymentech considered the determination of Paymentech's two independent directors to support the merger. The independent directors made their determination based upon the foregoing factors.

Merrill Lynch's fairness opinion

   Merrill Lynch delivered to Paymentech's board of directors a written opinion, dated March 22, 1999, that as of that date, based upon the assumptions made, matters considered and limits of review described to the board of directors and subsequently detailed in the written opinion, the $25.50 per share to be received by Paymentech's stockholders (other than BANK ONE, First Data and their subsidiaries) was fair from a financial point of view to those stockholders. The full text of Merrill Lynch's written opinion, which sets forth the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Merrill

Lynch, is included as Annex D at the end of this proxy statement. Please read the opinion carefully. Merrill Lynch has in the past provided financial advisory and financing services to Paymentech, BANK ONE and First Data and/or their affiliates and may continue to do so and has received, and may receive, fees for the rendering of these services.

Position of BANK ONE and First USA Financial regarding the merger

   Based upon the conclusions of Paymentech's board of directors, the support of its two independent directors and the opinion and related analyses of Merrill Lynch that, as of March 22, 1999 and based upon and subject to the factors and assumptions set forth in the opinion, the $25.50 to be received by Paymentech's public stockholders is fair to those stockholders from a financial point a view, each of BANK ONE and First USA Financial, Inc., a wholly owned subsidiary of BANK ONE which directly owns the BANK ONE equity interest in Paymentech, has concluded that the merger is fair to Paymentech's public stockholders. As disclosed in the section entitled "Special Factors--Interests of certain persons in the merger and certain relationships," each of BANK ONE and First USA Financial has various interests in the merger that differ from those of Paymentech's public stockholders.

Position of First Data, FDC Offer and FB Merging regarding the merger

   Based upon the conclusions of Paymentech's board of directors and the support of its two independent directors, each of First Data, FDC Offer and FB Merging has concluded that the merger is fair to Paymentech's public stockholders. As disclosed in the section entitled "Special Factors--Interests of certain persons in the merger and certain relationships," First Data has various interests in the merger that differ from those of Paymentech's public stockholders.

Interests of certain persons in the merger

   In addition to the interests of BANK ONE, First USA Financial and First Data described in this proxy statement, almost all of Paymentech's officers and directors own shares of Paymentech common stock and/or hold options to purchase the common stock and, to that extent, their interest in the merger is the same as yours. In accordance with the terms of the merger agreement, all options held by Paymentech employees will be cashed out in the merger and all restrictions on shares of stock held by Paymentech employees under Paymentech's restricted stock plan will lapse at the effective time of the merger. You should note that BANK ONE, First USA Financial and First Data and some of Paymentech's directors and officers have relationships or interests in the merger that are different from your interests as a stockholder or that may present a conflict of interest. For a description of these interests, see pages 24 to 26. Paymentech's independent directors were aware of these interests in determining to support the merger to the board of directors and the board of directors subsequently took those interests into account in declaring the merger agreement advisable and fair to Paymentech's public stockholders and recommending that stockholders adopt the merger agreement and approve the merger.

Accounting treatment of the merger

   The merger will be accounted for under the "purchase" method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid by First Data in connection with the merger will be allocated to First Data's proportionate share of Paymentech's identifiable assets and liabilities based on their fair market values, with any excess being treated as goodwill by First Data.

U.S. federal income tax consequences of the merger

   The receipt of cash by Paymentech's public stockholders in exchange for their shares of Paymentech common stock in the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws.

Paymentech stockholders must approve the merger

   At the special meeting on       , 1999, holders of a majority of the
outstanding shares of Paymentech common stock must approve the merger, including at least two-thirds of the stockholders not affiliated with BANK ONE. BANK ONE, which owns indirectly approximately 55% of the outstanding shares of Paymentech common stock, has already agreed in the stockholder agreement to vote to approve the merger. You are entitled to one vote per share of
Paymentech common stock that you owned on      , 1999.

Regulatory approvals required to complete the merger

   The merger is subject to antitrust laws. Paymentech, Bank One and First Data have made the required initial filings with the Department of Justice and the Federal Trade Commission, but we cannot complete the merger until the applicable waiting periods have expired or been terminated. The Department of Justice, Federal Trade Commission or a government, state or private person may challenge the merger at any time before its completion.

                              The Merger Agreement

The merger consideration

   If the merger is completed, you will be entitled to receive $25.50 in cash for each of your shares of Paymentech common stock.

Conditions to completion of the merger

   The obligations of Paymentech and First Data to complete the merger are subject to the prior satisfaction or waiver of various conditions. These conditions include, among others, the following:

  . Paymentech's stockholders must adopt the merger agreement and approve the merger

  . the applicable waiting periods under the antitrust laws must expire or be terminated

  . no injunction or order preventing the completion of the merger may be in effect

  . the respective representations and warranties of Paymentech and First Data in the merger agreement must be true and correct in all material respects

  . Paymentech and First Data must comply with their respective material agreements in the merger agreement in all material respects

  .  no material adverse change may occur in Paymentech's business

  . neither BANK ONE nor First USA Financial, as applicable, shall have terminated or repudiated the stockholder agreement or contribution agreement with First Data or shall have breached its obligations under either agreement

  . BANK ONE and First Data each shall have received confirmation from its independent accountants that the merger and the contribution of Paymentech's assets and liabilities to the BANK ONE/First Data alliance will not adversely affect "pooling of interests" accounting treatment for any publicly announced or completed transaction by BANK ONE or First Data, respectively

  . there shall not be any pending litigation by a governmental authority which is reasonably likely to have a material adverse effect on Paymentech or which seeks either to prohibit the merger and the other transactions provided for in the merger agreement, the stockholder agreement and the contribu-tion agreement or to compel Paymentech or First Data to dispose of a material portion of their assets or businesses.

Termination of the merger agreement

   The merger agreement may be terminated under certain circumstances at any time before the completion of the merger, as summarized below.

   The merger agreement may be terminated by the mutual consent of Paymentech and First Data.

   In addition, the merger agreement may be terminated by either Paymentech or First Data if:

  . the conditions to completion of the merger would not be satisfied because of a material breach of an agreement, representation or warranty of the other in the merger agreement and that breach cannot be remedied within 30 days of notice of the breach

  .  the merger is not completed prior to October 1, 1999

  . if a governmental authority has issued a final and nonappealable order prohibiting the merger or the other transactions provided for in the merger agreement, stockholder agreement or contribution agreement.

If the merger agreement is terminated because the merger is not completed prior to October 1, 1999 and any waiting period under the Hart-Scott-Rodino Act has not expired or been terminated, then First Data has agreed to reimburse Paymentech for up to $2 million of its out-of-pocket fees and expenses incurred in connection with the merger agreement.

   Paymentech may terminate the merger agreement if, prior to the approval of the merger agreement by Paymentech's stockholders, its board of directors determines that it is necessary to do so in order to comply with applicable laws or its fiduciary duties to Paymentech's stockholders. The board of directors may only make that determination if:

  . it has received an alternative proposal relating to an acquisition transaction of the nature specified in the merger agreement and involving Paymentech and a party other than First Data

  . the proposal is more favorable to Paymentech's stockholders compared to the merger and is likely to be completed by October 1, 1999 and First Data fails to match that proposal

  . simultaneously with the termination of the merger agreement, Paymentech enters into a definitive agreement relating to the alternative proposal

  .  Paymentech pays a $10 million termination fee to First Data

   Furthermore, First Data may terminate the merger agreement and receive payment of the $10 million termination fee from Paymentech, if Paymentech's board of directors takes any of the following actions:

  . withdraws or modifies its approval and recommendation of the merger and the merger agreement in a manner adverse to First Data

  . approves or recommends any alternative proposal relating to an acquisition transaction of the nature specified in the merger agreement and involving Paymentech and a party other than First Data

No other negotiations involving Paymentech

   Until the merger is completed or the merger agreement is terminated, Paymentech has agreed not to solicit, initiate, encourage, make, implement, recommend, participate in discussions or negotiate, directly or indirectly, any proposal for an acquisition transaction of the nature specified in the merger agreement and involving Paymentech and a party other than First Data. However, Paymentech may provide confidential information about Paymentech's operations to a third party making an unsolicited acquisition proposal if Paymentech's board of directors determines that not providing this information would be inconsistent with applicable laws or the board's fiduciary duties to Paymentech's stockholders.

   In addition, Paymentech may make the above determination and thereafter discuss or negotiate a third party acquisition proposal if its board of directors believes that:

  . the proposal is more favorable to Paymentech's stockholders compared to the merger

  . if applicable, financing to complete the alternative acquisition transaction is committed or highly likely to be obtained by the third party making the proposal

  . the proposal has a reasonable prospect of being completed prior to October 1, 1999

  . failure to engage in these discussions or negotiations would be inconsistent with applicable laws or the board's fiduciary duties to Paymentech's stockholders

                                   Litigation

   Subsequent to the announcement of the merger by Paymentech and First Data on March 22, 1999, three putative class actions were filed in the Court of Chancery for the State of Delaware. Each of these actions challenges the terms of the merger and names as defendants Paymentech, Paymentech's directors, First Data and BANK ONE. The lawsuits allege that Paymentech's directors and BANK ONE, as a controlling stockholder of Paymentech, aided by First Data, breached their fiduciary duties to Paymentech's public stockholders. These actions seek to have the merger enjoined or, if it is consummated, to have it rescinded and to recover unspecified damages, fees and expenses.

                        Dissenters' Rights of Appraisal

   Any stockholder who does not wish to accept the $25.50 per share in the merger has the right under Delaware law to have the "fair value" of his or her shares determined by the Delaware Chancery Court. This "right of appraisal" is subject to a number of restrictions and technical requirements. Generally, in order to exercise appraisal rights:

  .  you must not vote in favor of the merger

  . you must make a written demand for appraisal in compliance with Delaware law before the vote on the merger

   Merely voting against the merger will not protect your right of appraisal. Annex E to this proxy statement contains the Delaware statutory provisions relating to your right of appraisal. Failure to follow all of the steps required by these provisions will result in the loss of your right of appraisal. The Delaware law requirements for exercising appraisal rights are explained on pages 50 to 52 of this proxy statement.

                Other Agreements Between First Data and BANK ONE

The stockholder agreement

   In connection with the merger agreement, First Data, BANK ONE, First USA Financial, Inc., a wholly owned subsidiary of BANK ONE which directly owns the BANK ONE equity interest in Paymentech, FDC Offer Corporation, the parent company of FB Merging, and FB Merging have entered into a stockholder agreement. Under this agreement, First USA Financial has agreed to the following:

  .  not to transfer or encumber any of its shares of Paymentech common stock

  . not to grant any proxies or enter into any voting agreements with respect to its shares of Paymentech common stock

  . not to solicit or participate in discussions or negotiations regarding a third-party acquisition involving Paymentech or its subsidiaries

  . to vote in favor of adopting the merger agreement and approval of the merger

  . to vote against: any action or agreement that would effectively impede or prevent completion of the merger or cause Paymentech to breach the merger agreement

  . to vote against (unless requested by First Data) or as otherwise provided in the stockholder agreement:

    . any extraordinary corporate transaction involving Paymentech or its subsidiaries, such as a merger or significant asset sale

    .  a change in Paymentech's management or a majority of its directors

    .  a change in Paymentech's present capitalization

    . an amendment to the charter or by-laws of Paymentech or any of its subsidiaries

    . any other material change in Paymentech's business or corporate structure or which may impede or prevent the merger and the other transactions contemplated by the merger agreement, the stockholder agreement and the contribution agreement

   The stockholder agreement will terminate upon any of the following:

  . the termination of either the merger agreement or the contribution agreement

  . the failure of BANK ONE to receive the written opinion of its outside legal counsel that the contribution of its Paymentech common stock to FDC Offer in exchange for an ownership interest in FDC Offer will constitute an exchange of a type that is generally tax-free

  . the completion of the contribution of Paymentech's assets and liabilities to the BANK ONE/First Data alliance as provided for in the contribution agreement.

The contribution agreement

   First Data and BANK ONE have also entered into a contribution agreement. Under this agreement, First Data and BANK ONE have agreed to cause Paymentech, as the surviving corporation in the merger, to contribute substantially all of its assets and liabilities and business to the BANK ONE/First Data alliance in exchange for a membership interest in the alliance.

                                  THE PARTIES

Paymentech, Inc.
1601 Elm Street
Dallas, Texas 75201
(214) 849-3750

   Incorporated in Delaware in 1995, Paymentech engages in the credit card industry primarily as a payment processor of credit and debit card transactions on behalf of merchants, financial institutions and sales agents. Paymentech also provides third-party credit and debit authorization services to financial institutions, sales agents and Paymentech's direct merchants. According to published industry sources, Paymentech is the third largest payment processor of bankcard transactions in the United States. In addition, Paymentech markets and issues commercial cards to businesses and other entities. Commercial cards facilitate business-to-business payment procedures and reporting, replacing direct payment methods.

First Data Corporation
5660 New Northside Drive
Atlanta, Georgia 30328
(770) 857-0001

   Incorporated in Delaware in 1989, First Data operates in three principal business segments providing high- quality, high-volume information processing and related services to several market sectors. These sectors, which represent approximately 90% and 80% of First Data's revenues in 1998 and 1997, respectively, are payment instruments, card issuer services and merchant processing services.

BANK ONE CORPORATION
One First National Plaza
Chicago, Illinois 60670
(312) 732-4000

   BANK ONE is a multi-bank holding company organized in 1998 under the laws of the State of Delaware to effect the merger, effective October 2, 1998, of First Chicago NBD Corporation with BANC ONE CORPORATION .

   Through its bank subsidiaries, BANK ONE provides domestic retail banking, worldwide corporate and institutional banking, and trust and investment management services. BANK ONE operates banking offices in Arizona, Colorado, Florida, Illinois, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin. BANK ONE also owns nonbank subsidiaries that engage in businesses related to banking and finance, including credit card and merchant processing, consumer and education finance, mortgage lending and servicing, insurance, venture capital, investment and merchant banking, trust, brokerage, investment management, leasing, community development and data processing.

First USA Financial, Inc.
Three Christina Centre
201 North Walnut
Wilmington, Delaware 19801
(302) 594-4100

   Incorporated in Delaware in 1989, First USA Financial is an intermediate bank holding company that has as subsidiaries First USA Bank, N.A. and approximately a 55% equity interest in Paymentech. Through First USA Bank, First USA Financial is one of the two largest issuers of credit cards in the United States.

FDC Offer Corporation
5660 New Northside Drive
Atlanta, Georgia 30328
(770) 857-7000

   FDC Offer Corporation is a newly incorporated Delaware corporation organized in connection with the merger. FDC Offer has not carried on any activities to date. Until immediately prior to the merger and the related contribution of Paymentech common stock by BANK ONE and cash by First Data to acquire the public shares of Paymentech common stock in the merger, it is not expected that FDC Offer will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the merger.

FB Merging Corporation
5660 New Northside Drive
Atlanta, Georgia 30328
(770) 857-0001

   FB Merging is a newly incorporated Delaware corporation organized in connection with the merger. FB Merging has not carried on any activities to date. Until immediately prior to the merger and the related contribution by FDC Offer of Paymentech common stock and cash to acquire the public shares of Paymentech common stock in the merger, it is not expected that FB Merging will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the merger.

                                SPECIAL FACTORS

Background of the merger

   On January 20, 1997, BANK ONE announced its agreement to acquire by merger First USA Inc., which at the time owned 57% of the outstanding Paymentech common stock. In response to this proposed merger and the existence of the BANK ONE/First Data alliance which raised questions regarding BANK ONE's long-term plans with respect to Paymentech, Paymentech's board of directors approved the engagement of Merrill Lynch as financial advisor to Paymentech, in order to analyze various strategic options available to Paymentech in a manner consistent with the "pooling" accounting treatment of the proposed BANK ONE/First USA merger.

   Throughout February, March and early April 1997, Paymentech, with the assistance of Merrill Lynch, engaged in discussions and exploratory due diligence with BANK ONE regarding a possible transaction in which BANK ONE would have terminated the BANK ONE/First Data alliance and thereafter Paymentech would have purchased Banc One POS Services Corporation, BANK ONE's merchant processing business. However, on April 10, 1997, Paymentech publicly announced that Paymentech and BANK ONE would not pursue this combination, that BANK ONE intended to allow Paymentech to pursue greater operating independence and that BANK ONE expected to reduce its ownership in Paymentech following completion of the BANK ONE/First USA merger, provided that this ownership reduction could be accomplished so as to preserve the pooling accounting treatment of that merger.

   Beginning in August 1997, executives of Paymentech, BANK ONE and First Data engaged in discussions and on September 4, 1997, First Data and Paymentech executed a confidentiality agreement. The parties discussed the possibility of First Data making a loan to Paymentech to enable Paymentech to acquire all of the shares of Paymentech common stock held by the public stockholders. Following the proposed acquisition, upon the request of First Data, Paymentech would cause the contribution of Paymentech's assets to the BANK ONE/First Data alliance in exchange for the assumption by the BANK ONE/First Data alliance of the Paymentech loan and an increased equity interest in the alliance, with a possibility for further reductions in BANK ONE's equity interest in the alliance. These discussions included a proposed range of cash payments of $28.00 to $30.00 for each of the outstanding public shares of Paymentech common stock, depending upon the other material terms of the transaction. In addition, First Data's proposal was conditioned on First Data having a right to cause Paymentech to repay its loan from First Data if the contribution of Paymentech's assets to the BANK ONE/First Data alliance was not completed within six months following First Data's request. As a result of First Data's and BANK ONE's failure to agree on various key terms for the proposed transaction and the concern expressed by First Data with respect to Paymentech's September 24, 1997 announcement that it intended to restate and revise downward its previously announced results for the fourth fiscal quarter of 1997, BANK ONE, Paymentech and First Data terminated these discussions in September 1997.

   In January 1998, Paymentech's board of directors authorized the company's senior management and Merrill Lynch to begin discussions with third parties regarding a sale of all of the outstanding Paymentech common stock, including BANK ONE's shares. At this meeting, BANK ONE's representatives on the Paymentech board confirmed that BANK ONE was prepared to consider third-party proposals to acquire the public shares of Paymentech common stock and the shares owned by BANK ONE, provided that a transaction could be accomplished in a manner consistent with BANK ONE's pooling accounting restrictions.

   Paymentech entered into confidentiality agreements and furnished information to several parties interested in acquiring Paymentech throughout March and April 1998. During this time, Paymentech's management and representatives of Merrill Lynch held various meetings with interested parties regarding Paymentech's operations and the terms for a possible transaction. In addition, during this time, representatives of BANK ONE and First Data held separate discussions regarding a possible transaction involving Paymentech, but such discussions were not pursued further at that time.

   During May 1998, Paymentech received preliminary indications of interest from three companies regarding the purchase of all of the outstanding Paymentech common stock, including BANK ONE's shares, at prices ranging from $22.00 to $26.00 per share.

   Paymentech's senior management, with the assistance of Merrill Lynch and Paymentech's legal counsel, continued discussions regarding a potential business combination with two of the interested parties, having been unable to obtain sufficient information relating to the level of interest of the third company.

   Between June 18, 1998 and June 22, 1998, Paymentech received proposals from two interested companies to purchase all of the outstanding shares of Paymentech common stock, including BANK ONE's shares, for $24.50 and $25.50, which were subsequently increased to $25.50 and $26.00, respectively. While Paymentech, Merrill Lynch and Paymentech's legal counsel evaluated these proposals, which were subject to negotiation of definitive transaction documents and satisfaction of certain conditions, BANK ONE and its independent accountants also reviewed these proposals and the other proposed terms for the transaction, in light of BANK ONE's pooling accounting restrictions.

   On June 22, 1998, Paymentech's board of directors authorized Paymentech's senior management, financial advisors and legal counsel to continue further negotiations with the company offering to acquire Paymentech for $26.00 per share.

   On June 23, 1998, having been notified by Merrill Lynch that Paymentech would be continuing negotiations with another bidder, the company that offered to acquire Paymentech for $25.50 per share sent a letter to Paymentech indicating that it was revising its proposed purchase price to $26.50 per share, subject to the satisfaction of a number of conditions, including the ability of this bidder to obtain third-party financing. Paymentech's board of directors believed that these additional conditions significantly increased the risk that the proposed transaction would not be completed and, therefore, the board determined not to pursue further discussions regarding this revised proposal but rather to continue negotiations with its selected bidder.

   In late June 1998, having completed its review of the accounting implications of the proposed transaction with its independent accountants, BANK ONE raised concerns that the contemplated structure of the proposed transaction with the selected potential purchaser would not satisfy the pooling accounting restrictions on BANK ONE. In response to these concerns, Paymentech, BANK ONE and the selected potential purchaser, along with their respective advisors, discussed possible alternative transaction structures, involving purchase prices ranging from $23.00 to $25.00 per share of Paymentech common stock, throughout July and August 1998.

   At a meeting of Paymentech's board of directors on August 26, 1998, BANK ONE's representatives on the Paymentech board indicated that BANK ONE had completed its review of the proposed transaction, as well as its assessment of the strategic value of its ownership interest in Paymentech and the business prospects of Paymentech, including its focus on certain potentially higher growth segments of the processing market, such as the Internet. Based on this review, BANK ONE decided not to sell its interest in Paymentech and, accordingly, determined that a sale transaction involving all of the outstanding shares of Paymentech common stock, including the BANK ONE shares, should not be pursued further. BANK ONE confirmed this position on August 28, 1998 in a filing with the SEC which stated that BANK ONE had concluded at such time not to decrease its ownership interest in Paymentech.

   During the Fall of 1998, BANK ONE and First Data commenced discussions with respect to a possible transaction involving Paymentech and the BANK ONE/First Data alliance. On October 22, 1998, Paymentech and First Data confirmed the confidentiality agreement they had entered into on September 4, 1997. In addition, BANK ONE, with the assistance of Paymentech, and First Data exchanged due diligence information during this period. Discussions between BANK ONE and First Data continued throughout December with respect to a possible acquisition by First Data of the public shares of Paymentech common stock and a combination of Paymentech and the BANK ONE/First Data alliance, subject to BANK ONE and First Data reaching agreement on the terms of the enhanced BANK ONE/First Data alliance. On January 12, 1999, BANK ONE and First Data filed the necessary applications with the Department of Justice under the Hart-Scott-Rodino Act in anticipation of a potential transaction. BANK ONE and First Data continued their negotiations regarding the acquisition of the public shares of Paymentech common stock and the subsequent combination of Paymentech through January and the beginning of February. First Data subsequently withdrew its Hart-Scott-Rodino Act application on February 4, 1999 and indicated to the Department of Justice that it would refile the application if and when significant outstanding issues between BANK ONE and First Data were resolved and First Data was prepared to make a proposal to Paymentech's board of directors.

   On January 8, 1999, Paymentech and First Data Merchant Services Corporation, a wholly owned subsidiary of First Data, signed a letter of intent, indicating their intention to enter into an agreement under which Paymentech would outsource to First Data Merchant Services various processing functions for its general merchant acquiring business.

   At a February 10, 1999 meeting, First Data's board of directors received the presentation of First Data's management concerning the status of discussions with Paymentech and BANK ONE, as well as the general terms of the proposed acquisition of the public shares of Paymentech common stock and contribution of Paymentech's business to the BANK ONE/First Data alliance. The First Data board authorized the company's management to proceed with a transaction.

   Intermittently throughout February and early March 1999 representatives of BANK ONE and First Data discussed the terms of a possible offer by First Data for the public shares of Paymentech and the subsequent combination of Paymentech and the BANK ONE/First Data alliance. On March 12 and March 15, 1999, First Data and BANK ONE refiled the Hart-Scott-Rodino applications with the Department of Justice. Legal counsel for Paymentech and First Data began compiling additional documents for the antitrust review process and Paymentech confidentially notified selected customers in anticipation of inquiries that the Department of Justice had indicated it intended to make. BANK ONE indicated that any transaction between the two companies which involved Paymentech would be predicated upon Paymentech's two independent directors supporting the transaction. In addition, BANK ONE indicated that representatives of Paymentech, and not of BANK ONE, would need to negotiate the price to be paid by First Data for the public shares of Paymentech common stock and this price would need to be satisfactory to Paymentech's two independent directors.

   On March 18, 1999, First Data sent a letter to Paymentech outlining its proposal for acquiring the outstanding public shares of Paymentech common stock for $24.00 per share and included proposed forms of transaction agreements to be entered into by Paymentech, First Data and/or BANK ONE.

   On March 20, 1999, representatives of the managements of Paymentech, BANK ONE and First Data, along with their respective legal counsel, discussed the terms and conditions of the proposed forms of the transaction agreements.

   Later on March 20, 1999, Paymentech's board of directors met and considered First Data's proposal and authorized Gene H. Bishop and Rupinder S. Sidhu, the two directors not affiliated with BANK ONE nor employed by Paymentech (except as directors), to work with Paymentech's management, financial advisors and legal counsel to seek a higher purchase price for First Data's purchase of the outstanding public shares of Paymentech common stock and to finalize the other terms of the definitive transaction agreements. This action was taken, in part, because the other directors--who were either affiliated with BANK ONE or employed by Paymentech--indicated they would not approve the proposed transaction unless the independent directors both supported it. At this meeting, Merrill Lynch reviewed the financial terms of the proposed transaction and discussed the results of its review of Paymentech's business. In addition, Paymentech's legal counsel reviewed the terms and conditions of the proposed transaction agreements and relevant aspects of applicable law. Following the meeting, the two independent directors discussed with Paymentech's management, Paymentech's legal counsel and Merrill Lynch a strategy for obtaining from First Data the highest possible price for the public shares of Paymentech common stock, as well as other important issues relating to the proposed transaction with First Data.

   On March 21, 1999, representatives of the managements of Paymentech, BANK ONE and First Data, along with their respective legal counsel, discussed the terms and conditions of the proposed forms of the transaction agreements.

   At a meeting in the evening of March 21, 1999, Paymentech's management provided the board of directors with an update as to the status of the ongoing negotiations with First Data and Paymentech's legal counsel updated the board on the status of the various transaction documents. In addition, the board was provided written summaries of the proposed merger agreement and stockholder agreement.

   Later on March 21, 1999, the Paymentech and First Data management teams and their respective legal counsel and financial advisors continued to discuss various issues relating to the proposed merger, including the purchase price. After several attempts by Paymentech to have First Data increase its offer, First Data increased its initial offer of $24.00 per share of Paymentech common stock to $25.50 and also agreed to pay up to $2 million of the expenses incurred by Paymentech in connection with the merger if the merger is not completed by October 1, 1999 and the Hart-Scott-Rodino Act waiting period has not expired or been terminated. First Data rejected Paymentech's further attempts to obtain an additional purchase price increase. Separately, the BANK ONE and First Data management teams, along with their respective legal counsel, continued to discuss the terms of the proposed stockholder agreement, contribution agreement and other related agreements to be entered into by them in connection with the merger agreement.

   On the morning of March 22, 1999, Paymentech's board of directors reviewed the terms of the proposed transaction with First Data and considered the opinion of Merrill Lynch, as of such date and based upon and subject to the factors and assumptions set forth therein, that the $25.50 per share purchase price to be paid to the holders of Paymentech common stock (other than BANK ONE, First Data and their subsidiaries and the holders of dissenting shares) was fair to those stockholders from a financial point of view. In addition, Paymentech's legal counsel reviewed the principal terms and conditions of the proposed merger agreement and the stockholder agreement and relevant aspects of applicable law. The two independent directors indicated to the other Paymentech directors that they supported the proposed transaction. After considering Merrill Lynch's opinion, the legal presentation and the independent directors' support of the proposed transaction, the board of directors, including its two independent members, determined that the merger agreement is advisable and the terms of the merger are fair to Paymentech's stockholders not affiliated with BANK ONE. Accordingly, the board of directors approved the merger agreement and the stockholder agreement and authorized Paymentech's management to finalize with First Data the outstanding issues under the merger agreement.

   In light of the board of directors' approval of the merger and in anticipation of the pending finalization of definitive transaction agreements with First Data, Paymentech requested that the New York Stock Exchange not permit the Paymentech common stock to commence trading until the merger was publicly announced.

   Later on March 22, 1999, following completion of final negotiations among Paymentech, BANK ONE and First Data, the parties publicly announced the transaction.

Recommendation of Paymentech's board of directors and fairness of the merger

   At a special meeting on March 22, 1999, after considering the support of the merger by the two directors not affiliated with BANK ONE or employed by Paymentech (other than as directors), Merrill Lynch's opinion and the other factors described below, Paymentech's board of directors determined that the merger agreement is advisable and the merger is fair to Paymentech stockholders not affiliated with BANK ONE. Accordingly, the board of directors unanimously approved the merger agreement and now recommends that Paymentech's stockholders adopt the merger agreement and approve the merger and the other transactions contemplated by the merger agreement.

   Factors considered by the board of directors. In determining to approve the merger agreement and recommend that stockholders adopt it, the board of directors considered the following factors, each of which the board of directors concluded supported its determination:

  . Merrill Lynch opinion. The board of directors considered the financial presentations of Merrill Lynch and Merrill Lynch's oral opinion delivered at the March 22, 1999 meeting of the board of directors (which was subsequently confirmed in writing) to the effect that, as of the date of its opinion and subject to the factors and assumptions set forth therein, the $25.50 to be received by the holders of shares of Paymentech common stock (other than BANK ONE, First Data and their subsidiaries and the holders of dissenting shares) in connection with the merger was fair from a financial point of view to those holders. The full text of Merrill Lynch's written opinion, which sets forth the assumptions made, matters considered and limits of review described to the board of directors, is attached as Annex D to this proxy statement. Stockholders are urged to, and should, read Merrill Lynch's opinion carefully.

  . Merger consideration. The board of directors believed that the merger consideration represented the highest price that First Data would likely be willing to pay at this time to acquire the publicly-held shares of Paymentech common stock, without also acquiring BANK ONE's shares.

  . Market price and premium. The board of directors considered the historical market prices of the Paymentech common stock to the $25.50 per share price offered by First Data, which represents a:

    . 29.1% premium over the $19.75 closing price per share of Paymentech common stock on March 8, 1999, which was 10 trading days prior to the date on which the merger was announced

    . 29.1% premium over the $19.75 closing price per share of Paymentech common stock on February 22, 1999, which was 20 trading days prior to the date on which the merger was announced

    . 28.7% premium over the $19.81 closing price per share of Paymentech common stock on February 5, 1999, which was 30 trading days prior to the date on which the merger was announced

    . 82.1% premium over the $14.00 closing price per share of Paymentech common stock on December 22, 1998, which was 60 trading days prior to the date on which the merger was announced

  . Financial analysis. The presentations of Merrill Lynch to Paymentech's board of directors, comparing, among other things, Paymentech to (1) other selected publicly traded core comparable companies in the transaction processing industry and (2) historical merger and acquisition transactions in the technology services industry. For a summary of the material analyses presented to the Paymentech board of directors, see the section below entitled "Opinion of Paymentech's financial advisor."

  . Prior contemplated transactions. The board of directors also considered the results of the sales process conducted in 1998, whereby Paymentech retained Merrill Lynch to solicit third-party bids to acquire all of the outstanding shares of Paymentech common stock, including shares owned by BANK ONE and its subsidiaries. In that sales process, Paymentech received proposals to purchase the outstanding shares of Paymentech common stock ranging from $22.00 to $26.50 per share. Subsequently, after completing a review of a proposed transaction, as well as its assessment of the strategic value of its ownership interest in Paymentech and the business prospects of Paymentech, BANK ONE decided not to sell its interest in Paymentech, and accordingly, determined that a sale transaction involving all of the outstanding shares of Paymentech common stock, including the BANK ONE shares, should not be pursued further.

  . Terms of the merger agreement. The board of directors also considered the terms of the merger agreement, including:

    . the "neutralized voting" provision requiring that the merger be approved by the holders of at least two-thirds of the outstanding shares of Paymentech common stock not owned by either BANK ONE or its affiliates

    . the ability of the board of directors, in the exercise of its fiduciary duties, to cause Paymentech to furnish confidential information about its operations to third parties making alternative acquisition proposals

    . the ability of the board of directors, in the exercise of its fiduciary duties, to terminate the merger agreement in order to permit Paymentech to enter into an alternative business combination transaction which the board determines to be more favorable to Paymentech's stockholders compared to the merger, subject to Paymentech's payment of a $10 million termination fee to First Data

    . the ability of Paymentech to obtain from First Data reimbursement for up to $2 million of fees and expenses which Paymentech incurs in connection with the merger, if the merger is not completed prior to October 1, 1999 and the waiting period under the Hart-Scott-Rodino Act has not expired or terminated

  . Possible decline in market price of Paymentech common stock. The board of directors also considered the possibility that if a merger transaction with First Data was not negotiated and Paymentech remained as a publicly owned corporation, it is possible that because of potentially lower than expected projected earnings for Paymentech or a decline in the market price of Paymentech common stock or the stock market in general, the price that Paymentech stockholders might receive in a future sale transaction might be less than the $25.50 per share price offered in the merger by First Data.

  . Availability of dissenters' rights. The board of directors also considered the fact that dissenters' rights of appraisal will be available to stockholders under Delaware law.

  . Cross conditions between transaction agreements. The board of directors also took note that the completion of the merger was subject to neither the stockholder agreement nor the contribution agreement being terminated.

  . Interests of various parties in the merger. Paymentech's directors were aware that BANK ONE, First Data and some of Paymentech's directors and officers have relationships and interests in the merger that differ from the interests of Paymentech's public stockholders. The two independent directors also considered these various interests in connection with their determination to support the merger. For a summary of these interests, see the section below entitled "Interests of certain persons in the merger and certain relationships."

  . Support of Paymentech's independent directors. In addition to the factors listed above, the six Paymentech directors who are either executive officers or directors of BANK ONE or an executive officer of Paymentech considered the determination of Paymentech's two independent directors to support the merger. The independent directors made their determination based upon the foregoing factors.

   The board of directors considered the fact that if the merger is approved, Paymentech's public stockholders will not participate in the future growth of Paymentech. Because of the risks and uncertainties associated with Paymentech's future prospects, the board of directors concluded that this detriment was not quantifiable.

   In view of the wide variety of factors considered in connection with its evaluation of the merger and the merger agreement, the board of directors did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its determinations.

Opinion of Paymentech's financial advisor

   Paymentech retained Merrill Lynch to act as its exclusive financial advisor in connection with a possible business combination. On March 22, 1999, Merrill Lynch rendered to the board of directors of Paymentech its oral opinion (which was subsequently reconfirmed in writing) that, as of that date and based upon and subject to the factors and assumptions set forth therein, the $25.50 per share to be received by the holders of Paymentech common stock, other than BANK ONE, First Data and their affiliates, in the merger was fair from a financial point of view to those stockholders.

   The full text of Merrill Lynch's written opinion, which sets forth the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Annex D at the end of this proxy statement and is incorporated herein by reference. The summary of the Merrill Lynch opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the Merrill Lynch opinion. Holders of Paymentech common stock are urged to read the opinion in its entirety. The Merrill Lynch opinion was provided to the board of directors of Paymentech for its information and is directed only to the fairness from a financial point of view of the $25.50 per share to be received by the holders of Paymentech common stock, other than BANK ONE, First Data and their affiliates, in the merger, does not address the merits of the underlying decision by Paymentech to engage in the merger and does not constitute a recommendation to any Paymentech stockholder as to how that stockholder should vote on the proposed merger.

   The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

   In performing its analyses, numerous assumptions were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Paymentech, BANK ONE or First Data. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by those analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which these businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Merrill Lynch opinion was among several factors taken into consideration by the board of directors of Paymentech in making its determination to approve the merger agreement and the merger. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the board of directors of Paymentech or Paymentech's management with respect to the fairness of the $25.50 per share to be received by the holders of Paymentech common stock in the merger.

   In arriving at its opinion, Merrill Lynch, among other things:

  . reviewed certain publicly available business and financial information relating to Paymentech which Merrill Lynch deemed to be relevant;

  . reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Paymentech, furnished to Merrill Lynch by Paymentech;

  . conducted discussions with members of senior management and representatives of Paymentech concerning the matters described above;

  . reviewed the market prices and valuation multiples for shares of Paymentech common stock and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant;

  . reviewed the results of operations of Paymentech and compared them with those of certain publicly traded companies which Merrill Lynch deemed to be relevant;

  . compared the proposed financial terms of the Merger with the financial terms of certain other transactions which Merrill Lynch deemed to be relevant;

  . participated in certain discussions and negotiations among representatives of Paymentech, First Data and their financial and legal advisors;

  .  reviewed a draft of the merger agreement dated March 22, 1999; and

  . reviewed selected other financial studies and analyses and took into account various other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.

   In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying that information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Paymentech and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Paymentech. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by Paymentech, Merrill Lynch assumed that it had been reasonably prepared and reflected the best currently available estimates and judgment of Paymentech's management as to the expected future financial performance of Paymentech. Merrill Lynch also assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by Merrill Lynch.

   The Merrill Lynch opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, the date of the opinion. For the purpose of rendering the Merrill Lynch opinion, Merrill Lynch assumed, in all respects material to its analysis, that the representations and warranties of each party in the merger agreement and all related documents and instruments contained therein are true and correct, that each party to the merger agreement and all the related documents and instruments will perform all of the covenants and agreements required to be performed by that party therein and that all conditions to the consummation of the merger will be satisfied without waiver thereof.

   Merrill Lynch has in the past provided financial advisory and financing services to Paymentech, BANK ONE and First Data and/or their affiliates and may continue to do so and has received, and may receive, fees for the rendering of these services. Specifically, Merrill Lynch acted as financial advisor to BANK ONE in connection with its 1998 merger with First Chicago NBD. In addition, in the ordinary course of Merrill Lynch's business, Merrill Lynch may actively trade the Paymentech common stock, as well as securities of BANK ONE and First Data for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities.

   Set forth below is a summary of the material analyses presented by Merrill Lynch to Paymentech's board of directors on March 20, 1999, after taking into account certain updates and clarifications (as indicated to Paymentech's directors on March 22, 1999), in connection with the Merrill Lynch opinion.

   Transaction overview. The $25.50 per share of Paymentech common stock offered by First Data represented a premium to the market price of Paymentech common stock one, ten, thirty and sixty trading days prior to the announcement of the merger of 2.2%, 29.1%, 28.7% and 82.1%. The aggregate purchase price, which is calculated by multiplying the $25.50 per share of Paymentech common stock by 37.16 million fully diluted shares of Paymentech common stock outstanding (using the treasury stock method at the price offered) represented a multiple of net income for the last twelve months (LTM) ended December 31, 1998 of 43.2x, a multiple of 1999 calendar year estimated earnings (as published by First Call Consensus, an industry service provider of global earnings information based on an average of earnings estimates published by various investment banking firms) per share (EPS) of 33.1x and a multiple of LTM cash flow of 18.6x. Additionally, the multiples of aggregate transaction value (defined as the aggregate purchase price plus total debt and book value of preferred stock minus free cash (cash not owed to merchants in the normal course of business)) of Paymentech to LTM revenue, LTM earnings before interest and taxes (EBIT) and LTM earnings before interest, taxes and depreciation and amortization (EBITDA) were 4.3x, 21.9x and 13.3x, respectively.

   Peer group comparison. Using publicly available information and estimates of future financial results published by First Call, and taken from research reports, Merrill Lynch compared certain financial and other operating information and ratios related to Paymentech with that of other comparable companies in the transaction processing industry. For purposes of its analysis, Merrill Lynch identified the following six companies as comparable companies:

  . Concord EFS, Inc. (after giving effect to its merger with Electronic Payment Systems, Inc.);

  .  First Data Corporation;

  .  National Data Corporation;

  .  National Processing, Inc.;

  . NOVA Corporation (after giving effect to its merger with PMT Services, Inc.); and

  .  Total Systems Services, Inc.

Merrill Lynch further analyzed these companies based on a variety of operating and financial criteria, including, among other things, industry focus (including a focus on credit card processing), growth, size and profitability and ownership characteristics to determine a group of core comparable companies most comparable to Paymentech for valuation purposes. Merrill Lynch determined that the core comparable companies included:

  .  Concord EFS, Inc.;

  .  First Data Corporation;

  .  National Data Corporation; and

  .  NOVA Corporation.

   Core comparable company statistics. In comparing Paymentech to the core comparable companies, Merrill Lynch calculated certain financial and operating statistics. Merrill Lynch's calculations resulted in the following relevant ranges for the core comparable companies as of March 19, 1999 (based on closing prices one day prior to the announcement of the merger) and for Paymentech at March 8, 1999 and March 19, 1999:

    Multiple of Fully
    Diluted                     Core Comparable
      Market Value to              Companies              Paymentech at
    -----------------         -------------------- ----------------------------
                                  Range     Median March 8, 1999 March 19, 1999
                              ------------- ------ ------------- --------------
LTM Net Income..............  21.0x - 44.1x 28.1x      32.4x         40.9x
Estimated Calendar Year 1999
 Net Income.................  17.1  - 31.2  21.8       25.6          32.4
Estimated Calendar Year 2000
 Net Income.................  13.0  - 23.0  17.7       21.9          27.7
LTM Cash Flow...............  10.4  - 25.5  15.3       14.4          18.2
LTM EBITDA..................   7.0  - 21.7  12.9        9.8          12.4
LTM Revenues................   1.7  -  3.6   2.7        3.2           4.0

   In addition, Merrill Lynch calculated a range of five year growth rates, as reported by First Call, of 13.0% to 30.0%, with a median estimated five year growth rate of 25.0% (as compared to Paymentech at 17.0% at March 19, 1999 and March 8, 1999). Based on this information, Merrill Lynch calculated a range of multiples derived from a fraction, the numerator of which is a multiple of each core comparable company's fully diluted market value to estimated calendar year 1999 net income and the denominator of which is the First Call five-year growth rate, of .66x to 1.8x with a median multiple of .95x (as compared to Paymentech at 1.9x at March 19, 1999 and 1.5x at March 8, 1999).

   Imputed value based on comparable company analysis. Merrill Lynch compared certain information related to Paymentech with the core comparable companies to determine an implied value of Paymentech's common stock. This information included, among other things, fully diluted market capitalization as a multiple of LTM revenues, fully diluted market capitalization to LTM net income, fully diluted market capitalization to LTM cash flow and fully diluted market capitalization to estimated calendar year 1999 net income. The multiples of fully diluted market capitalization to the median core comparable companies' LTM revenues, LTM net income, LTM cash flow and estimated calendar year 1999 net income implied a value per share of

Paymentech common stock of $17.95, $16.61, $21.02 and $16.79 respectively (as compared to the $25.50 offered by First Data). Merrill Lynch observed that the market price of Paymentech common stock was $24.94 on March 19, 1999 and $19.75 on March 8, 1999.

   Imputed value based on selected precedent acquisition transactions. Merrill Lynch reviewed the publicly available financial terms of 19 precedent acquisition transactions in related technology services over an observation period beginning January 1997 and extending through March 19, 1999. Merrill Lynch narrowed the list of precedent acquisition transactions based on a variety of criteria, including, among other things, specific industry focus (including a focus on transaction processing), deal size and ownership characteristics and determined that the following five core precedent acquisition transactions were most comparable to the proposed transaction between Paymentech and First Data for valuation purposes:

  .  USCS International/DST Systems, Inc.;

  .  BA Merchant Services, Inc./BankAmerica;

  .  Electronic Payment Services, Inc./Concord EFS, Inc.;

  .  SPS Transaction Services/Associates First Capital Corporation; and

  .  PMT Services Inc./NOVA Corporation.

For the core precedent acquisition transactions, Merrill Lynch calculated a range of multiples of transaction value as follows:

  . transaction value to LTM revenue of 2.8x to 5.4x with a median multiple of 3.2x (as compared to 4.3x based on the $25.50 offered by First Data); and

  . transaction value to LTM EBITDA of 11.5x to 19.4x with a median multiple of 12.8x (as compared to 13.3x based on the $25.50 offered by First
     Data).

Merrill Lynch calculated a range of multiples of purchase price as follows:

  . purchase price to LTM earnings of 21.4x to 48.9x with a median multiple of 37.1x (as compared to 43.2x based on the $25.50 offered by First
     Data); and

  . purchase price to LTM cash flow of 15.5x to 28.5x with a median multiple of 17.9x (as compared to 18.6x based on the $25.50 offered by First
     Data).

   Merrill Lynch also calculated the premiums paid to the average market price thirty days prior to the announcement of each of the core precedent acquisition transactions. The premiums ranged from 7.0% to 56.9% with a median premium of 37.4%. The multiple of transaction value to the median of the precedent acquisition transactions' LTM revenue, the multiples of purchase price to the LTM earnings and LTM cash flow and the premiums paid to the 30-day average price prior to announcement imply a value per share of Paymentech common stock of $21.05, $21.92, $24.59 and $27.74, respectively (as compared to the $25.50 offered by First Data).

   Imputed value based on selected minority shareholder transactions. Merrill Lynch analyzed premiums paid in 33 subsidiary transactions from January 1996 through March 1999 where a single majority shareholder owned from 51% up to 89% of the target subsidiary shares being acquired. This analysis compared the median premiums paid one week and four weeks preceding the public announcement of each subsidiary transaction. Merrill Lynch observed that BANK ONE owned approximately 55% of the outstanding shares of Paymentech common stock on March 19, 1999. Merrill Lynch calculated the median premiums paid one week and four weeks prior to the date of announcement for the subsidiary transactions to be 23.1% and 26.8%, respectively. Merrill Lynch applied these premiums to the Paymentech stock price one week and four weeks prior to the announcement of the merger which resulted in an implied value per share of Paymentech common stock of $28.31 and $25.04, respectively (as compared to the $25.50 offered by First
Data). Merrill Lynch observed, and Paymentech's board of directors concurred, that the value per share implied by the median one-week premium analysis may have been inflated as a result of the increase in the market price of Paymentech common stock over the one-week period prior to the announcement of the merger due to market rumors concerning a possible transaction involving Paymentech.

   Discounted cash flow analysis. Merrill Lynch performed a discounted cash flow analysis (i.e., an analysis of the present value of projected unlevered free cash flows for the periods and using the discount rates indicated) of Paymentech based upon 1999-2004 forecasts prepared by Paymentech's management. Utilizing these forecasts, Merrill Lynch computed the present value of the free cash flows for the five calendar years 1999-2003 by applying a range of discount rates of 13.0% to 15.0% per year. Merrill Lynch also computed the present value of the terminal value of Paymentech at the end of calendar year 2003 by applying a range of net income multiples of 15.0 to 19.0 times estimated 2004 net income and applying to these terminal values a range of discount rates of 13.0% to 15.0% per year. The range of terminal net income multiples was determined by analyzing the current and historic projected net income multiples of Paymentech and the core comparable companies and factoring in the expected growth prospects of Paymentech at the end of calendar year 2003. The discounted cash flow analysis implied a range of values per share of Paymentech common stock, on a fully diluted basis, of $20.71 to $27.08 (as compared to the $25.50 offered by First Data).

   Other factors and comparative analysis. In rendering its opinion, Merrill Lynch considered certain other factors and conducted certain other analyses, including, among other things (i) a review of the history of trading prices and volume for Paymentech common stock and the relationship between movements in Paymentech's common stock price and movements in the S&P 500 and movements in the prices of other companies involved in the transaction processing industry;
(ii) a review of trading activity at varying price levels in Paymentech's common stock from the date of Paymentech's initial public offering on March 22, 1996 and follow-on offering on November 8, 1996; and (iii) a comparison to past indications of interest to purchase full control of Paymentech's outstanding shares of common stock. The performance of Paymentech's common stock for the periods beginning 10, 20, 30 and 60 trading days prior to the announcement of the merger compared with the movements in the S&P 500 and the core comparable companies for the same periods is set forth below:

                                           % Change in Stock Price
                                 ------------------------------------------------------
     Period Prior to                                                    Core Comparable
Announcement of the Merger       Paymentech           S&P 500              Companies
--------------------------       ----------           -------           ---------------
   Ten trading days                 26.3%               1.3%                 -0.1%
   Twenty trading days              26.3                2.1                  -0.1
   Thirty trading days              25.9                4.8                  -0.2
   Sixty trading days               78.1                8.0                  -0.1

   As described above, Merrill Lynch's opinion and presentation to the Paymentech board of directors was one of many factors taken into consideration by the Paymentech board of directors in making its determination to recommend the merger agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Paymentech board of directors or Paymentech's management with respect to the value of Paymentech or whether the Paymentech board of directors would have been willing to recommend a merger at a different level of consideration.

   Paymentech retained Merrill Lynch to act as its financial advisor in connection with the merger. Merrill Lynch was selected by Paymentech based on Merrill Lynch's qualifications, expertise and reputation, as well as Merrill Lynch's familiarity with Paymentech. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   Pursuant to an engagement letter dated March 19, 1999, Paymentech engaged Merrill Lynch to provide financial advisory services to it in connection with the merger, including, among other things, rendering the Merrill Lynch opinion. Pursuant to the terms of the engagement letter, Paymentech agreed to pay Merrill Lynch a fee of $3.9 million upon the consummation of the merger or any other merger transaction with First Data. In addition, Paymentech has agreed to reimburse Merrill Lynch for its out-of-pocket expenses, including attorney's fees, incurred in connection with its engagement, and to indemnify Merrill Lynch and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement.

Position of BANK ONE and First USA Financial regarding the merger

   Based upon the conclusions of Paymentech's board of directors, the support of its two independent directors and the opinion and related analyses of Merrill Lynch that, as of March 22, 1999 and based upon and subject to the factors and assumptions set forth in the opinion, the $25.50 to be received by Paymentech's public stockholders is fair to those stockholders from a financial point of view, each of BANK ONE and First USA Financial have concluded that the merger is fair to Paymentech's public stockholders. As disclosed in the section entitled "Special Factors--Interests of certain persons in the merger and certain relationships," both BANK ONE and First USA Financial have various interests in the merger that differ from those of Paymentech's public stockholders.

Position of First Data, FDC Offer and FB Merging regarding the merger

   Based upon the conclusions of Paymentech's board of directors and the support of its two independent directors, each of First Data, FDC Offer and FB Merging has concluded that the merger is fair to Paymentech's public stockholders. As disclosed in the section entitled "Interests of certain persons in the merger and certain relationships," First Data has various interests in the merger that differ from those of Paymentech's public stockholders.

Plans for Paymentech following the merger and certain effects of the merger

   Upon completion of the merger, Paymentech, as the surviving corporation, will become a wholly owned subsidiary of FDC Offer, which at that time will be jointly owned by First Data and BANK ONE. In accordance with the terms and conditions of the contribution agreement, after the merger has been completed and several other conditions set forth in the contribution agreement are met, First Data and BANK ONE will cause Paymentech to contribute substantially all of its assets and liabilities, except for the capital stock of First USA Financial Services, Inc. and MessageMedia, Inc. (formerly known as First Virtual Holdings, Inc.) and any related liabilities, to the BANK ONE/First Data alliance in exchange for a membership interest in the alliance. Under the contribution agreement, BANK ONE and First Data have agreed to effect a spin-off, sale or divestiture of First USA Financial Services and MessageMedia to BANK ONE prior to Paymentech's contribution of its assets to the BANK ONE/First Data alliance. See "The Contribution Agreement." Paymentech would receive a 50% interest in the alliance in exchange for the contribution of its assets. BANK ONE's and First Data's interests in the alliance, other than through their joint ownership of FDC Offer, would each be reduced from 50% to 25%.

   In addition, upon completion of the merger, Paymentech's stockholders (other than BANK ONE and its subsidiaries) will no longer have any interest in, and will not be stockholders of, Paymentech or the BANK ONE/First Data alliance. Therefore, these public stockholders will not benefit from any future earnings or growth of Paymentech or the BANK ONE/First Data alliance or benefit from any increases in Paymentech's or the alliance's value. They will also no longer bear the risk of any decreases in Paymentech's value. Instead, upon completion of the merger, each of these stockholders will have the right to receive $25.50 in cash for each of their shares of Paymentech common stock. This cash merger consideration will not be paid in exchange for shares of Paymentech common stock which are:

  . held in the treasury of Paymentech or any of its wholly owned subsidiaries

  . owned by First Data, BANK ONE or FB Merging or any of their respective wholly owned subsidiaries

  .  held by dissenting stockholders

   The benefit of the merger to Paymentech's public stockholders is the payment of a cash premium above the market value for Paymentech common stock prior to the announcement of the merger. This cash payment assures that all stockholders will receive the same amount for their shares, rather than taking the risks associated with attempting to sell their shares in the market. The detriment to the public stockholders is their inability to participate in the possible future growth of Paymentech's business--which will be combined into the BANK ONE/First Data alliance. If the merger is completed, First Data and BANK ONE will hold the entire equity interest in the alliance (including through Paymentech) and will benefit from any future earnings or growth of Paymentech's business, which will largely be transferred to the alliance, and any associated increases in value. However, First Data and BANK ONE will also bear the risk of any decreases in the value of Paymentech's business, which will largely be transferred to the alliance.

   Paymentech common stock is currently registered under the Securities Exchange Act of 1934, as amended. As a result of the merger, this stock will be delisted from the New York Stock Exchange and its registration under the Exchange Act will be terminated. Also, Paymentech will no longer need to comply with the proxy rules or periodic reporting requirements under the federal securities laws or to file information with the Securities and Exchange Commission (SEC). Paymentech's officers, directors and large beneficial owners will be relieved of the reporting requirements and restrictions on insider trading under the Exchange Act.

   The directors of FB Merging and the officers of Paymentech immediately prior to completion of the merger will be the directors and officers, respectively, of Paymentech, as the surviving corporation, immediately following completion of the merger. Furthermore, First Data, BANK ONE, First USA Financial and FDC Offer have agreed in the stockholder agreement that after completion of the merger but prior to the contribution of substantially all of Paymentech's assets and liabilities to the BANK ONE/First Data alliance, FDC Offer will elect a nine-member board of directors for the surviving corporation, five of whom will be designated by BANK ONE and four of whom will be designated by First Data. After the contribution of Paymentech's assets and liabilities to the BANK ONE/First Data alliance, as provided for in the contribution agreement, the stockholder agreement provides that the surviving corporation's board of directors will be reduced to four members, with two members designated by each of BANK ONE and First Data.

   Paymentech's certificate of incorporation will be amended as presented in Exhibit C to the merger agreement and will be the certificate of incorporation of Paymentech immediately after completion of the merger. The by-laws of FB Merging, as in effect immediately prior to completion of the merger, will be the by-laws of Paymentech immediately after completion of the merger.

Conduct of Paymentech's business if the merger is not completed

   If the merger is not completed, Paymentech's board of directors expects that Paymentech's current management will continue to operate the company's business substantially as presently operated. Paymentech will continue to consider, from time to time, all available options with respect to the future of its business and operations.

Interests of certain persons in the merger and certain relationships

   In considering the recommendation of Paymentech's board of directors with respect to the merger, stockholders should be aware that BANK ONE, First Data and various members of the board of directors and Paymentech's management have interests that may present them with actual, potential or the appearance of potential conflicts of interest in connection with the merger. The board of directors, including its independent directors, was aware of these potential or actual conflicts of interest and considered them along with other matters described in detail in the section of this proxy statement entitled "Special Factors--Recommendation of Paymentech's board of directors and fairness of the merger."

   Upon completion of the merger, each outstanding share of Paymentech common stock will be converted into the right to receive $25.50 in cash. This cash merger consideration will not be paid in exchange for shares of Paymentech common stock which are:

  . held in the treasury of Paymentech or any of its wholly owned subsidiaries

  . owned by First Data, BANK ONE or FB Merging or any of their respective wholly owned subsidiaries, other than shares held in a fiduciary, collateral, custodial or similar capacity

  .  held by dissenting stockholders

BANK ONE currently owns indirectly, through First USA Financial, approximately 55% of the outstanding shares of Paymentech common stock. Following completion of the merger and the contribution of most of Paymentech's assets to the BANK ONE/First Data alliance, BANK ONE will own approximately a 52.5% equity interest in the alliance and First Data will own approximately a 47.5% equity interest in the alliance. Five of Paymentech's directors who approved the merger agreement are executive officers and/or directors of BANK ONE and one of Paymentech's directors is Paymentech's President and Chief Executive Officer.

   The merger agreement provides that the current directors of FB Merging will be the directors of the surviving corporation. Two officers of First Data, Richard Aiello and David J. Treinen, currently serve as the only directors of FB Merging. However, First Data, BANK ONE, First USA Financial and FDC Offer have agreed in the stockholder agreement that after completion of the merger but prior to the contribution of substantially all of Paymentech's assets and liabilities to the Bank One/First Data alliance, FDC Offer will elect a nine-member board of directors for the surviving corporation, five of whom will be designated by BANK ONE and four of whom will be designated by First Data. After the contribution of Paymentech's assets and liabilities to the BANK ONE/First Data alliance, as provided for in the contribution agreement, the stockholder agreement provides that the surviving corporation's board of directors will be reduced to four members, with two members designated by each of BANK ONE and First Data.

   The merger agreement also provides that the current officers of Paymentech will be the officers of the surviving corporation. Upon the contribution of most of Paymentech's assets and liabilities to the BANK ONE/First Data alliance, First Data and BANK ONE expect that Pamela H. Patsley, currently Paymentech's president and chief executive officer, will lead the combined operations and other members of Paymentech's management will hold management positions at the BANK ONE/First Data alliance.

   Paymentech's executive officers and directors currently own an aggregate of 1,350,561 shares of Paymentech common stock, representing less than 4% of the total outstanding shares. In addition, Paymentech's executive officers and directors own options to purchase an aggregate of 1,326,400 shares of Paymentech common stock at strike prices ranging from $14.56 to $39.50. Each of these options will be cancelled in the merger in exchange for an amount of cash equal to the positive difference between $25.50 and the applicable share strike price. Upon the cash-out of all options at the effective time of the merger, Paymentech expects that the following directors and executive officers will receive the following cash payments for their options:

       Gene H. Bishop................................................ $   75,788
       Pamela H. Patsley............................................. $3,181,875
       Rupinder Sidhu................................................ $   75,788
       John C. Tolleson.............................................. $   45,938
       Richard W. Vague.............................................. $  298,500
       James W. Baumgartner.......................................... $  790,000
       Michael P. Duffy.............................................. $1,083,625
       Kathyrn J. Kessler............................................ $  550,113
       Philip E. Taken............................................... $  849,700

   In addition, Paymentech's executive officers and directors currently own an aggregate of 99,955 restricted shares of Paymentech common stock under Paymentech's restricted stock plan. At the effective time of the merger, all restrictions on the restricted stock will lapse and these unrestricted shares of Paymentech common stock will be converted in the merger into the right to receive the $25.50 per share cash merger consideration. The following table sets forth those executive officers and directors of Paymentech holding shares of restricted stock and the amounts of cash they will receive in exchange for these shares in the merger:

       Pamela H. Patsley............................................... $988,125
       James W. Baumgartner............................................ $485,903
       Michael P. Duffy................................................ $473,153
       Kathryn J. Kessler.............................................. $136,833
       Philip E. Taken................................................. $464,840

   The merger agreement provides that the surviving corporation will, following completion of the merger, indemnify all past and present officers and directors of Paymentech to the same extent and in the same manner as these persons are indemnified by Paymentech under Delaware law and Paymentech's charter and by-laws. This indemnification covers any acts or omissions of these officers and directors occurring prior to the effective time of the merger. The merger agreement also provides that for six years following completion of the merger, the surviving corporation will provide directors' and officers' liability insurance coverage to Paymentech's current officers and directors substantially similar to Paymentech's existing policy. However, the surviving corporation will not be required to pay an annual premium for the directors' and officers' insurance in excess of 150% of the last annual premium paid prior to the date of the merger agreement but in that case will purchase as much coverage as possible for that amount.

   In March 1996, Ms. Patsley received a full recourse loan in the amount of $1,953,000 from First USA Financial in order to acquire shares of Paymentech common stock through the exercise of options granted under Paymentech's 1996 Stock Option Plan. The outstanding balance of this loan as of March 31, 1999, including accrued interest, was $2,293,564. Under the terms of the promissory note for this loan, as a result of the merger, the unpaid balance of the loan will be forgiven by First USA Financial.

Accounting treatment

   The merger will be accounted for under the "purchase" method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid by First Data in connection with the merger will be allocated to First Data's proportionate share of Paymentech's identifiable assets and liabilities based on their fair market values, with any excess being treated as goodwill by First Data.

Regulatory requirements and third party consents

   In connection with the merger, First Data and BANK ONE are required to file documents under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Paymentech must file the certificate of merger with the Secretary of State of the State of Delaware.

   Under the Hart-Scott-Rodino Act and the related rules of the Federal Trade Commission, certain acquisition transactions may not be completed unless selected information has been furnished to the Antitrust Division of the Department of Justice and the FTC and prescribed waiting period requirements have been satisfied. One condition to completion of the merger is the expiration or termination of all applicable Hart-Scott-Rodino Act waiting periods.

   Under the Hart-Scott-Rodino Act, on March 12, 1999 and March 15, 1999, respectively, First Data and BANK ONE filed the necessary documents with the Justice Department and the FTC in connection with the merger. Under this statute, the parties may not complete the merger until a 30-calendar day waiting period following the filings has expired, unless this period has terminated earlier. Prior to the expiration of the waiting period, the antitrust agency reviewing the transaction may issue to the parties requests for additional information. In that event, the merger may not be consummated until 20 days after both parties have substantially complied with such requests, unless the 20-day period has been terminated earlier. At any time during or after this process, the antitrust agencies may seek to enjoin or unwind the merger by filing suit in federal district court.

   Except as discussed above, Paymentech does not believe that any material third party consents will be required in connection with the merger.

U.S. federal income tax consequences of the merger

   The receipt of cash for shares of Paymentech common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. The tax consequences of this receipt pursuant to the merger may vary depending upon, among other things, the particular circumstances of the stockholder. In general, a stockholder who receives cash for shares pursuant to the merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received in exchange for the shares sold and that stockholder's adjusted tax basis in the shares.

   Provided that the shares constitute capital assets in the hands of the stockholder, the gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the shares exceeds one year. Gain or loss will be calculated separately for each block of shares (i.e., shares acquired at the same time and price) sold pursuant to the merger. For individual taxpayers, capital losses are generally deductible only to the extent of capital gains for the year plus ordinary income of up to $3,000. Corporate taxpayers may generally deduct capital losses only to the extent of their capital gains.

   A stockholder may be subject to backup withholding at a rate of 31% unless the stockholder provides a correct taxpayer identification number and certifies that the stockholder is not subject to backup withholding, or unless an exemption applies. Backup withholding is not an additional tax; any amounts so withheld may be credited against the U.S. federal income tax liability of the stockholder subject to the withholding.

   The U.S. federal income tax discussion set forth above is included for general information only and is based upon present law. Stockholders are urged to consult their tax advisors with respect to the specific tax consequences of the merger to them, including the application and effect of the alternative minimum tax, and state, local and foreign tax laws. In addition, the discussion set forth above may not apply to particular categories of stockholders, including, for example, stockholders who, for U.S. federal income tax purposes, are non-resident alien individuals, foreign corporations, foreign partnerships or foreign trusts or estates, stockholders who are life insurance companies, tax-exempt organizations, financial institutions, and stockholders who acquired shares pursuant to the exercise of employee stock options or otherwise as compensation.

Fees and expenses

   Whether or not the merger is completed and except as stated in this section, all fees and expenses incurred in connection with the merger will be paid by the party incurring the fees and expenses.

   If the merger agreement is terminated because the merger is not completed prior to October 1, 1999 and any waiting period under the Hart-Scott-Rodino Act has not expired or terminated, then First Data has agreed to reimburse Paymentech for up to $2 million of its documented out-of-pocket fees and expenses incurred in connection with the merger agreement.

   Furthermore, Paymentech has agreed to pay First Data a $10 million termination fee if First Data terminates the merger agreement because Paymentech's board of directors takes any of the following actions:

  . withdraws or modifies its approval or recommendation of the merger or the merger agreement in a manner which is adverse to First Data

  . approves or recommends any alternative proposal relating to an acquisition transaction of the nature specified in the merger agreement and involving Paymentech and a party other than First Data

Paymentech has also agreed to pay First Data a $10 million termination fee if Paymentech terminates the merger agreement in order to enter into an agreement for an alternative transaction that Paymentech's board of directors believes is more favorable to Paymentech's stockholders than the merger.

   The following are estimates of the fees and expenses which Paymentech, First Data and BANK ONE expect to incur in connection with the merger:

     Financial Advisor Fees(1)...................................... $4,050,000
     SEC Filing Fees................................................ $   86,073
     Legal Fees and Expenses........................................ $3,300,000
     Accounting Fees................................................ $   55,000
     Printing and Mailing Expenses.................................. $  145,000
     Exchange Agent Fees............................................ $   20,000
     Solicitation Fees.............................................. $   15,000

--------
(1) Financial advisor fees consist only of estimated fees and expenses payable to Merrill Lynch, which are described in detail in the section of this proxy statement entitled "Special Factors--Opinion of Paymentech's financial advisor." In addition, Morgan Stanley & Co. Incorporated is providing certain financial advisory services to First Data in connection with the merger. First Data has agreed to pay Morgan Stanley reasonable and customary compensation for such services. In addition, First Data has agreed to reimburse Morgan Stanley for its out-of-pocket expenses related to its engagement, including the reasonable fees and expenses of its counsel, and has agreed to indemnify Morgan Stanley against certain liabilities and expenses.

                  INFORMATION CONCERNING THE SPECIAL MEETING

Proxy statement

   This proxy statement is being furnished to you in connection with the solicitation of proxies by Paymentech's board of directors in connection with the proposed merger.

   This proxy statement is first being furnished to stockholders of Paymentech
on or about       , 1999.

Time, place and date

   The special meeting of stockholders of Paymentech is scheduled to be held as follows:

                                   ,     , 1999
                              :   .m., local time
                               Paymentech, Inc.
                         1601 Elm Street, [47th Floor]
                              Dallas, Texas 75201

Purpose of the special meeting

   The special meeting is being held so that stockholders of Paymentech may consider and vote upon a proposal to adopt the merger agreement and to transact any other business that properly comes before the special meeting or any adjournment. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

   If the stockholders of Paymentech adopt the merger agreement, FB Merging will merge with and into Paymentech and Paymentech will survive the merger. You will receive $25.50 in cash for each share of Paymentech common stock that you own. This cash merger consideration will not be paid in exchange for shares of Paymentech common stock which are:

  . held in the treasury of Paymentech or any of its wholly owned subsidiaries

  . owned by First Data, BANK ONE or FB Merging or any of their respective wholly owned subsidiaries

  .  held by dissenting stockholders

Stockholder record date for the special meeting

   Paymentech's board of directors has fixed the close of business on      ,
1999, as the record date for determination of Paymentech stockholders entitled to notice of and entitled to vote at the special meeting. On the record date,
there were     shares of Paymentech common stock outstanding, held by
approximately     holders of record.

Vote of Paymentech stockholders required for adoption of the merger agreement

   A majority of the voting power of the outstanding shares of Paymentech common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. Broker non-votes and shares as to which a stockholder abstains will be included in determining whether there is a quorum at the special meeting.

   The holders of a majority of the outstanding shares of Paymentech common stock must approve the merger, including at least two-thirds of the shares not owned by either BANK ONE or its affiliates. You are entitled to one vote for each share of Paymentech common stock owned on the record date on each proposal to be presented to stockholders at the special meeting. BANK ONE, which owns indirectly approximately 55% of the outstanding shares of Paymentech common stock, has already agreed in the stockholder agreement to vote to approve the merger. In addition, Paymentech expects that its executive officers and directors will vote to approve the merger.

Proxies

   All shares of Paymentech common stock represented by properly executed proxies received before or at the special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a properly executed proxy, the shares will be voted FOR adoption of the merger agreement. You are urged to mark the box on the proxy to indicate how to vote your shares.

   If a properly executed proxy is returned and the stockholder has abstained from voting on adoption of the merger agreement, the Paymentech common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of adoption of the merger agreement. Similarly, if an executed proxy is returned by a broker holding shares of Paymentech common stock in street name which indicates that the broker does not have discretionary authority to vote on adoption of the merger agreement, the shares will be considered present at the meeting for purposes of determining the presence of a quorum and calculating the vote, but will not be considered to have been voted in favor of adoption of the merger agreement. Your broker will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

   Because adoption of the merger agreement and approval of the merger require the affirmative vote of the holders of a majority of the outstanding shares of Paymentech common stock, including at least two-thirds of the stockholders not affiliated with BANK ONE, as of the record date, abstentions, failures to vote and broker non-votes will have the same effect as a vote against adoption of the merger agreement and approval of the merger.

   Paymentech does not expect that any matter other than adoption of the merger agreement will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

   You may revoke your proxy at any time before it is voted by:

  . sending a written revocation notice to the Secretary of Paymentech at 1601 Elm Street, 9th Floor, Dallas, Texas, 75201

  .  granting a subsequent proxy

  . appearing in person and voting at the special meeting. Attendance at the special meeting will not in and of itself constitute revocation of a proxy

   If you own your shares of Paymentech common stock in "street name," you should follow your broker's instructions concerning how to change your vote.

   Paymentech will incur the expenses incurred in connection with the printing and mailing of this proxy statement. Paymentech has retained Georgeson & Co., Inc. at an estimated cost of $15,000 plus reimbursement of expenses, to assist in the solicitation of proxies. Paymentech and Georgeson will also request banks, brokers and other intermediaries holding shares beneficially owned by others to send this proxy to and obtain proxies from the beneficial owners and will reimburse the holders for their reasonable expenses in so doing.

   You should not send in any stock certificates with your proxies. A transmittal form with instructions for the surrender of stock certificates for Paymentech common stock will be mailed to you as soon as practicable after completion of the merger.

                                   LITIGATION

   Since the announcement of the merger by Paymentech and First Data on March 22, 1999, three putative class action lawsuits relating to the merger have been filed in the Court of Chancery for the State of Delaware: Sherry Simmons v. Paymentech, Inc., et. al., C.A. No. 17044NC; Crandon Capital Partners v. McCoy, et al., C.A. No. 17046NC; and Rosenwald v. McCoy, et al., C.A. No.17056NC.

   The lawsuits were filed by individuals claiming to be stockholders of Paymentech, purportedly on behalf of all Paymentech's stockholders (except BANK ONE and its subsidiaries) against Paymentech, Paymentech's directors, BANK ONE, and First Data. The plaintiffs in the lawsuits allege, among other things, that the $25.50 per share price offered by First Data is inadequate, and that Paymentech's directors, as well as BANK ONE as an allegedly controlling stockholder, aided by First Data, breached their fiduciary duties to Paymentech's minority stockholders in connection with the merger agreement. These lawsuits seek to have the merger enjoined or, if the merger is completed, to have it rescinded and to recover unspecified damages, fees and expenses. Paymentech, BANK ONE and First Data believe these lawsuits are without merit and intend to vigorously oppose them.

                              THE MERGER AGREEMENT

   The following is a brief summary of material provisions of the merger agreement, which is attached as Annex A to this proxy statement. We urge stockholders to read Annex A in its entirety.

   The merger. The merger agreement provides that, at the effective time of the merger, FB Merging will be merged into Paymentech, Paymentech will continue as the surviving corporation and the separate existence of FB Merging will cease.

   Pursuant to the provisions of the merger agreement, the merger will become effective when a certificate of merger executed in accordance with Delaware law is filed with the Secretary of State of the State of Delaware, or at another time as FB Merging and Paymentech agree and specify in the certificate of merger.

   Contribution of cash and Paymentech common stock to FDC Offer. Immediately prior to completion of the merger, the following transfers will occur:

  (a) First Data will contribute to FDC Offer sufficient cash to pay the aggregate merger consideration and, at the same time, First USA Financial will contribute to FDC Offer all of its shares of Paymentech common stock (other than shares held in a fiduciary, collateral, custodial or similar capacity), in each case in exchange for shares of common stock of FDC Offer; and

  (b) First Data and First USA Financial will then cause FDC Offer to contribute to FB Merging all of the shares of Paymentech common stock that it receives from First USA Financial and all of the cash it receives from First Data in exchange for shares of capital stock of FB Merging.

   Conversion of securities. As of the effective time of the merger, without any further action on the part of FB Merging, Paymentech or the holders of any securities of FB Merging or Paymentech:

  (a) Each issued and outstanding share of common stock of FB Merging will be converted into one share of common stock of the surviving corporation;

  (b) All shares of Paymentech common stock held in the treasury of Paymentech or by any wholly owned subsidiary of Paymentech and any shares owned by First Data, BANK ONE or FB Merging or by any wholly owned subsidiary of First Data or BANK ONE (other than shares held in a fiduciary, collateral, custodial or similar capacity) shall be canceled and no capital stock of First Data or other consideration will be delivered for the shares; and

  (c) Each other share of Paymentech common stock issued and outstanding prior to the effective time of the merger (other than shares as to which dissenters' rights of appraisal have been perfected) will be converted into the right to receive from the surviving corporation $25.50 in cash, without interest. These shares of Paymentech common stock will no longer be outstanding and will automatically be canceled and retired and each holder of a certificate representing any of these shares shall cease to have any rights except the right to receive the merger consideration, less any applicable withholding taxes, upon surrender of the stock certificate that formerly evidenced the shares of Paymentech common stock.

   As a result of the actions described above, at the effective time of the merger, Paymentech will become a wholly owned subsidiary of FDC Offer, which itself at that time will be owned approximately 55% by BANK ONE and approximately 45% by First Data.

   Paymentech stockholders who do not vote in favor of the merger or consent thereto in writing and who have demanded properly in writing appraisal for their shares of Paymentech common stock in accordance with Delaware law and who otherwise comply with all of the provisions of Delaware law regarding statutory appraisal rights, have the right to seek a determination of the fair value of their shares of Paymentech common stock and cash payment for those shares in lieu of the merger consideration to which they would otherwise be entitled.

   Shares of Paymentech common stock that are issued and outstanding immediately prior to the effective time of the merger and that are held by stockholders who have not voted the shares in favor of the merger and who have complied with the requirements of Section 262 of the Delaware General Corporation Law will represent only the right to receive payment for the shares as provided under Section 262, and shall not be converted into the merger consideration, unless the holder fails to perfect or effectively withdraws or loses the stockholder's right to receive payment for the shares under Section
262. If the holder fails to perfect, effectively withdraws or loses this right, the stockholder's shares of common stock thereupon will be deemed, as of the effective time of the merger, to be converted into the merger consideration. See the section entitled "Dissenters' Rights of Appraisal" in this proxy statement for further information.

   Exchange of securities. As soon as reasonably practicable after the merger, the paying agent will mail a letter of transmittal to each holder of record of Paymentech common stock immediately prior to the effective time of the merger for use in forwarding the holder's Paymentech common stock certificates for surrender and exchange for the merger consideration to which the stockholder has become entitled. After receipt of the letter of transmittal, each holder of certificates that represented Paymentech common stock prior to the merger should surrender the certificates together with the signed letter of transmittal duly executed, and any other required documents as set forth in the letter of transmittal to the paying agent, and each holder will receive in exchange the merger consideration to which that holder is entitled. The letter of transmittal will be accompanied by instructions specifying other details of the exchange. Thereafter, the stockholder will be entitled to receive an amount of cash equal to the product of the number of shares of Paymentech common stock formerly represented by that stockholder's certificate(s) and $25.50. No interest will be paid on the cash payable upon surrender of any certificate(s). First Data or the paying agent will be entitled to deduct and withhold from the merger consideration those amounts as First Data or the paying agent is required to deduct and withhold from the merger consideration as may be required by any applicable tax laws.

   After the effective time of the merger, each certificate formerly representing Paymentech common stock, until surrendered and exchanged, will be deemed for all purposes to evidence the right to receive only the merger consideration for the shares of common stock represented.

   After the merger, there will be no transfers of shares of Paymentech common stock on the stock transfer books of Paymentech. If, after the completion of the merger, certificates that previously represented shares of Paymentech common stock are presented for transfer, they will be canceled and exchanged for the merger consideration under the terms of the merger agreement.

   No transfer taxes will be payable in connection with any payment for shares of Paymentech common stock, except that if the check for this payment is to be delivered to a person other than the person in whose name the certificates surrendered are registered, the person requesting delivery of the check must, prior to the delivery thereof, either (a) pay to the paying agent any resulting transfer taxes or other taxes or (b) establish to the satisfaction of the paying agent that the tax has been paid or is not applicable.

   Notwithstanding any of the above provisions, none of the paying agent, FDC Offer nor any party to the merger agreement will be liable to any holder of stock certificates for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

   Charter and by-laws; directors and officers. The merger agreement also provides that the certificate of incorporation of the surviving corporation will, at the effective time of the merger, be amended to read in its entirety as set forth in exhibit C to the merger agreement. At the effective time of the merger, the by-laws of the surviving corporation will be the by-laws of FB Merging as in effect immediately prior to the effective time. In addition, the merger agreement provides that the directors of FB Merging at the effective time of the merger will be the directors of the surviving corporation and that the officers of Paymentech at the effective time of the merger will be the officers of the surviving corporation. However, First Data, BANK ONE, First USA Financial and FDC Offer have agreed in the stockholder agreement that after completion of the merger but prior to the contribution of substantially all of Paymentech's assets and liabilities to the BANK ONE/First

Data alliance, FDC Offer will elect a nine-member board of directors for the surviving corporation, five of whom will be designated by BANK ONE and four of whom will be designated by First Data. After the contribution of Paymentech's assets and liabilities to the BANK ONE/First Data alliance, as provided for in the contribution agreement, the stockholder agreement provides that the surviving corporation's board of directors will be reduced to four members, with two members designated by each of BANK ONE and First Data.

   Representations and warranties. The merger agreement contains various representations and warranties by First Data, FB Merging and/or Paymentech relating to, among other things:

  (a) the organization and similar corporate matters of First Data, Paymentech and certain of their subsidiaries;

  (b) the capital structure of Paymentech;

  (c) the authorization, execution, delivery, performance and enforceability of the merger agreement, the stockholder agreement, the contribution agreement and related matters;

  (d) required consents and approvals or conflicts under certificates of incorporation, by-laws or agreements, or violations of law, subject to certain materiality qualifications;

  (e) the accuracy of information supplied by Paymentech and First Data in connection with this proxy statement and various other filings required under the Exchange Act;

  (f) First Data's ability to pay the aggregate merger consideration;

  (g) the accuracy of filings made by Paymentech with the SEC under the Securities Act of 1933, as amended, and the Exchange Act, including financial statements included in the documents filed by Paymentech under these acts;

  (h) the absence of certain events with respect to Paymentech since June 30, 1998;

  (i) permits and compliance with laws with respect to Paymentech;

  (j) tax matters of Paymentech;

  (k) actions and proceedings of Paymentech;

  (l) selected employee agreements, benefit plans, employees and employment practices of Paymentech;

  (m) liabilities and services of Paymentech;

  (n) labor matters of Paymentech;

  (o) intellectual property, software matters and year 2000 compliance of Paymentech;

  (p) title to assets of Paymentech;

  (q) required stockholder votes with respect to Paymentech;

  (r) environmental matters with respect to Paymentech;

  (s) customers and merchant contracts with respect to Paymentech;

  (t) insurance with respect to Paymentech;

  (u) transactions with affiliates with respect to Paymentech;

  (v) brokers; and

  (w) state takeover statutes with respect to Paymentech.

   Covenants relating to the conduct of Paymentech's business. Paymentech has also agreed, among other things, that through the effective time of the merger and except as otherwise expressly contemplated or permitted by the merger agreement or except as otherwise agreed by First Data, that Paymentech and its subsidiaries will, in all material respects, carry on its business in the ordinary course of its business as currently conducted and, will not:

  (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, its or its subsidiaries' capital stock, or otherwise make any payments or other distributions, subject to certain exceptions, or split, combine or reclassify any of it or its subsidiaries' capital stock or purchase, redeem or otherwise acquire any shares of it or its subsidiaries' capital stock or any other securities or any rights, warrants or options to acquire any shares of capital stock or other securities;

  (b) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its or its subsidiaries' capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under the Paymentech stock option plan) to acquire any such shares, voting securities, equity equivalent or convertible securities, subject to certain exceptions;

  (c) amend its charter or by-laws or any other similar organizational documents;

  (d) engage in material acquisitions;

  (e) except as provided in the contribution agreement, sell, lease, encumber or otherwise dispose of any of its assets, other than sales of inventory that are in the ordinary course of business consistent with past practice and sales of assets having an aggregate fair market value of up to $10 million;

  (f) incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than in the ordinary course of business consistent with past practice and, in the case of indebtedness and guarantees, in an amount not to exceed $50 million in the aggregate in excess of the amounts outstanding on the date the merger agreement was signed;

  (g) alter it or its subsidiaries' corporate structure or ownership, subject to certain exceptions;

  (h) increase compensation or grant severance or termination pay to any of it or its subsidiaries' directors, officers or employees or amend in any material respect any severance plan, agreement or arrangement or enter into or amend any of it or its subsidiaries' plans or certain other employee arrangements or agreements, subject to certain exceptions;

  (i) knowingly violate or knowingly fail to perform, in any material respect, any obligation or duty imposed upon it or its subsidiaries by any applicable federal, state or local law, rule, regulation, guideline or ordinance;

  (j) make any change to accounting policies, practices or procedures (other than actions required to be taken as a result of a change in law or generally accepted accounting principles);

  (k) prepare or file any tax return inconsistent with past practice or, on any such tax return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar tax returns in prior periods;

  (l) settle or compromise any federal, state, local or foreign income tax dispute in excess of $10 million or settle or compromise any claims or litigation where the consideration paid by Paymentech and its subsidiaries, in the aggregate, has a fair market value in excess of $6 million or there are potential criminal liabilities;

  (m) enter into, amend or terminate any material agreement or contract to which it is a party, or waive, release or resign any material rights or claims under any material agreement or contract, or purchase any real property, or make or agree to make any new capital expenditure or expenditures (other than the purchase of real property) which in the aggregate are in excess of 15% higher than expenditures contemplated by Paymentech's capital budget for fiscal 1999 or fiscal 2000;

  (n) pay, discharge or satisfy any claims, liabilities or obligations in excess of $6 million, subject to certain exceptions;

  (o) except as required by applicable law or by order of a governmental entity, do any other act which would cause any representation or warranty of Paymentech in the merger agreement to be or become untrue; and

  (p)authorize or agree to do any of the above.

   In addition, First Data agreed that it will not, and will cause its subsidiaries not to, consummate or agree to consummate a transaction that might delay the merger or which relates to the merchant acquiring business and would require filings to be made under the Hart-Scott-Rodino Act.

   No solicitation. In the merger agreement, Paymentech agreed that it would not, and would not permit any of its subsidiaries to, nor would it authorize or permit any of its representatives such as an officer, director, financial advisor, attorney or other advisor or representative of, Paymentech or any of its subsidiaries, to, directly or indirectly:

  (a) solicit, initiate or encourage any inquiries or the making or implementation of any takeover proposal;

  (b) make or implement or participate in the making or implementation of any takeover proposal;

  (c) approve or recommend (except with respect to a superior proposal where Paymentech is entitled to discuss or negotiate in accordance with the merger agreement), or enter into any agreement with respect to any takeover proposal; or

  (d) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to Paymentech or any of its subsidiaries in connection with, or take any other action that may reasonably be expected to lead to any takeover proposal;

provided, however, that prior to the merger, if Paymentech receives an unsolicited request for non-public information from a party who proposes a written bona fide takeover proposal and if the board of directors reasonably determines in good faith that the failure to provide the information requested would be inconsistent with the board's fiduciary duties to Paymentech and its stockholders or otherwise breach or violate applicable law (based on the advice of outside legal counsel to Paymentech to that effect, which advice shall specifically take into account the stockholder agreement), then, Paymentech and its representatives may, in response to an unsolicited request, and subject to compliance with the merger agreement, furnish information with respect to Paymentech and its subsidiaries to the person making the takeover proposal pursuant to a confidentiality agreement, and participate in discussions or negotiations with that person, if the proposal constitutes a superior proposal.

   For purposes of the merger agreement, "takeover proposal" means (1) any written proposal or offer for a tender offer, recapitalization, merger, consolidation or other business combination involving Paymentech or any of its subsidiaries or any proposal or offer to acquire in any manner an equity interest in any voting securities of, or a substantial portion of the assets of Paymentech or any of its subsidiaries, other than the transactions contemplated by the merger agreement, the stockholder agreement and the contribution agreement or (2) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the merger or which could reasonably be expected to dilute or adversely affect materially the benefits to First Data of the transactions contemplated by the merger agreement, the stockholder agreement and the contribution agreement.

   For purposes of the merger agreement, "superior proposal" means a bona fide takeover proposal made by a third party on terms which the board of directors reasonably determines in good faith to be more favorable to the stockholders than the merger (based on a written opinion, with only customary exceptions, from a nationally recognized investment banking firm serving as financial advisor to Paymentech) that the value of the consideration provided for in the proposal exceeds the merger consideration and for which financing, to the extent required, is then committed or which the board of directors reasonably determines in good faith (based on a banker's opinion) is highly likely to be obtained by that third party. In making its determination whether a takeover proposal constitutes a superior proposal, the board of directors shall take into account whether the takeover proposal has a reasonable prospect of being consummated prior to October 1, 1999. Notwithstanding the foregoing, unless the merger agreement shall have been terminated pursuant to the terms thereof, nothing shall prevent First Data, in its discretion, from consummating the merger.

   The merger agreement provides further that Paymentech must advise First Data and BANK ONE orally and in writing of any takeover proposal or any inquiry with respect to or which could lead to any takeover proposal received by any officer or director of Paymentech or, to the knowledge of Paymentech, any other representative of Paymentech, and the identity of the person making any such takeover proposal or inquiry, no later than 24 hours following receipt of the takeover proposal or inquiry. If Paymentech intends to furnish any person with any information with respect to any takeover proposal in accordance with the merger agreement, Paymentech is required to advise First Data and BANK ONE orally and in writing of that intention not less than 24 hours in advance of providing the information and shall promptly provide to First Data and BANK ONE any information concerning Paymentech, its subsidiaries, business, properties or assets furnished to any third party and which has not previously been provided to First Data and BANK ONE.

   Third-party standstill agreements. During the period from the date of the merger agreement through the effective time of the merger, Paymentech has agreed not to terminate, amend, modify or waive any provision of any standstill agreement to which Paymentech or any of its subsidiaries is a party. During this period, Paymentech has also agreed to enforce, to the fullest extent permitted under applicable law, the provisions of any standstill agreements, including, but not limited to, obtaining injunctions to prevent any breaches of those agreements and to enforce specifically the terms and provisions of those agreements.

   Covenants regarding stockholder meeting. In the merger agreement, Paymentech, among other things, has agreed to convene and hold a meeting of its stockholders as soon as practicable for the purpose of adopting the merger agreement and approving the merger. In addition, Paymentech has agreed that its board of directors, subject to its fiduciary duties, will recommend to its stockholders the adoption of the merger agreement and will not withdraw or modify its recommendation except to the extent it is permitted to do so in accordance with the provisions of the merger agreement. In the merger agreement, Paymentech agreed to file this proxy statement with the SEC. The merger agreement will be submitted to the stockholders whether or not the board of directors determines at any time that the merger agreement is no longer advisable and recommends that the stockholders reject it.

   Stock-based compensation. Prior to the merger, the Paymentech board of directors (or, if appropriate, any committee thereof) will:

  (a) cause each option to purchase shares of Paymentech common stock that was outstanding as of the date of the merger agreement to vest and to be exercisable immediately prior to the consummation of the merger;

  (b) cause all restrictions applicable to any restricted stock award granted prior to the date of the merger agreement and outstanding upon consummation of the merger to lapse immediately prior to the merger; and

  (c) cause each option to purchase shares of Paymentech common stock that is outstanding upon the consummation of the merger to be exercisable only for the merger consideration for each share of Paymentech common stock issuable upon exercise thereof immediately prior to the merger.

   Paymentech will offer each holder of an option to purchase common stock, in exchange for the cancellation of the option, the right to receive from Paymentech an amount equal to (A) the product of (i) the number of shares of common stock subject to the option and (ii) the excess, if any, of the merger consideration over the exercise price per share for the purchase of shares of common stock subject to the option, minus (B) all applicable federal, state and local taxes required to be withheld in respect of the payment. The amounts payable for canceling the options will be paid as soon as reasonably practicable following the merger.

   Under the merger agreement, Paymentech will take all actions necessary to ensure the following: the offering period applicable to the options outstanding under Paymentech stock purchase plan is shortened so as to have an exercise date that occurs before the merger; no new offering period, other than the offering period that commenced on April 1, 1999, shall commence after the date of the merger agreement; and no holder of an option to purchase shares of common stock under the Paymentech stock purchase plan is permitted to increase his or her rate of payroll deduction under Paymentech stock purchase plan from and after the date of the merger agreement.

   Paymentech has also agreed to take all actions necessary to provide that, prior to the merger, each of Paymentech's stock option and stock purchase plans and any similar plan or agreement of Paymentech will be terminated, any rights under any other plan, program, agreement or arrangement to the issuance or grant of any other interest in respect of the capital stock of Paymentech or any of its subsidiaries will be terminated, and no holder of an option to purchase shares of Paymentech common stock will have any right to receive any shares of capital stock of Paymentech or, if applicable, the surviving corporation, upon exercise of any stock option.

   Indemnification. The merger agreement provides that from and after the merger, First Data will cause the surviving corporation to indemnify and hold harmless all past and present officers and directors of Paymentech and of its subsidiaries to the same extent and in the same manner these persons are indemnified, as of the date of the merger agreement, by Paymentech under Delaware law, Paymentech's charter or by-laws for acts or omissions occurring at or prior to the merger.

   Also under the merger agreement, First Data will cause the surviving corporation to provide, for an aggregate period of not less than six years from the merger, Paymentech's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the merger that is substantially similar to Paymentech's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. However, the surviving corporation will not be required to pay an annual premium for the directors' and officers' insurance in excess of 150% of the last annual premium paid prior to the date of the merger agreement but in that case will purchase as much coverage as possible for that amount.

   Conditions precedent to the merger. The respective obligations of each party to effect the merger are subject to the satisfaction or waiver by each party prior to the merger of the following conditions, among others:

  (a) Stockholder approval--adoption of the merger agreement and approval of the merger by the holders of a majority of the outstanding shares of Paymentech common stock, which majority shall, unless otherwise agreed by Paymentech, First Data and BANK ONE, include not less than 66 2/3% of the outstanding shares of common stock not owned by BANK ONE, First Data or their respective affiliated persons or associates, including without limitation FDC Offer and FB Merging;

  (b) No order--no court or other governmental entity having jurisdiction over Paymentech or First Data or any of their respective subsidiaries shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order which is then in effect and has the effect of making illegal the merger or any of the other transactions contemplated by the merger agreement, the stockholder agreement or the contribution agreement;

  (c) Hart-Scott-Rodino Act and regulatory approvals--any waiting period (and any extension thereof) under the HSR Act applicable to the merger shall have expired or been terminated and, subject to certain materiality qualifications, any other governmental or regulatory notices or approvals required with respect to the transactions contemplated by the merger agreement shall have been either filed or received; and

  (d) Representations and warranties; performance of obligations--the representations and warranties of the other party set forth in the merger agreement that are qualified as to materiality shall be true and correct and the representations and warranties that are not so qualified shall be true and correct in all material respects, and the other party shall have performed in all material respects each material covenant required to be performed by it under the merger agreement.

   In addition, the obligations of First Data and FB Merging to effect the merger are subject to the satisfaction or waiver by First Data and FB Merging of the following conditions:

  (a) Absence of material adverse change--there shall not have occurred any material adverse change with respect to Paymentech;

  (b) Absence of pending litigation--there shall not be pending by any governmental entity any suit, action or proceeding (1) seeking to restrain or prohibit the merger or the performance of any of the other transactions contemplated by the merger agreement, the stockholder agreement or the contribution agreement or seeking to obtain from Paymentech or First Data any damages that would have a material adverse effect on Paymentech or First Data, (2) seeking to compel Paymentech or First Data or any of their affiliates to dispose of or hold separate any material portion of the business or assets of Paymentech and its subsidiaries, taken as a whole, or First Data and its subsidiaries, taken as a whole, as a result of the merger or any of the other transactions contemplated by the merger agreement, the stockholder agreement or the contribution agreement or (3) which otherwise is reasonably likely to have a material adverse effect on Paymentech, other than those suits, actions or proceedings which, in the reasonable opinion of both counsel to First Data and to Paymentech, are unlikely to result in an adverse judgment;

  (c) Stockholder agreement and contribution agreement--neither BANK ONE nor First USA Financial shall have terminated the stockholder agreement or the contribution agreement and neither BANK ONE nor First USA Financial shall be in material breach thereof or indicated its intention not to perform its obligations thereunder; and

  (d) Accounting matters--Each of BANK ONE and First Data shall have received an accounting opinion from its independent accountants that the transactions contemplated by the merger agreement, the contribution agreement and the operating agreement will not have adversely affected "pooling of interests" accounting treatment for any then publicly announced or completed transaction by BANK ONE or any affiliate or FDC or any affiliate, as applicable, assuming any changes to the BANK ONE/First Data alliance operating agreement that would be reasonably acceptable to BANK ONE or First Data.

   Termination of the merger agreement. The merger agreement provides that it may be terminated at any time prior to the merger, whether before or after the approval of the terms of the merger agreement by the stockholders of
Paymentech:

  (a) by mutual written consent of First Data and Paymentech;

  (b) by either First Data or Paymentech if the merger shall not have been consummated prior to October 1, 1999 or any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the merger or other transactions contemplated by the merger agreement, the stockholder agreement or the contribution agreement and the order, decree or ruling or other action shall have become final and non-appealable;

  (c) by First Data or Paymentech in the event of a breach by the other (or FB Merging, in the case of First Data) of any representation, warranty, covenant or other agreement which would reasonably be expected to give rise to the failure of the conditions precedent to the merger with respect to the representations, warranties and covenants of Paymentech and First Data which cannot be or has not been cured within 30 days after giving written notice of the breach;

  (d) by First Data if the board of directors of Paymentech or any committee of that board shall have withdrawn or modified in a manner adverse to First Data its approval or recommendation of the merger or the merger agreement or approved or recommended any takeover proposal or has resolved to take any of the foregoing actions;

  (e) by Paymentech prior to receipt of the approval of the stockholders if a takeover proposal constitutes a superior proposal and the board of directors reasonably determines in good faith that the failure to terminate the merger agreement and accept the superior proposal would be inconsistent with the board's fiduciary duties to Paymentech and its stockholders or otherwise breach or violate applicable law (based on outside legal advice); provided, however, that Paymentech cannot terminate the merger agreement pursuant to this right to terminate unless it has complied with all of the nonsolicitation provisions contained in the merger agreement, simultaneously with that termination Paymentech has paid First Data a termination fee of $10 million and simultaneously with the termination Paymentech enters into a definitive agreement to effect the superior proposal; and provided, further, Paymentech may not terminate the merger agreement under this right to terminate until 120 hours have elapsed following delivery to First Data and BANK ONE of a written notice of the determination by the board of directors and during the 120 hours First Data has not informed Paymentech that it is willing to substantially match the terms and conditions of the superior proposal.

   In the event of a termination of the merger agreement by either Paymentech or First Data, the merger agreement shall become void (except for certain specified provisions, including those pertaining to costs and expenses, the payment of certain fees and except for certain confidentiality obligations of the parties) and there shall be no liability on the part of First Data, FB Merging or Paymentech or their respective officers or directors, other than for liability for any willful breach of a representation or warranty contained in the merger agreement or the material breach of any covenant contained in the merger agreement.

   Costs and expenses; termination fee. Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby shall be paid by the party incurring those costs and expenses, whether or not the merger is consummated.

   The merger agreement provides that Paymentech shall pay in same day funds to First Data $10 million under the circumstances and terms set forth below:

  (a) if First Data terminates the merger agreement because the board of directors of Paymentech or any committee thereof shall have withdrawn or modified in a manner adverse to First Data its approval or recommendation of the merger or the merger agreement or approved or recommended any takeover proposal or has resolved to take any of the foregoing actions, Paymentech shall pay the $10 million upon demand; and

  (b) if Paymentech terminates the merger agreement because prior to the receipt of stockholder approval Paymentech receives a superior proposal and enters into a definitive agreement to effect that superior proposal, Paymentech shall pay the $10 million simultaneously with the termination.

   In addition, if the merger agreement is terminated because the merger is not completed prior to October 1, 1999 and any waiting period under the Hart-Scott-Rodino Act has not expired or been terminated, then First Data has agreed to reimburse Paymentech for up to $2 million of its out-of-pocket fees and expenses incurred in connection with the merger agreement.

                           THE STOCKHOLDER AGREEMENT

   The stockholder agreement was entered into simultaneously with the merger agreement. Set forth below is a brief summary of material provisions of the stockholder agreement, which is attached as Annex B to this proxy statement. We urge stockholders to read Annex B in its entirety.

   Agreement to vote. Pursuant to the stockholder agreement, First USA Financial has agreed to vote its shares as common stock as follows:
  (a) in favor of adoption of the merger agreement and the approval of the merger, all other transactions contemplated thereby and any actions required in furtherance thereof;
  (b) against any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, or prevent the merger or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Paymentech or any of its subsidiaries under the merger agreement or the stockholder agreement; and
  (c) except as specifically requested in writing in advance by First Data or as permitted by the terms of the merger agreement, against the following actions (other than the merger and the transactions contemplated by or required to implement the merger agreement, the stockholder agreement and the contribution agreement) involving Paymentech or any of its subsidiaries or affiliates: (1) any extraordinary corporate transaction; (2) a sale, lease, transfer or disposition of any assets outside the ordinary course of business or any assets which in the aggregate are material taken as a whole, or a reorganization, recapitalization, dissolution or liquidation; (3) any change in the management or in a majority of the persons who constitute the board of directors; any change in the present capitalization or any charter or by-law amendments; any other material change in its subsidiaries' structure or business; or any other action that, in the case of each of the matters referred to in this clause (3) is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the merger or the transactions contemplated by the stockholder agreement, the contribution agreement and the merger agreement.

   Restrictions on transfer; proxies. Also pursuant to the stockholder agreement, First USA Financial has agreed not to:

  (a) tender its shares of Paymentech common stock in any tender offer for the common stock;

  (b) except as contemplated by the stockholder agreement, the contribution agreement or the merger agreement, otherwise offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any or all of its Paymentech common stock or any interest therein;

  (c) grant any proxies or powers of attorney, deposit any of its Paymentech common stock into a voting trust or enter into a voting agreement with respect to any of its Paymentech common stock; or

  (d) take any action that would make any representation or warranty of First USA Financial contained in the stockholder agreement that is qualified by materiality untrue or incorrect in any respect or any representation or warranty of First USA Financial in the stockholder agreement that is not so qualified untrue or correct in any material respect or have the effect of preventing or disabling First USA Financial from performing First USA Financial's obligations under the stockholder agreement.

   No solicitation. With some exceptions, BANK ONE agreed that it and its affiliates would immediately cease any existing discussions or negotiations with any parties regarding any acquisition of all or any material portion of Paymentech's assets or Paymentech's equity. Pursuant to the stockholder agreement, each of BANK ONE and First USA Financial has agreed not, nor shall they authorize or permit any of their affiliates or any director, officer, employee, financial advisor, attorney or other advisor or representative to, directly or indirectly: (a) solicit, initiate or encourage any inquiries or the making or implementation of any takeover proposal; (b) make or implement or participate in the making or implementation of any takeover proposal (other than an agreement conditioned upon the concurrent exercise by Paymentech, provided that concurrently with the effectiveness of that agreement, Paymentech exercises its right to terminate the merger agreement as a result of the superior proposal); (c) enter into any agreement with respect to or approve or recommend any takeover proposal; (d) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to Paymentech or any of its subsidiaries in connection with, or take any other action that may reasonably be expected to lead to any takeover proposal. Notwithstanding the foregoing, no affiliate of BANK ONE or First USA Financial will be prohibited (1) from providing shareholder or proxy services in the ordinary course of business of the affiliate or (2) to the extent the affiliate is acting in a fiduciary capacity, from taking actions directed by one or more of the beneficiaries or other legal representatives involved in the fiduciary relationship or as is otherwise required by reason of the fiduciary relationship.

   In addition, under the stockholder agreement, if at any time BANK ONE or any of its affiliates (other than Paymentech and its subsidiaries) is approached (without any joint or related approach to Paymentech or any of its subsidiaries) by any person concerning its participation in a transaction involving any of the assets, businesses or securities of Paymentech or any subsidiary thereof (other than with respect to the excluded assets), BANK ONE will promptly inform First Data of the nature of the contact and the parties thereto and provide a copy of any such written proposal and a summary of any oral proposal (including the material terms and conditions of the proposal) to First Data immediately after receipt thereof. Notwithstanding the foregoing, no affiliate of BANK ONE is required to provide any notification referred to in the preceding sentence if the affiliate's participation in the transaction is limited to the provision of shareholder or proxy services in the ordinary course of business of the affiliate or if the affiliate is acting in a fiduciary capacity and this participation in the transaction is directed by one or more of the beneficiaries or other legal representatives involved in the fiduciary relationship or as is otherwise required by reason of the fiduciary relationship.

   Actions taken prior to completion of the merger. The stockholder agreement provides that the following transfers will take place immediately prior to the effective time:

  (a) First Data will contribute to FDC Offer sufficient cash to pay the aggregate merger consideration and, at the same time, First USA Financial will contribute to FDC Offer all of the common stock it owns of Paymentech (other than shares of common stock held in a fiduciary, collateral, custodial or similar capacity), in each case in exchange for shares of common stock of FDC Offer; and

  (b) First Data and First USA Financial will then cause FDC Offer to contribute to FB Merging all of the shares of Paymentech common stock that it receives from First USA Financial and all of the cash it receives from First Data in exchange for shares of capital stock of FB Merging.

   However, the obligation of First USA Financial to contribute its shares of common stock to FDC Offer is subject to the receipt by First USA Financial of a written opinion of Wachtell, Lipton, Rosen & Katz that this contribution and receipt of ownership interests in FDC Offer by First USA Financial will constitute an exchange of a type that is generally tax-free.

   The total number of shares of common stock of FDC Offer to be issued to First Data and First USA Financial in exchange for their respective contributions to FDC Offer will be in an amount to be agreed upon between First USA Financial and First Data and will be allocated in the following percentages: (a) to First USA Financial, the percentage obtained by dividing
(1) the total number of shares of Paymentech common stock which are contributed by First USA Financial to FDC Offer by (2) the total number of shares of Paymentech common stock outstanding immediately prior to the merger; and (b) to First Data, the percentage obtained by subtracting First USA Financial's percentage from 100%. BANK ONE and First Data agree to cause FB Merging to cause all shares of the Paymentech common stock owned by it to be voted in approval of the merger.

   Actions taken after completion of the merger. Each of the parties to the stockholder agreement has also agreed to the following:

  (a) The parties will take all steps reasonably necessary to cause the consummation of the transactions contemplated by the contribution agreement.

  (b) The parties will cause the surviving corporation to comply with the covenants of First Data in the merger agreement regarding indemnification and directors and officers insurance.

  (c) FDC, BANK ONE and First USA Financial shall take actions necessary to cause the board of directors of the surviving corporation, immediately after the merger and until the closing of the transactions contemplated by the contribution agreement occurs, to consist of nine members, five of whom will be designated by BANK ONE and four of whom will be designated by First Data. After the closing of the transactions contemplated by the contribution agreement, BANK ONE and First USA Financial shall take actions necessary to cause the board of directors of the surviving corporation to consist of four members, two of whom will be designated by BANK ONE and two of whom will be designated by First Data.

  (d) Following any payment by the surviving corporation in respect of dissenting shares (excluding any dissenting shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of these shares), First Data shall pay to the surviving corporation, as a capital contribution (but without the issuance of any additional shares of capital stock), an amount, in respect of each dissenting share, equal to the amount paid by the surviving corporation in respect of the dissenting share; provided, however, that at the time as the aggregate amount paid to the surviving corporation is equal to the sum of (1) the product obtained by multiplying the number of dissenting shares in respect of which payment is made multiplied by the merger consideration and (2) $2 million, then any payments thereafter made by First Data shall be limited to an amount per share equal to the merger consideration. Following any payment by the surviving corporation in respect of dissenting shares that are held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of these shares but as to which shares of common stock a contribution of cash to FDC Offer by First Data was not made pursuant to the merger agreement, First Data shall pay to the surviving corporation, as a capital contribution (but without the issuance of any additional shares of capital stock), an amount, in respect of each of these shares, equal to the merger consideration.

  (e) The surviving corporation shall bear the financial responsibility for amounts required to be paid in respect of the Paymentech stock options pursuant to the merger agreement.

Termination of stockholder agreement. The stockholder agreement terminates upon the earliest of:

  (a) the written consent of the parties thereto;

  (b) the termination of the merger agreement in accordance with its terms;

  (c) failure to receive the written opinion of Wachtell, Lipton, Rosen & Katz to the effect that the contribution by First USA Financial of common stock to FDC Offer and the receipt of an ownership interest in FDC Offer by First USA Financial will constitute an exchange of a type that is generally tax-free;

  (d) the consummation of the transactions contemplated by the contribution agreement; and

  (e) the termination of the contribution agreement.

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

                           THE CONTRIBUTION AGREEMENT

   The contribution agreement was entered into simultaneously with the merger agreement. The following is a brief summary of material provisions of the contribution agreement, which is attached to this proxy statement as Annex C. We urge stockholders to read Annex C in its entirety.

   Under the contribution agreement, BANK ONE and First Data have agreed that, prior to the completion of the contribution of Paymentech's assets and liabilities to the BANK ONE/First Data alliance, they will cause the spin-off, sale or other disposition of the capital stock of two subsidiaries of Paymentech, First USA Financial Services and MessageMedia (although, at the election of BANK ONE, First USA Financial Services' assets and liabilities rather than its capital stock may be affected) to BANK ONE. These dispositions will take place in exchange for consideration to be agreed upon, in the case of First USA Financial Services, and for consideration realized in open market sales, in the case of Message Media. In accordance with the terms and conditions of the contribution agreement, after the merger has been consummated and certain other conditions set forth in the contribution agreement are met, First Data and BANK ONE will cause Paymentech to contribute all of its assets and liabilities, except for the capital stock of First USA Financial Services and Message Media and any liabilities related thereto, to the BANK ONE/First Data alliance in exchange for a membership interest in the alliance.

   BANK ONE and First Data further have agreed to keep the subsidiaries of Paymentech in existence, or if the parties mutually agree, to merge or otherwise combine one or more of these subsidiaries into or with one or more other of these subsidiaries prior to the contribution of Paymentech's assets and liabilities to the BANK ONE/First Data alliance and thereafter cause the assets, liabilities and business of each surviving subsidiary to be contributed (directly or indirectly) to the BANK ONE/First Data alliance in exchange for a membership interest in the alliance. Paymentech, together with its subsidiaries, would have a 50% interest in the BANK ONE/First Data alliance, First Data, through First Data Merchant Services, would have a 25% interest in the alliance, and BANK ONE, through Banc One POS Services, would have a 25% interest in the BANK ONE/First Data alliance. Paymentech would then be a wholly owned subsidiary of FDC Offer, which in turn, would be jointly owned by First Data and First USA Financial. Consequently, First Data would indirectly have approximately a 47.5% interest in the BANK ONE/First Data alliance and BANK ONE would indirectly have approximately a 52.5% interest in the alliance.

   Upon the completion of the contribution of Paymentech's assets and liabilities to the BANK ONE/First Data alliance, BANK ONE and First Data have agreed to amend and restate the alliance operating agreement and to revise the alliance processing agreement. The alliance operating agreement will be amended and restated in order to, among other things, make Paymentech and possibly some of its subsidiaries a member of the BANK ONE/First Data alliance. The revised processing agreement will take into consideration the additional capabilities that the BANK ONE/First Data alliance will have upon the contribution of Paymentech's assets and liabilities to the alliance.

   Under the terms of the amended and restated alliance operating agreement, BANK ONE will be obligated, subject to certain limitations, to contribute merchant portfolios it acquires or otherwise owns to the BANK ONE/First Data alliance and First Data Merchant Services would cause a proportional matching contribution to be made by Unified Merchant Services, a Georgia general partnership indirectly owned by First Data Merchant Services. In addition, First Data Merchant Services, Unified Merchant Services and Banc One POS Services Corporation have entered into a revenue sharing agreement, dated as of March 22, 1999 and effective as of April 1, 1999, according to which First Data Merchant Services and Banc One POS share the economic benefit of the Unified Merchant Services portfolio.

   In connection with the contribution agreement, First Data Merchant Services granted Banc One POS Services the option, exercisable in the event that the contribution agreement is terminated, to terminate the BANK ONE/First Data alliance. In the event the alliance is terminated, the alliance would make a distribution of $31.5 million to First Data Merchant Services and the remaining assets of the alliance would be distributed between Banc One POS Services and First Data Merchant Services. Following termination, the merchant agreements distributed to Banc One POS Services would continue to be processed by First Data Merchant Services.

   The contribution agreement may be terminated by the mutual consent of BANK ONE and First Data or by either BANK ONE or First Data if (1) the merger agreement is terminated, (2) the merger does not occur on or before October 1, 1999 or (3) the contribution of substantially all of the assets and liabilities of Paymentech to the BANK ONE/First Data alliance and the other transactions contemplated by the contribution agreement does not occur on or prior to October 1, 1999.

        OTHER AGREEMENTS BETWEEN FIRST DATA, BANK ONE AND/OR PAYMENTECH

Existing agreements between First Data and its affiliates and BANK ONE and its affiliates

   First Data Merchant Services Corporation, a Florida corporation and wholly owned subsidiary of First Data, First Data Resources Inc., a Delaware corporation and wholly owned subsidiary of First Data, and Banc One POS Services Corporation, an Ohio corporation and wholly owned subsidiary of BANK ONE, entered into an Alliance Agreement, dated June 15, 1995, as amended on January 10, 1996. Under the alliance agreement, the parties agreed to form the BANK ONE/First Data alliance to provide payment processing and related services to Banc One POS as well as certain merchants and other customers. First Data Merchant Services, Banc One POS and Banc One Payment Services, L.L.C., (a Delaware limited liability company which is the BANK ONE/First Data alliance) entered into a Limited Liability Company Agreement, dated January 10, 1996, as amended on December 31, 1996, which serves as the operating agreement governing the operations of the BANK ONE/First Data alliance. First Data, through First Data Merchant Services, currently has a 50% interest in the BANK ONE/First Data alliance and BANK ONE, through Banc One POS, currently has a 50% interest in the alliance. The BANK ONE/First Data alliance is a competitor of Paymentech. Under the terms of the alliance operating agreement, BANK ONE currently refers all prospective merchant customers from BANK ONE's branch network to the BANK ONE/First Data alliance.

   Under a Purchase Agreement dated as of April 1, 1999 and effective as of December 1, 1998 among First Data Merchant Services, the BANK ONE/First Data alliance, Banc One POS Services and BANK ONE's bank subsidiaries, American National Bank & Trust Company of Chicago, The First National Bank of Chicago, NBD Bank, N.A. (Indianapolis) and NBD Bank (Detroit), these banks recently transferred substantial portions of their respective portfolios of merchant transaction card processing contracts to the BANK ONE/First Data alliance.

   First Data, First Data Resources, Banc One POS and the BANK ONE/First Data Alliance are also parties to a Processing Agreement, dated January 10, 1996, pursuant to which First Data acts as the sole and exclusive provider of financial transaction processing and other related services to, for and on behalf of the BANK ONE/First Data alliance and its affiliates involved in its business. The original term of this alliance processing agreement is 10 years, subject to earlier termination in various circumstances. After the original term, upon the approval of the management committee of the BANK ONE/First Data alliance, the alliance processing agreement will be renewed for consecutive periods of one year each.

   Simultaneously with the execution of the merger agreement, First Data Merchant Services and Paymentech entered into an agreement whereby Paymentech will outsource to First Data Merchant Services certain processing functions for Paymentech's general merchant acquiring business. If the merger is completed, then upon the contribution of Paymentech's assets and liabilities to the BANK ONE/First Data alliance, this processing agreement will be replaced by the amended and restated alliance processing agreement discussed above under the section entitled "The Contribution Agreement."

   First Data Resources, Inc. and First USA Bank, on behalf of themselves and their affiliates, are also parties to a restated service agreement, dated as of June 20, 1997, under which First Data Resources serves as the exclusive provider for certain processing, authorization, security, embossing and other services in connection with First USA Bank's transaction card processing for the credit card business. The term of this agreement is scheduled to terminate on June 30, 2004.

   First Data Resources, and various subsidiaries of BANK ONE have also entered into agreements to provide additional processing services.

Agreements between BANK ONE and Paymentech

   Registration Rights Agreement. BANK ONE, as successor to First USA, is a party to a registration rights agreement with Paymentech. Under this agreement, BANK ONE has the right to require Paymentech to use its best efforts to register under the Securities Act of 1933, as amended, and the securities or blue sky laws of any jurisdiction designated by BANK ONE, all or a portion of the issued and outstanding shares of Paymentech common stock held by BANK ONE for sale in accordance with BANK ONE's intended method of disposition. Those demand rights would be subject to the condition that Paymentech would not be required to effect more than four demand registrations. BANK ONE also has the right to participate, or "piggy-back," in selected equity offerings initiated by Paymentech, subject to reduction of the size of the offering on the advice of the managing underwriter. Paymentech and BANK ONE will share equally all expenses relating to the performance of, or compliance with, demand registration requests under the registration rights agreement. Paymentech will pay all expenses relating to the performance of, or compliance with, "piggy-back" registrations under the registration rights agreement. However, in either case, BANK ONE will be responsible for underwriters' discounts and selling commissions with respect to the registrable shares of Paymentech common stock being sold and the fees and expenses of its counsel in connection with their registration.

   The registration rights agreement also provides that during any period in which BANK ONE owns at least 20% of the voting power of the outstanding capital stock of Paymentech or in which BANK ONE is required to account for its investment in Paymentech under the equity method of accounting, Paymentech will provide BANK ONE with selected financial and other information.

   Under the terms of the contribution agreement, BANK ONE has agreed to terminate the registration rights agreement prior to the completion of the contribution of Paymentech's assets and liabilities to the BANK ONE/First Data alliance.

   Services and Facilities. Paymentech and First USA Financial are parties to two subleases, under which First USA Financial provides Paymentech with office space. Under an intercompany services agreement with Paymentech, First USA Financial and one of its subsidiaries allow Paymentech to participate in insurance coverage made available by First USA Financial.

   Under the terms of the contribution agreement, First USA Financial will continue to provide the office space and insurance coverage availability to Paymentech following the merger.

   License to use the First USA name. The intercompany agreement provides for First USA Financial's grant to Paymentech of a license to use the name "First USA" and selected trademarks in connection with Paymentech's business. The intercompany agreement provides that Paymentech will not, without First USA Financial's prior written consent, take any action with respect to:

  .  any litigation or proceeding involving the First USA trademarks

  . any new use of the First USA trademarks or changes in the purpose for which the trademarks are used

  . any change in Paymentech's names, logos and other identifications which reasonably could be expected to affect the First USA trademarks

  . if required by First USA Financial, any advertising campaigns or strategies which use the First USA trademarks or refer to First USA

First USA Financial has the right to revoke the license to use the First USA trademarks under various circumstances if there is a change in control or sale of Paymentech, such as the merger.

   The intercompany agreement provides that Paymentech will indemnify First USA Financial, its subsidiaries and each of their respective officers, directors, employees and agents against losses from third-party claims based on, arising out of or resulting from (1) the use of the First USA trademarks, other than claims relating to First USA Financial's rights in the First USA trademarks, and (2) any other acts or omissions arising out of performance of the intercompany agreement.

   The intercompany agreement provides that First USA Financial will indemnify Paymentech, its subsidiaries and each of their respective officers, directors, employees and agents against losses from third-party claims based on, arising out of or resulting from (1) any third-party claims relating to First USA Financial's rights in the First USA trademarks, and (2) any other acts or omissions arising out of the performance of the intercompany agreement.

   Under the terms of the contribution agreement, the provisions of the intercompany agreement will continue in effect for at least one year after the merger.

   Tax sharing agreement. Paymentech has entered into a tax sharing agreement with First USA Financial, which governs tax-related matters affecting taxable periods ending prior to and subsequent to Paymentech's initial public offering in March 1996, including the preparation and filing of tax returns, payment of taxes and indemnification for tax liabilities. In general, under the tax sharing agreement, Paymentech is responsible for filing tax returns and paying taxes of Paymentech. The tax sharing agreement provides that First USA Financial will retain control of audits affecting its consolidated, combined or unitary returns which include Paymentech and its subsidiaries. Paymentech is allowed to participate in, but not control, any audits with respect to matters for which it may be required to indemnify First USA Financial under the tax sharing agreement.

   Under the terms of the contribution agreement, BANK ONE has agreed to terminate the tax-sharing agreement prior to the completion of the contribution of Paymentech's assets and liabilities to the BANK ONE/First Data alliance, to the extent BANK ONE and First Data agree that portions of the tax sharing agreement should be terminated.

   Other agreements between Paymentech and BANK ONE. Paymentech entered into a credit agreement with BANK ONE, dated as of February 18, 1999, under which BANK ONE has made available to Paymentech a $150 million unsecured credit facility. The current principle balance of this debt is $84 million, and interest is paid, at Paymentech's option, at either (1) the Eurodollar rate plus .35% or
(2) the then applicable "base rate" as announced by The First National Bank of Chicago from time to time.

   In addition, Paymentech is a party to agreements with BANK ONE under which BANK ONE and its affiliates provide automated clearing house and wire transfer services to Paymentech and receive approximately $1.1 million annual compensation for these services.

   Until First USA's merger with BANK ONE in June 1997, First USA provided various administrative services to Paymentech. Prior to Paymentech's 1998 fiscal year, Paymentech's consolidated statements of income included an allocation to Paymentech of the cost incurred by First USA or one of its subsidiaries for these services. In conjunction with First USA's merger with BANK ONE, Paymentech assumed these administrative services.

   As of March 31, 1999, Paymentech had $2.9 million invested in First USA Bank certificates of deposit. These certificates of deposit earn interest at a market rate and had initial maturities of less than 90 days.

   In May 1996, First USA acquired from Paymentech a warrant to acquire shares of convertible preferred stock of MessageMedia, at that time a private company. Paymentech retained a five-year call option which allowed Paymentech at any time to repurchase that warrant upon payment to First USA of its investment in the warrant plus a fixed return. This transaction was structured in order to provide First USA with an economic interest in the success of MessageMedia. In December 1996, following the initial public offering of the common stock of MessageMedia and the commencement of trading of that stock, First USA and Paymentech agreed to a termination of the call option at its estimated fair value so that First USA would have full rights to its MessageMedia warrant. This transaction resulted in Paymentech recognizing a $3.5 million gain. In addition, Ms. Patsley is a member of the board of directors of MessageMedia.

   Also, Paymentech realized a $5 million gain in March 1997 related to the termination of an agreement that First USA would not compete with Paymentech for business card customers.

   In June 1997, First USA merged with and into BANK ONE. This transaction caused Paymentech to record a one-time merger expense of $12.5 million, which included the costs associated with the accelerated vesting of First USA restricted stock grants and forgiveness of stock loans provided by First USA to certain key Paymentech employees. Certain key employees of Paymentech participated in First USA's 1994 Restricted Stock Plan which allowed the granting of First USA restricted stock to eligible employees. First USA restricted stock was transferred to the recipient without payment to Paymentech or First USA, and was subject to certain restrictions and risk of forfeiture. These restrictions lapsed upon the merger of First USA and BANK ONE, generating an expense related to Paymentech employees of $6.6 million. In addition, in March 1996, First USA made loans to certain key employees of Paymentech to exercise 30-day stock options for Paymentech common stock at the initial public offering price. The terms of these loans called for the outstanding principal and accrued interest to be forgiven upon a change of control of either First USA or Paymentech. These loans were forgiven upon the merger of First USA with and into BANK ONE, resulting in an expense related to Paymentech employees of $5.9 million. Paymentech did not expend any cash relative to either expense; rather the total $12.5 million was treated as a capital contribution from First USA to Paymentech.

                        DISSENTERS' RIGHTS OF APPRAISAL

   Under Section 262 of the Delaware General Corporation Law, any holder of Paymentech common stock who does not wish to accept the merger consideration may dissent from the merger and elect to have the fair value of the stockholder's shares of Paymentech common stock (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to the stockholder in cash, together with a fair rate of interest, if any, provided that the stockholder complies with the provisions of
Section 262 of the Delaware General Corporation Law. The following discussion is not a complete statement of the law pertaining to appraisal rights under Delaware law, and is qualified in its entirety by the full text of Section 262, which is provided in its entirety as Annex E to this proxy statement. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below and in timely manner to perfect appraisal rights.

   Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the special meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that the appraisal rights are available and include in the notice a copy of Section 262. This proxy statement shall constitute the notice to the holders of common stock and the applicable Delaware law provisions are attached to this proxy statement as Annex E. Any stockholder who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review carefully the following discussion and Annex E to this proxy statement because failure to comply with the procedures specified in Section 262 timely and properly will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the common stock, Paymentech believes that stockholders who consider exercising these rights should seek the advice of counsel.

   Any holder of common stock wishing to exercise the right to dissent from the merger and demand appraisal under Section 262 must satisfy each of the following conditions:

  (a) The stockholder must deliver to Paymentech a written demand for appraisal of the stockholder's shares before the vote on the merger agreement at the special meeting, which demand will be sufficient if it reasonably informs Paymentech of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of the holder's shares;

  (b) The stockholder must not vote its shares of common stock in favor of the merger agreement. Because a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement; and

  (c) The stockholder must continuously hold the shares from the date of making the demand through the effective time. Accordingly, a stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made but who thereafter transfers the shares prior to the effective time will lose any right to appraisal in respect of that stockholder's shares.

   Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to approve and adopt the merger agreement will constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any such proxy or vote.

   Only a holder of record of shares of common stock issued and outstanding immediately prior to the effective time is entitled to assert appraisal rights for the shares of common stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as that stockholder's name appears on the stock certificates, should specify the stockholder's name and mailing address, the number of shares of common stock owned and that the stockholder intends thereby to demand appraisal of the stockholder's common stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising these rights with respect to the shares held for one or more beneficial owners; in that case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by a nominee.

   A stockholder who elects to exercise appraisal rights under Section 262 should mail or deliver a written demand to: Paymentech, Inc., 1600 Elm Street, 9th Floor, Dallas, Texas 75201, Attention: Philip E. Taken, Secretary.

   Within ten days after the effective time, the surviving corporation must send a notice as to the effectiveness of the merger to each former stockholder of Paymentech who has made a written demand for appraisal in accordance with
Section 262 and who has not voted in favor of the merger agreement. Within 120 days after the effective time, but not thereafter, either the surviving corporation or any dissenting stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Chancery Court demanding a determination of the value of the shares of common shares held by all dissenting stockholders. Paymentech is under no obligation to and has no present intent to file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Inasmuch as Paymentech has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify that stockholder's previous written demand for appraisal. In any event, at any time within 60 days after the effective time (or at any time thereafter with the written consent of Paymentech), any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the merger consideration.

   Under the merger agreement, Paymentech has agreed to give First Data prompt notice of any demands for appraisal received by it, withdrawals of these demands, and any other instruments served in accordance with Delaware law and received by Paymentech and relating thereto. First Data shall direct all negotiations and proceedings with respect to demands for appraisal under Delaware law. Paymentech shall not, except with the prior written consent of First Data, make any payment with respect to any demands for appraisal, or offer to settle, or settle, any such demands.

   Within 120 days after the effective time, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of these shares. The surviving corporation must mail the statement to the stockholder within 10 days of receipt of the request or within 10 days after expiration of the period for delivery of demands for appraisals under Section 262, whichever is later.

   A stockholder timely filing a petition for appraisal with the Court of Chancery must deliver a copy to the surviving corporation, which will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares. After notice to these stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

   After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. Upon application of a dissenting stockholder, the Delaware Chancery Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. Stockholders considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 could be more than, the same as or less than the merger consideration they would receive under the merger agreement if they did not seek appraisal of their shares. Stockholders should also be aware that investment banking opinions are not opinions as to fair value under Section 262.

   In determining fair value and, if applicable, a fair rate of interest, the Delaware Chancery Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, that are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

   Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the effective time, be entitled to vote the shares subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time).

   Any stockholder may withdraw its demand for appraisal and accept the merger consideration by delivering to the surviving corporation a written withdrawal of the stockholder's demand for appraisal, except that (1) any such attempt to withdraw made more than 60 days after the effective time will require written approval of the surviving corporation and (2) no appraisal proceeding in the Delaware Chancery Court shall be dismissed as to any stockholder without the approval of the Delaware Chancery Court, and such approval may be conditioned upon such terms as the Delaware Chancery Court deems just. If the surviving corporation does not approve a stockholder's request to withdraw a demand for appraisal when such approval is required or if the Delaware Chancery Court does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be lower than the value of the merger consideration.

   Failure to comply strictly with all of the procedures set forth in Section 262 will result in the loss of a stockholder's statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

                    PAYMENTECH, INC. SELECTED FINANCIAL DATA

   The selected financial information included in the table below for each of the five years in the period ended June 30, 1998 has been derived from and is qualified in its entirety by the audited financial statements of Paymentech, including those incorporated into this proxy statement by reference to Paymentech's Annual Report on Form 10-K, as amended, for the fiscal year ended June 30, 1998, available as described below under "Where You Can Find More Information." The selected financial data presented below for the six months ended December 31, 1997 and 1998 and as of December 31, 1997 and 1998 has been derived from, and should be read in conjunction with, the unaudited interim financial statements of Paymentech included in its Quarterly Report on Form 10-Q for the six months ended December 31, 1998, incorporated into this proxy statement by reference. In the opinion of Paymentech, such unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the interim periods.

                          Six Months Ended
                             December 31
                             (unaudited)            Fiscal Year Ended June 30
                          ----------------- ------------------------------------------
                            1998     1997     1998     1997     1996    1995    1994
                          -------- -------- -------- -------- -------- ------- -------
                                  (In thousands, except per share data)
Total revenue...........  $121,721 $113,225 $221,486 $202,390 $125,811 $88,527 $64,379
Net income..............    12,610   10,837   20,188    3,726   14,252   7,920   6,351
Net income per share--
 diluted................      0.35     0.31     0.56     0.11     0.54    0.32    0.26
Ratio of earnings to
 fixed charges (1)......     6.5:1    5.3:1    5.2:1    3.3:1      N/A     N/A     N/A
Total assets............   891,096  634,323  649,383  631,000  290,221  84,038  37,805
Notes payable to banks
 (current liabilities)..    84,019      --    55,049      --       --      --      --
Notes payable to banks
 and other borrowings
 (non-current
 liabilities)...........       --    75,073      --    75,140      690   4,000     --
Stockholders' equity....   419,740  378,312  399,072  359,415  231,064  47,232  14,728
Book value per share
 (2)....................     11.61    10.70    11.08      N/A      N/A     N/A     N/A

--------
(1) For purposes of the ratio of earnings to fixed charges, earnings represents income before income taxes from continuing operations plus fixed charges. Fixed charges consist of interest costs and the interest portion of operating rents, which is estimated by management to approximate one-third of aggregate operating rents.
(2) Book value per share is calculated based upon the number of shares of common stock outstanding at period end.

                          MARKET FOR THE COMMON STOCK

Paymentech common stock market price and dividend information

   Paymentech common stock is traded on the New York Stock Exchange under the symbol "PTI". The following tables show the per share high and low sales prices reported in the consolidated transaction reporting system for transactions in the common stock for the fiscal year periods indicated. No cash dividends have been paid by Paymentech on its common stock since its initial public offering on March 27, 1996.

Market price of Paymentech common stock

                                                            High      Low
                                                            ----      ----
Fiscal Year 1998
----------------
First Quarter.............................................. $32 3/8   $15 7/8
Second Quarter.............................................  20 1/2    11 13/16
Third Quarter..............................................  20 5/8    12 7/8
Fourth Quarter.............................................  21 1/2    16
Fiscal Year 1999
----------------
First Quarter.............................................. $21 1/2   $11 1/8
Second Quarter.............................................  18 15/16  10 15/16
Third Quarter..............................................  25 1/2    17 1/4
Fourth Quarter (through    , 1999).........................

   On March 19, 1999, the last full trading day prior to the day on which the execution of the merger agreement was publicly announced, the high and low sales prices for Paymentech common stock on the New York Stock Exchange were $25.50 and $24.50, respectively.

   On       , 1999, the last practicable trading day prior to the date of this proxy statement, the closing price for the Paymentech common stock on the New
York Stock Exchange was $   .

   The market price for Paymentech common stock is subject to fluctuation and stockholders are urged to obtain current market quotations. No assurance can be given as to the future price of, or market for, Paymentech common stock.

                              SECURITIES OWNERSHIP

   Paymentech. The following table sets forth selected information believed by Paymentech to be accurate based on information provided to it concerning the beneficial ownership of Paymentech common stock by each stockholder who is known by Paymentech to own beneficially in excess of 5% of the outstanding Paymentech common stock as of the latest practicable date, and by each director, Paymentech's chief executive officer, each of Paymentech's other four most highly compensated executive officers and all executive officers and directors as a group, as of March 31, 1999. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares. The shares and percentages set forth below include shares of Paymentech common stock which were outstanding or issuable within 60 days upon the exercise of options outstanding as of March 31, 1999.

                                              Paymentech Common Stock
                                              ---------------------------
                                               Number of     Percentage
      Name of Beneficial Owner                  Shares        of Shares
      ------------------------                -------------- ------------
First USA Financial, Inc.(a).................     19,979,081          55%
Dimensional Fund Advisors Inc.(b)............      1,861,000        5.15%
Gene H. Bishop(c)(d).........................         32,500           *
William P. Boardman(a)(c)....................            --            *
Richard W. Vague(a)(c)(d)....................        250,000           *
John B. McCoy(a)(c)..........................            --            *
Pamela H. Patsley(c)(d)......................        390,025           *
Rupinder S. Sidhu(c)(d)(e)...................        132,500           *
John C. Tolleson(a)(c)(d)....................        210,000           *
Ronald G. Steinhart(a)(c)....................            --            *
James W. Baumgartner(d)......................        117,923           *
Michael P. Duffy(d)..........................        124,795           *
Philip E. Taken(d)...........................         68,972           *
Kathryn J. Kessler(d)........................         23,846           *
All executive officers and directors as a
 group (12 persons)(d)(e)....................      1,350,561           3%

--------
*  Less than 1.0%.
(a) First USA Financial is a wholly owned subsidiary of BANK ONE. According to Amendment No. 1 to a Schedule 13G filed with the SEC, each of BANK ONE and First USA Financial has shared voting and dispositive power with respect to the shares indicated. The address of First USA Financial is Three Christina Centre, 201 North Walnut, Wilmington, Delaware 19801, and the address of BANK ONE is One First National Plaza, Chicago, Illinois 60670. Mr. McCoy is President and Chief Executive Officer of BANK ONE, Messrs. Boardman and Steinhart are executive officers of BANK ONE, Mr. Vague is an executive officer of BANK ONE and President of First USA Financial and Mr. Tolleson is a director of BANK ONE. Each could therefore be deemed to control the shares indirectly owned by BANK ONE through First USA Financial. Each of Messrs. McCoy, Boardman, Steinhart, Tolleson and Vague disclaims beneficial ownership of those BANK ONE/First USA Financial shares.
(b) Based on a Schedule 13G filed with the SEC. The Schedule 13G reported that Dimensional Fund Advisors, Inc. has sole voting and dispositive power with respect to 1,861,000 shares. The Schedule 13G states that all of these shares are owned by advisory clients of Dimensional Fund Advisors, Inc. which disclaims beneficial ownership of all of these shares.
(c) Gene H. Bishop, William P. Boardman, John B. McCoy, Pamela H. Patsley, Rupinder S. Sidhu, Ronald Steinhart, John C. Tolleson and Richard W. Vague are directors of Paymentech.
(d) The shares include shares subject to options exercisable within 60 days of March 31, 1999, as follows: Mr. Bishop, 12,500 shares; Mr. Baumgartner, 73,000 shares; Mr. Duffy, 81,000 shares; Ms. Kessler, 18,280 shares; Ms. Patsley, 196,800 shares; Mr. Sidhu, 12,500 shares; Mr. Taken, 38,000 shares; Mr. Tolleson, 10,000 shares; Mr. Vague, 50,000 shares; and all executive officers and directors as a group, 492,080 shares. The respective addresses for Messrs. Baumgartner, Boardman, Bishop, Duffy, McCoy, Sidhu, Steinhart, Taken, Tolleson and Vague and for Ms. Kessler and Ms. Patsley are set forth in Annex F to this proxy statement.
(e) The shares exclude 70,000 shares held by a limited partnership, for which Mr. Sidhu is the President of the general partner, a limited liability company. Mr. Sidhu disclaims beneficial ownership of those shares.

   BANK ONE and First USA Financial. None of BANK ONE, any pension, profit-sharing or similar plan of BANK ONE, or any associate or majority-owned subsidiary of BANK ONE, beneficially owns any shares of Paymentech common stock, other than (1) shares held by mutual funds or collective funds held under a 401K plan maintained by BANK ONE or one of its affiliates; (2) 3,979 shares held in a grantor trust established to fund non-qualified deferred compensation liabilities of First USA Financial and (3) shares held by First USA Financial, the information for which is provided below and in this section under the subheading "Paymentech." No director, executive officer or controlling person of BANK ONE beneficially owns any shares of Paymentech common stock other than Messrs. Tolleson and Vague, the information for whom is provided in this section under the subheading "Paymentech." Other than as described in this proxy statement, no controlling person of First USA Financial beneficially owns any shares of Paymentech common stock. The following describes the ownership of Paymentech shares by directors and executive officers of First USA Financial, Messrs. Vague, Randy L. Christofferson, George
P. Hubley, Jr. and Clinton W. Walker. The information regarding Mr. Vague's ownership is provided in this section under the subheading "Paymentech." As of April 2, 1999, Mr. Christofferson had 22,000 options to purchase Paymentech common stock; Mr. Hubley owned 13,500 shares and had options to purchase 15,000 shares; and Mr. Walker owned 1,000 shares.

   First Data. None of First Data, any pension, profit-sharing or similar plan of First Data or any associate or majority-owned subsidiary of First Data beneficially owns any shares of Paymentech common stock. No current director, executive officer or controlling person of First Data beneficially owns any shares of Paymentech common stock.

   FDC Offer. None of FDC Offer, any pension, profit-sharing or similar plan of FDC Offer or any associate or majority-owned subsidiary of FDC Offer beneficially owns any shares of Paymentech common stock. No current director, executive officer or controlling person of FDC Offer beneficially owns any shares of Paymentech common stock.

   FB Merging. None of FB Merging, any pension, profit-sharing or similar plan of FB Merging or any associate or majority-owned subsidiary of FB Merging beneficially owns any shares of Paymentech common stock. No current director, executive officer or controlling person of FB Merging beneficially owns any shares of Paymentech common stock.

            CONTROLLING PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF
             PAYMENTECH, BANK ONE, FIRST USA FINANCIAL, FIRST DATA,
                            FDC OFFER AND FB MERGING

Background of named persons

   Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer and FB Merging have jointly filed a Rule 13e-3 Transaction Statement with the SEC with respect to the merger. The principal executive offices of Paymentech, BANK ONE, First Data, FDC Offer and FB Merging are set forth in this proxy statement under the section entitled "The Parties."

   Set forth in Annex F to this proxy statement, for each controlling person, director and executive officer of Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer and FB Merging is that person's (1) name, (2) business address, (3) present principal occupation or employment, and (4) material occupation, positions, offices and employments during the past five years, if that person is an individual, and the name and address of the organizations in which that individual conducted the material occupations, positions, offices and employments. Unless otherwise indicated, all of the named persons are United States citizens.

   During the past five years neither Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer, FB Merging nor any named person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of that proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of those laws.

   All information in this proxy statement concerning the named persons and any referenced affiliates and associates is to the best knowledge of Paymentech.

Past contacts, transactions and negotiations

   Except as generally described in this proxy statement, since July 1, 1996, none of BANK ONE, First USA Financial, First Data, FDC Offer, FB Merging or any named person has had any contacts, negotiations or transactions with Paymentech concerning the acquisition, acquisition of securities, consolidation, election of directors, merger, tender offer or sale or other transfer of a material amount of assets.

Plans or proposals

   Except as generally described in this proxy statement, none of Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer, FB Merging or any named person has any plan or proposal concerning any extraordinary corporate transaction involving Paymentech, any sale or transfer of a material amount of Paymentech's assets, any change in Paymentech's board of directors or management, any material change in Paymentech's present dividend rate or present policy on indebtedness or capitalization, or any other change in Paymentech's corporate structure or business.

Recent transactions in Paymentech common stock

   Except as set forth in the following table, none of Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer, FB Merging, any pension, profit sharing or similar plan of Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer or FB Merging, any named person, or any associate or majority owned subsidiary of Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer or FB Merging has engaged in any transaction involving shares of Paymentech common stock during the past 60 days. In addition, the table does not include information regarding ordinary course transactions in Paymentech common stock by subsidiaries of BANK ONE related to their activities as a fiduciary, custodian, investment advisor, investment manager or broker-dealer.

   The following table sets forth information concerning purchases and sales of Paymentech common stock since January 21, 1999. All transactions involved open-market purchases or sales.

                                          Number of   Price     Type of
Name                     Transaction Date  Shares   per Share Transaction
----                     ---------------- --------- --------- -----------
Randy L. Christofferson   April 5, 1999    12,500     23.69      Sale
                          April 5, 1999     7,714     23.75      Sale

Contracts, arrangements or understandings concerning Paymentech's securities

   Except as described in this proxy statement, none of Paymentech, BANK ONE, First USA Financial, First Data, FDC Offer, FB Merging or any named person has any arrangement, contract, relationship or understanding with any person with respect to any security of Paymentech, including any arrangement, contract, relationship or understanding concerning the transfer or the voting of any security of Paymentech, any joint venture, any loan or option arrangement, any put or call, any guarantee of a loan, any guarantee against loss, or any giving or withholding of any authorization, consent or proxy.

                            INDEPENDENT ACCOUNTANTS

   The firm of Ernst & Young LLP has served as Paymentech's independent auditors since 1996. The consolidated financial statements of Paymentech for the fiscal year ended June 30, 1998, incorporated by reference to Paymentech's Annual Report on Form 10-K, as amended, have been audited by Ernst & Young, as stated in their report appearing in the Form 10-K. Paymentech expects that representatives of Ernst & Young will be present at the special meeting and will both respond to appropriate questions from Paymentech stockholders and make a statement, if they so desire.

                             STOCKHOLDER PROPOSALS

   If the merger is consummated, there will be no public stockholders of Paymentech and no public participation in any future meetings of stockholders of Paymentech. However, if the merger is not consummated, Paymentech's public stockholders will continue to be entitled to attend and participate in Paymentech's stockholders' meetings, and in accordance with Rule 14a-8 under the Exchange Act, any stockholder may present proposals for consideration at the next annual meeting of the stockholders of Paymentech.

   Proposals received from stockholders are given careful consideration by Paymentech and are eligible for consideration for inclusion in the proxy statement for the 1999 annual meeting of the stockholders if they are received by Paymentech on or before May 28, 1999. You should send any proposal to the attention of the Secretary, Paymentech, Inc., 1601 Elm Street, 9th Floor, Dallas, Texas 75201. In order for proposals submitted by stockholders not submitted in accordance with Rule 14a-8 to be timely within the meaning of Rule 14a-4(c) under the Exchange Act, the proposal must be submitted so that it is received no later than August 11, 1999, and in order for a proposal to be timely under Paymentech's by-laws, it must be received on or prior to August 2, 1999, but no earlier than July 2, 1999.

                      WHERE YOU CAN FIND MORE INFORMATION

   The SEC allows Paymentech to "incorporate by reference" information into this proxy statement, which means that it can disclose important information by referring you to another document filed separately with the SEC. The following documents are incorporated by reference in this proxy statement and are deemed to be a part of this proxy statement, except for any information superseded by information contained directly in this proxy statement:

Paymentech SEC Filings (File No. 1-14224)     Period
-----------------------------------------     ------
Annual Report on Form 10-K................... Year ended June 30, 1998 (as amended by the 10K-A filed on December 16, 1998)

Quarterly Reports on Form 10-Q............... Quarters ended September 30, 1998 and
                                              December 31, 1998

Current Reports on Form 8-K.................. Dated August 28, 1998, October 29, 1998,
                                              December 28, 1998, February 17, 1999 and
                                              March 23, 1999

   We incorporate by reference additional documents that Paymentech may file with the SEC after the date of this proxy statement and before the special meeting. These include periodic reports, such as Annual Reports on Form 10- K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. The information contained in any of those documents will be considered a part of this proxy statement from the date the document is filed and will supplement or amend the information contained in this proxy statement.

   Paymentech undertakes to provide by first class mail, without charge and within one business day of receipt of any request, to any person to whom a copy of this proxy statement has been delivered, a copy of any or all documents referred to above which have been incorporated by reference in this proxy statement, other than exhibits to those documents (unless the exhibits are specifically incorporated by reference into those documents). Please direct requests for copies of documents to:

     Investor Relations Department
     Paymentech, Inc.
     1601 Elm Street, 9th Floor
     Dallas, Texas 75201
     Tel: (214) 849-3753

   Paymentech is currently subject to the information requirements of the Exchange Act and accordingly, Paymentech files periodic reports, proxy statements and other information with the SEC relating to its business, financial and other matters. You may obtain copies of these documents, as well as the Schedule 13E-3 discussed in the next section of this proxy statement, at prescribed rates, at the public reference facilities maintained by the SEC at:

 Room 1024                 500 West Madison Street     7 World Trade Center
 450 Fifth Street, N.W.    Suite 1400                  Suite 1300
 Judiciary Plaza           Chicago, Illinois 60661     New York, New York 10048
 Washington, D.C. 20549

   For further information concerning the SEC's public reference rooms, you may call the SEC at 1-800-SEC-0330. You may also access some of this information on the World Wide Web through the SEC's Internet address at "http://www.sec.gov." The Paymentech common stock is listed on the New York Stock Exchange, and materials may also be inspected at its offices, 86 Trinity Place, New York, New York 10006.

   Because the merger is a "going private" transaction, Paymentech, First Data, BANK ONE, First USA Financial, FDC Offer and FB Merging have filed a Schedule 13E-3 under the Exchange Act with respect to the merger. The Schedule 13E-3 and this proxy statement contain additional information about Paymentech, First Data, BANK ONE, First USA Financial, FDC Offer and FB Merging. A copy of the written report presented by Merrill Lynch to Paymentech's board of directors, including Merrill Lynch's opinion as to the fairness of the cash consideration to be paid in the merger, has been filed as an exhibit to the Schedule 13E-3. Copies of the Schedule 13E-3 are available for inspection and copying at the principal executive offices of Paymentech, First Data, BANK ONE, First USA Financial, FDC Offer and FB Merging during regular business hours by any interested stockholder of Paymentech, or a representative who has been so designated in writing. You may also obtain the Schedule 13E-3 by mail by submitting a request to any of the following:

     To Paymentech:
     Investor Relations Department
     Paymentech, Inc.
     1601 Elm Street, 9th Floor
     Dallas, Texas 75201
     Tel: (214) 849-3753

     To First Data, FDC Offer or FB Merging:
     Investor Relations
     First Data Corporation
     5660 New Northside Drive
     Atlanta, Georgia 30328
     Fax-on-Demand Line at:
     1-800-798-3659 or
     Tel: (770) 857-7188

     To BANK ONE or First USA Financial:
     Investor Relations
     BANK ONE CORPORATION
     One First National Plaza
     Chicago, Illinois 60670
     Tel: (312) 732-4812

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Certain statements under the captions "Summary" and "Special Factors-- Opinion of Paymentech's financial advisor" and elsewhere in this Proxy Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of Paymentech, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following factors, as well as those factors discussed elsewhere in this proxy statement and in Paymentech's filings with the SEC:

  . intense and increasing competition in the industry, including competition from issuers of commercial cards, as well as other merchant processors, that are offering rates which are at or below rates charged by Paymentech;

  . industry consolidation which enables competitors to have access to significant capital, management, marketing and technological resources that are equal to or greater than those of Paymentech;

  . Paymentech's ability to identify and consummate acquisitions of merchant portfolios, operating businesses and payment processing assets upon satisfactory terms;

  . Paymentech's ability to achieve a smooth and timely integration of newly acquired assets and operating businesses and to achieve anticipated synergies;

  . increased chargeback and other losses due to Paymentech's contingent liability for such losses through its merchants;

  . the impact of a lack of growth or decline in the number and scope of card-based payment transactions, on a worldwide basis, and a lack of growth or a decline in the types of industries and merchants that accept card-based transactions as a method of payment;

  . seasonal fluctuations in Paymentech's revenues typically associated with traditional peaks in consumer spending; and

  . the effects of, and changes in, monetary and fiscal policies, laws and regulations, other activities of governments, agencies and similar organizations, and social and economic conditions, such as inflation, and changes in taxation of Paymentech's earnings.

                                 OTHER BUSINESS

   The board of directors does not know of any other matters to be presented for action at the special meeting other than as set forth in this proxy statement. If any other business should properly come before the meeting, the persons named in the accompanying form of proxy intend to vote thereon in accordance with their best judgment unless they are directed by a proxy to do otherwise.

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                             FIRST DATA CORPORATION

                             FB MERGING CORPORATION

                                      AND

                                PAYMENTECH, INC.

                           Dated as of March 22, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                          AGREEMENT AND PLAN OF MERGER

                                                                            Page
                                                                            ----

                                   ARTICLE I

THE MERGER.................................................................  A-2
Section 1.1  Contributions of Cash and Shares to Holdco....................  A-2
Section 1.2  The Merger....................................................  A-2
Section 1.3  Effective Time................................................  A-2
Section 1.4  Effects of the Merger.........................................  A-2
Section 1.5  Charter and By-laws; Directors and Officers...................  A-2
Section 1.6  Conversion of Securities......................................  A-3
Section 1.7  Exchange of Certificates......................................  A-3
Section 1.8  Further Assurances............................................  A-5
Section 1.9  Closing.......................................................  A-5

                                   ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB....................  A-5
Section 2.1  Organization..................................................  A-5
Section 2.2  Authority.....................................................  A-5
Section 2.3  Consents and Approvals; No Violations.........................  A-6
Section 2.4  Information Supplied..........................................  A-7
Section 2.5  Financing.....................................................  A-7
Section 2.6  Ownership of the Company's Capital Stock......................  A-7
Section 2.7  Brokers.......................................................  A-7

                                  ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY..............................  A-7
Section 3.1  Organization, Standing and Power..............................  A-7
Section 3.2  Subsidiaries..................................................  A-8
Section 3.3  Capital Structure.............................................  A-8
Section 3.4  Authority.....................................................  A-8
Section 3.5  Consents and Approvals; No Violation..........................  A-9
Section 3.6  SEC Documents and Other Reports............................... A-10
Section 3.7  Information Supplied.......................................... A-10
Section 3.8  Absence of Certain Changes or Events.......................... A-10
Section 3.9  Permits and Compliance........................................ A-11
Section 3.10 Tax Matters................................................... A-11
Section 3.11 Actions and Proceedings....................................... A-12
Section 3.12 Certain Agreements............................................ A-12
Section 3.13 ERISA......................................................... A-13
Section 3.14 Liabilities; Services......................................... A-14
Section 3.15 Labor Matters................................................. A-14
Section 3.16 Intellectual Property; Software; Year 2000.................... A-15
Section 3.17 Title to and Sufficiency of Assets............................ A-15
Section 3.18 Required Vote of Company Stockholders......................... A-15
Section 3.19 Environmental Matters......................................... A-16

                                                                           Page
                                                                           ----
Section 3.20 Customers and Employees.....................................  A-16
Section 3.21 Insurance...................................................  A-16
Section 3.22 Transactions with Affiliates................................  A-17
Section 3.23 Brokers.....................................................  A-17
Section 3.24 State Takeover Statute......................................  A-17

                                   ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS................................  A-17
Section 4.1  Conduct of Business Pending the Merger......................  A-17
Section 4.2  No Solicitation.............................................  A-20
Section 4.3  Third Party Standstill Agreements...........................  A-21

                                   ARTICLE V

ADDITIONAL AGREEMENTS....................................................  A-21
Section 5.1  Stockholder Meeting.........................................  A-21
Section 5.2  Access to Information.......................................  A-22
Section 5.3  Costs and Expenses; Termination Fee.........................  A-22
Section 5.4  Stock Options...............................................  A-22
Section 5.5  Reasonable Best Efforts.....................................  A-23
Section 5.6  Public Announcements........................................  A-24
Section 5.7  State Takeover Laws.........................................  A-24
Section 5.8  Indemnification; Directors and Officers Insurance...........  A-24
Section 5.9  Notification of Certain Matters.............................  A-25
Section 5.10 Certain Litigation..........................................  A-25
Section 5.11 Revolving Credit Agreement..................................  A-25

                                   ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER.......................................  A-25
Section 6.1  Conditions to Each Party's Obligation to Effect the Merger..  A-25
Section 6.2  Additional Conditions to Obligations of Parent and Merger
 Sub.....................................................................  A-26
Section 6.3  Additional Conditions to Obligation of the Company..........  A-26

                                  ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER........................................  A-27
Section 7.1  Termination.................................................  A-27
Section 7.2  Effect of Termination.......................................  A-28
Section 7.3  Amendment...................................................  A-28
Section 7.4  Extension; Waiver...........................................  A-28

                                  ARTICLE VIII

GENERAL PROVISIONS.......................................................  A-28
Section 8.1  Non-Survival of Representations, Warranties and Agreements..  A-28
Section 8.2  Notices.....................................................  A-28
Section 8.3  Interpretation; Definitions.................................  A-29

                                                                            Page
                                                                            ----
Section 8.4  Counterparts.................................................. A-32
Section 8.5  Entire Agreement; No Third-Party Beneficiaries................ A-32
Section 8.6  Governing Law................................................. A-32
Section 8.7  Assignment.................................................... A-32
Section 8.8  Severability.................................................. A-32
Section 8.9  Enforcement of this Agreement................................. A-32

EXHIBITS

Exhibit A Stockholder Agreement
Exhibit B Contribution Agreement
Exhibit C Amendments to Certificate of Incorporation of the Company

                          AGREEMENT AND PLAN OF MERGER

   AGREEMENT AND PLAN OF MERGER, dated as of March 22, 1999 (this "Agreement"), among First Data Corporation, a Delaware corporation ("Parent"), FB Merging Corporation, a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of FDC Offer Corporation, which in turn is a Delaware corporation ("Holdco") and a wholly-owned subsidiary of Parent, and Paymentech, Inc., a Delaware corporation (the "Company") (Merger Sub and the Company being hereinafter collectively referred to as the "Constituent Corporations").

                                  WITNESSETH:

   WHEREAS, BANK ONE CORPORATION, a Delaware corporation ("Bank One"), through its wholly-owned subsidiary First USA Financial, Inc., a Delaware corporation ("First USA"), owns an aggregate of 19,979,081 shares of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock"; shares of Company Common Stock being hereinafter referred to as the "Shares");

   WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable this Agreement and the transactions contemplated hereby, including the merger of Merger Sub into the Company (the "Merger"), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding Share not owned directly or indirectly by Parent, Bank One, the Company or any of their Subsidiaries (including, without limitation, Merger Sub) (other than such Shares held by Parent, Bank One, the Company or any of their Subsidiaries in a fiduciary, collateral, custodial or similar capacity which will be converted) will be converted into the right to receive from the Surviving Corporation (as hereinafter defined) in cash, without interest $25.50 per Share (the "Merger Consideration") and the respective Boards of Directors of Merger Sub and the Company have approved and declared advisable this Agreement;

   WHEREAS, in order to induce Parent and Merger Sub to enter into this Agreement, concurrently herewith Parent, Holdco, Merger Sub, Bank One and First USA are entering into a Stockholder Agreement dated as of the date hereof (the "Stockholder Agreement") in the form of the attached Exhibit A whereby, among other things, First USA has agreed to contribute to Holdco the Shares it owns in exchange for shares of capital stock of Holdco and to vote in favor of the adoption of this Agreement;

   WHEREAS, pursuant to the Stockholder Agreement, Parent has agreed to contribute to Holdco sufficient cash to pay the aggregate Merger Consideration in accordance with Section 1.6 in exchange for shares of capital stock of Holdco, and each of Parent and First USA has agreed to cause Holdco to contribute to Merger Sub all of the Shares it receives from First USA and all of the cash it receives from Parent pursuant to the Stockholder Agreement; and

   WHEREAS, Parent has entered into a Contribution Agreement dated as of the date hereof (the "Contribution Agreement") with Bank One in the form of the attached Exhibit B which provides, among other things, that following the Merger Parent and Bank One, through Holdco, will cause substantially all of the assets and liabilities and business of the Company, as the Surviving Corporation (as hereinafter defined), to be contributed to Bank One Payment Services, L.L.C., a Delaware limited liability company and an alliance between wholly-owned subsidiaries of Parent and Bank One (the "Alliance"), in exchange for the issuance to the Surviving Corporation of a membership interest in the Alliance.

   NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

   Section 1.1 Contributions of Cash and Shares to Holdco. Pursuant to the Stockholder Agreement, immediately prior to the transfers referred to in the last sentence of this Section 1.1, Parent will contribute to Holdco cash in the amount necessary for the payment of the aggregate Merger Consideration pursuant to Section 1.6, and simultaneously therewith First USA will contribute to Holdco all of the Shares it owns (other than such Shares held in a fiduciary, collateral, custodial or similar capacity), in each case in exchange for shares of common stock of Holdco. At that time each of Parent, Bank One and First USA will execute that certain stockholder agreement relating to the governance of Holdco and the Company. Immediately following such transfers and immediately prior to the Effective Time each of Parent and First USA will cause Holdco to contribute to Merger Sub all of the Shares it receives from First USA and all of the cash it receives from Parent in exchange for shares of capital stock of Merger Sub (in an amount to be agreed upon between Parent and First USA).

   Section 1.2 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"), Merger Sub shall be merged into the Company at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Merger Sub and the Company in accordance with the DGCL. Notwithstanding anything to the contrary herein, at the joint election of Parent and Bank One, any direct or indirect jointly-owned Subsidiary (as hereinafter defined) of Parent and Bank One may be substituted for Merger Sub as a constituent corporation in the Merger. In such event, the parties agree to execute an appropriate amendment to this Agreement, in form and substance reasonably satisfactory to Parent, Bank One and the Company, in order to reflect such substitution; provided, however, that no such substitution shall (i) alter or change the amount or kind of consideration to be received by the holders of Shares in the Merger or (ii) materially delay receipt of any approval referred to in this Agreement or the consummation of the transactions contemplated hereby.

   Section 1.3 Effective Time. The Merger shall become effective when a certificate of merger (the "Certificate of Merger"), executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware, or at such other time as Merger Sub and the Company shall agree and as specified in the Certificate of Merger. When used in this Agreement, the term "Effective Time" shall mean the later of the date and time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time established by the Certificate of Merger. The filing of the Certificate of Merger shall be made prior to or on the date of the Closing (as hereinafter defined).

   Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL.

   Section 1.5 Charter and By-laws; Directors and Officers. (a) At the Effective Time, the Certificate of Incorporation of the Company, as amended (the "Company Charter"), as further amended to read in its entirety as indicated on the attached Exhibit C, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. At the Effective Time, the By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by the Company Charter.

   (b) The directors of Merger Sub at the Effective Time of the Merger shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company at the Effective Time of the Merger shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

   Section 1.6 Conversion of Securities. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any securities of the Constituent Corporations:

     (a) Capital Stock of Merger Sub. Each issued and outstanding share of common stock of Merger Sub shall be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     (b) Treasury Shares, Parent Owned Shares, Bank One Shares. All Shares that are held in the treasury of the Company or by any wholly-owned Subsidiary of the Company and any Shares owned by Parent, Bank One or Merger Sub or by any wholly-owned Subsidiary of Parent or Bank One (other than such Shares held in a fiduciary, collateral, custodial or similar capacity) shall be canceled and no capital stock of Parent or other consideration shall be delivered in exchange therefor.

     (c) Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 1.6(b) and other than Dissenting Shares (as hereinafter defined)) shall be converted into the right to receive from the Surviving Corporation the Merger Consideration. All such Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, less any applicable withholding taxes, upon surrender of the Certificate (as hereinafter defined) that formerly evidenced such Shares in the manner provided in Section 1.7.

     (d) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a person (a "Dissenting Stockholder") who has not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL and otherwise complies with all of the provisions of the DGCL concerning the right of holders of Shares to require appraisal of their Shares ("Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration, unless such stockholder fails to perfect or withdraws or loses its right to appraisal. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest or dividends thereon, upon surrender of the Certificate or Certificates that formerly evidenced such Shares in the manner provided in
  Section 1.7. The Company shall give Parent and Bank One (i) prompt notice of any demands for payment received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demand for appraisal under the DGCL. The Company shall not, without the prior written consent of Parent and Bank One, voluntarily make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands.

   Section 1.7 Exchange of Certificates. (a) Paying Agent. Prior to the Effective Time, Parent shall designate First Chicago Trust Company of New York (or such other person or persons as shall be reasonably acceptable to Parent, Bank One and the Company) to act as paying agent in the Merger (the "Paying Agent"), and at the Effective Time, Merger Sub shall make available to the Paying Agent cash in the amount necessary for the payment of the Merger Consideration upon surrender of certificates representing Shares as part of the Merger pursuant to this Section 1.7. Any and all interest earned on funds made available to the Paying Agent pursuant to this Agreement shall be paid over to Parent.

   (b) Exchange Procedure. As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented Shares (the "Certificates"), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the amount of cash into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of such Certificate or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 1.7, each Certificate (other than Certificates representing Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the amount of cash, without interest, into which the Shares theretofore represented by such Certificate shall have been converted pursuant to Section 1.6. No interest will be paid or will accrue on the cash payable upon the surrender of any Certificate. Parent or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code (as hereinafter defined) or under any provisions of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made by the Parent or the Paying Agent and any such amounts deducted or withheld shall be promptly and timely paid by Parent or the Paying Agent to the appropriate taxing authority.

   (c) No Further Ownership Rights in Shares. All cash paid upon the surrender of Certificates in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article I.

   (d) Termination of Payment Fund. Any portion of the funds made available to the Paying Agent to pay the Merger Consideration which remains undistributed to the holders of Shares for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article I and the instructions set forth in the letter of transmittal mailed to such holders after the Effective Time shall thereafter look only to Parent for payment of the Merger Consideration to which they are entitled, without interest or dividends.

   (e) No Liability. None of Parent, Holdco, Merger Sub, the Company or the Paying Agent shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any payment pursuant to this Article I would otherwise escheat to or become the property of any Governmental Entity (as hereinafter defined)), the cash payment in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interests of any person previously entitled thereto.

   (f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such person of a bond, in such reasonable amount as Parent or the Paying Agent may direct as indemnity against any claim that may be made against them with respect to such Certificate, the Paying Agent will pay in exchange for such lost, stolen or destroyed Certificate the amount of cash to which the holders thereof are entitled pursuant to Section 1.6.

   Section 1.8 Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

   Section 1.9 Closing. The closing of the Merger (the "Closing") and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Sidley & Austin, One First National Plaza, Chicago, Illinois 60603, at 10:00 a.m., local time, no later than the second business day following the day on which the last of the conditions set forth in Article VI shall have been fulfilled or waived (if permissible) or at such other time and place as Parent and the Company shall agree.

                                   ARTICLE II

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

   Parent and Merger Sub represent and warrant to the Company as follows:

   Section 2.1 Organization. Each of Parent, Holdco and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now being conducted except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

   Section 2.2 Authority. On or prior to the date of this Agreement, the Boards of Directors of Parent and Merger Sub have declared the Merger advisable and the Board of Directors of Merger Sub has approved this Agreement in accordance with the DGCL. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, the Stockholder Agreement and the Contribution Agreement, and each of Parent and Merger Sub has all requisite corporate power and authority to consummate the transactions contemplated hereby and thereby, as applicable. The execution, delivery and performance by Parent and Merger Sub of this Agreement, the Stockholder Agreement and the Contribution Agreement, as applicable, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action (including Board action) on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub or their respective Boards of Directors are necessary to authorize and approve this Agreement (or the Stockholder Agreement or Contribution Agreement, as applicable) or to consummate the transactions contemplated hereby and thereby, as applicable, other than, in the case of this Agreement, the filing of the Certificate of Merger as required by the DGCL. Each of the Agreement, the Stockholder Agreement and the Contribution Agreement has been duly executed and delivered by Parent, Holdco and Merger Sub, as applicable, and (assuming the valid authorization, execution and delivery of this Agreement by the Company, the valid authorization, execution and delivery of the Stockholder Agreement by Bank One and First USA, the valid authorization, execution and delivery of the Contribution Agreement by Bank One and the validity and binding effect hereof and thereof on the Company and Bank One and First USA, as applicable) this Agreement, the Stockholder Agreement and the Contribution Agreement constitute the valid and binding obligation of each of Parent, Holdco and Merger Sub that is a party thereto, enforceable against them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally, and by general equitable principles (regardless of whether such enforcement is considered in a proceeding in equity or at law).

   Section 2.3 Consents and Approvals; No Violations. Assuming that all consents, approvals, authorizations and other actions described in this Section
2.3 have been obtained and all filings and obligations described in this
Section 2.3 have been made, the execution and delivery of this Agreement, the Stockholder Agreement and the Contribution Agreement do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or result in the loss of a material benefit under, or result in the creation of any Lien (as hereinafter defined) upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of (i) the Certificate of Incorporation or the By-Laws of Parent, each as amended to date, (ii) any provision of the comparable charter or organization documents of any of Parent's Subsidiaries, (iii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license applicable to Parent or any of its Subsidiaries or (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (iii) or (iv), any such violations, defaults, rights or Liens that, individually or in the aggregate, would not have a Material Adverse Effect on Parent, materially impair the ability of Parent, Holdco or Merger Sub to perform their respective obligations hereunder or under the Stockholder Agreement or prevent or materially delay the consummation of any of the transactions contemplated hereby or thereby. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (each, a "Governmental Entity"), Card Association or other Person is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Stockholder Agreement by Parent, Holdco or Merger Sub or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement or the Stockholder Agreement, except (i) in connection, or in compliance, with the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (iii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or by the transactions contemplated by this Agreement, the Stockholder Agreement or the Contribution Agreement, (iv) such filings, authorizations, orders and approvals as may be required by state takeover laws (the "State Takeover Approvals"), (v) applicable requirements, if any, of state securities or "blue sky" laws ("Blue Sky Laws"), (vi) as may be required under foreign laws, (vii) such filings, authorizations and approvals under the Change in Bank Control Act, (viii) such filings, authorizations and approvals under Sections 7-1-701 through 7-1-716 and 7-8-3 through 7-8-20 of the Utah code (collectively, the "Utah Statute"), (ix) such filings, authorizations and approvals under Section 4 of the Bank Holding Company Act, and (x) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on

Parent, materially impair the ability of Parent, Holdco or Merger Sub to perform its obligations hereunder or under the Stockholder Agreement or the Contribution Agreement or prevent or materially delay the consummation of any of the transactions contemplated hereby or thereby.

   Section 2.4 Information Supplied. None of the information supplied or to be supplied by Parent, Holdco, or Merger Sub specifically for inclusion or incorporation by reference in (i) a Rule 13e-3 Transaction Statement pursuant to Rule 13e-3 (the "Schedule 13e-3") under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), or (ii) the proxy statement (together with any amendments or supplements thereto, the "Proxy Statement") relating to the adoption of this Agreement and approval of the Merger by the holders of a majority of the outstanding Shares, which majority shall, unless otherwise agreed by the Company, Parent and Bank One, include not less than 66 2/3% of the outstanding Shares not owned directly or indirectly by Bank One, Parent or their respective Affiliated Persons or associates including, without limitation, Holdco and Merger Sub (the "Company Stockholder Approval"), will (a) in the case of the
Schedule 13e-3, at the time the Schedule 13e-3 is filed with the Securities and Exchange Commission ("SEC") or (b) in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company's stockholders or at the time of the Stockholder Meeting (as hereinafter defined), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

   Section 2.5 Financing. Parent has sufficient funds available for it to pay the aggregate Merger Consideration.

   Section 2.6 Ownership of the Company's Capital Stock. Except for Shares held in a fiduciary or similar capacity, as of the date hereof, none of Parent, Holdco, Merger Sub or any Subsidiary of Parent (i) beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of the capital stock of the Company.

   Section 2.7 Brokers. No broker, investment banker, financial advisor or other person, other than Morgan Stanley Dean Witter & Co., the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Holdco or Merger Sub.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

   The Company represents and warrants to Parent and Merger Sub as follows:

   Section 3.1 Organization, Standing and Power. The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company or materially delay the consummation of the Merger.

   Section 3.2 Subsidiaries. Section 3.2 of the letter dated the date hereof and delivered on the date hereof by the Company to Parent, which relates to this Agreement and is designated therein as the Company Letter (the "Company Letter") lists each Subsidiary of the Company. All of the outstanding shares of capital stock of each such Subsidiary that is a corporation have been validly issued and are fully paid and nonassessable. Except as set forth in Section 3.2 of the Company Letter, all of the outstanding shares of capital stock of each Subsidiary of the Company are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of any and all mortgages, liens, encumbrances, charges, claims, restrictions, pledges, security interest or impositions (collectively, "Liens") and free and clear of all options, rights of first refusal, agreements or limitations on voting rights of any nature whatsoever. Except as set forth in
Section 3.2 of the Company Letter and except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any corporation, partnership, joint venture, limited liability company or other entity which is material to the business or financial position of the Company.

   Section 3.3 Capital Structure. The authorized capital stock of the Company consists of 200,000,000 Shares and 10,000,000 shares of Preferred Stock, par value $.01 per share ("Company Preferred Stock"). At the close of business on January 30, 1999:

    (i) 36,360,377 Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and free of preemptive rights;

    (ii) No shares of Company Preferred Stock were issued and outstanding;

    (iii) No Shares were held in the treasury of the Company or by Subsidiaries of the Company;

    (iv) 6,500,000 Shares were reserved for issuance in the aggregate upon the exercise of outstanding stock options issued under the Company's 1996 Amended and Restated Stock Option Plan, (the "Company Stock Option Plan");

    (v) 400,000 Shares were reserved for issuance in the aggregate pursuant to the Company's Employee Stock Purchase Plan (the "Company Stock Purchase Plan"); and

    (vi) 500,000 Shares were reserved for issuance in the aggregate pursuant to the Company's 1996 Restricted Stock Plan (the "Company Restricted Stock Plan").

   Section 3.3 of the Company Letter contains a correct and complete list as of the date of this Agreement of each outstanding option to purchase shares of Company Common Stock issued under the Company Stock Option Plan (collectively, the "Company Stock Options"), including the holder, date of grant, exercise price and number of shares of Company Common Stock subject thereto and whether the option is vested and exercisable. Except for the Company Stock Options, the Company Stock Option Plan, the Company Stock Purchase Plan and the Company Restricted Stock Plan, there are no options, warrants, calls, rights or agreements to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right or agreement. Except as set forth in Section 3.3 of the Company Letter, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or any capital stock of or any equity interests in any of the Company's Subsidiaries. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

   Section 3.4 Authority. On or prior to the date of this Agreement, the Board of Directors of the Company has unanimously approved and declared the Merger Agreement advisable, approved this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the DGCL, resolved to recommend the acceptance of the approval of this Agreement and the Merger by the Company's stockholders and directed that this Agreement be submitted to the Company's stockholders for approval. The Company has all requisite corporate power and authority to enter into this Agreement and, subject to approval by the stockholders of the Company of this Agreement and the Merger, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action (including Board action) on the part of the Company, and no other corporate proceedings on the part of the Company or its Board of Directors are necessary to authorize and approve this Agreement or to consummate the transactions contemplated hereby, other than (x) approval and adoption of this Agreement by the stockholders of the Company and (y) the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered by the Company and (assuming the valid authorization, execution and delivery of this Agreement by Parent and Merger Sub and the validity and binding effect of this Agreement on Parent and Merger
Sub) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally, and by general equitable principles (regardless of whether such enforcement is considered in a proceeding in equity or at law).

   Section 3.5 Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section
3.5 have been obtained and all filings and obligations described in this
Section 3.5 have been made, the execution, delivery or performance of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation or result in the loss of a material benefit under, or result in the creation of any Lien, upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the Company Charter or the By-laws of the Company, (ii) any provision of the comparable charter or organization documents of any of the Company's Subsidiaries, (iii) except as set forth in Section 3.5 of the Company Letter, any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise or license (including any of the Company Merchant Contracts) applicable to the Company or any of its Subsidiaries or (iv) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties or assets (including any of the Company Merchant Contracts), other than, in the case of clauses (iii) or (iv), any such violations, defaults, rights, or Liens that, individually or in the aggregate, would not have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any Governmental Entity, Card Association or any other Person is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or is necessary for the consummation of the Merger, except (i) in connection, or in compliance, with the provisions of the HSR Act and the Exchange Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (iii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or by the transactions contemplated by this Agreement, (iv) such filings, authorizations, orders and approvals as may be required to obtain the State Takeover Approvals, (v) applicable requirements, if any, of Blue Sky Laws or the New York Stock Exchange, (vi) as may be required under foreign laws, (vii) such filings, authorizations and approvals under the Change in Bank Control Act, (viii) such filings, authorizations and approvals under the Utah Statute, (ix) such filings, authorizations and approvals under Section 4 of the Bank Holding Company Act, and (x) such other consents, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby.

   Section 3.6 SEC Documents and Other Reports. The Company has filed all required documents (including proxy statements) with the SEC since June 29, 1997 (as such documents have been amended since the time of their filing and prior to the date hereof, the "Company SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and, at the respective times they were filed or, if amended, as of the date of the last such amendment, none of the Company SEC Documents, including the financial statements of the Company and the notes thereto, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements (including, in each case, any notes thereto) of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States GAAP (except, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein none of which were or will be material in amount or effect). Except as disclosed in the Company SEC Documents or as required by GAAP, the Company has not, since June 29, 1997, made any change in the accounting practices or policies applied in the preparation of financial statements.

   Section 3.7 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (i) the Proxy Statement or (ii) the Schedule 13e-3 will (a) in the case of the Schedule 13e-3, at the time the Schedule 13e-3 is filed with the SEC, or (b) in the case of the Proxy Statement, at the time the Proxy Statement is first mailed to the Company's stockholders or at the time of the Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

   Section 3.8 Absence of Certain Changes or Events. Except as disclosed in the Company SEC Documents filed with the SEC prior to the date of this Agreement or as set forth in Section 3.8 of the Company Letter, since June 30, 1998, the Company and its Subsidiaries have conducted their respective business in all material respects only in the ordinary course and (A) the Company and its Subsidiaries have not incurred any liability or obligation (indirect, direct or contingent) that would result in a Material Adverse Effect on the Company, or entered into any material oral or written agreement or other transaction that is not in the ordinary course of business or that would result in a Material Adverse Effect on the Company, (B) the Company and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had a Material Adverse Effect on the Company, (C) there has been no change in the capital stock of the Company except for the issuance of shares of the Company Common Stock pursuant to Company Stock Options, the Company Stock Purchase Plan or the Company Restricted Stock Plan and no dividend or distribution of any kind declared, paid or made by the Company on any class of its stock, (D) there has not been
(v) any adoption of a new Company Plan (as hereinafter defined), (w) any amendment to a Company Plan materially increasing benefits thereunder, (x) any granting by the Company or any of its Subsidiaries to any executive officer or other key employee of the Company or any of its Subsidiaries of any increase in compensation, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Company SEC Documents, (y) any granting by the Company or any of its Subsidiaries to any such executive officer or other key employee of any increase in severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Company SEC Documents or (z) any entry by the Company or any of its Subsidiaries into any employment, severance or termination agreement with any such executive officer or other key employee,
(E) there has not been any material changes in the amount or terms of the indebtedness of the Company and its Subsidiaries from that described in the Company SEC Documents filed prior to the date hereof, (F) any revaluation by the Company of any of material assets and (G) no Material Adverse Effect on the Company has occurred.

   Section 3.9 Permits and Compliance. Each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity or Card Association necessary for the Company or any of its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the "Company Permits"), except where the failure to have any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger, and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the suspension or cancellation of any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger, and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where the suspension or cancellation of any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger. Neither the Company nor any of its Subsidiaries nor, for purposes of clause (D), any of the Company's or any of its Subsidiary's independent sales organizations, is in violation of (A) its charter, by-laws or other organizational documents, (B) any law, ordinance, administrative or governmental rule or regulation, (C) any order, decree or judgment of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries or (D) any applicable Card Association rules, by-laws or regulations, except in the case of clauses (A), (B), (C) and
(D), for any violations that, individually or in the aggregate, would not have a Material Adverse Effect on the Company or prevent or materially delay the consummation of the Merger. Except as disclosed in the Company SEC Documents filed prior to the date of this Agreement or in Section 3.9 of the Company Letter, there are no contracts or agreements of the Company or its Subsidiaries (including the Company Merchant Contracts) having terms or conditions which would have a Material Adverse Effect on the Company or having covenants that purport to bind any stockholder or any Affiliated Person (as hereinafter defined) of any stockholder of the Company after the Effective Time. Except as set forth in the Company SEC Documents filed prior to the date of this Agreement or in Section 3.9 of the Company Letter, no event of default or event that, but for the giving of notice or the lapse of time or both, would constitute an event of default exists or, upon the consummation by the Company of the transactions contemplated by this Agreement, will exist under any indenture, mortgage, loan agreement, note or other agreement or instrument for borrowed money, any guarantee of any agreement or instrument for borrowed money or any lease, contractual license or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any such Subsidiary is bound or to which any of the properties, assets or operations of the Company or any such Subsidiary is subject, other than any defaults that, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

   Section 3.10 Tax Matters. Except as set forth in Section 3.10 of the Company Letter, (i) the Company and each of its Subsidiaries have timely filed all federal, and all material state, local, foreign and provincial, Tax Returns (as hereinafter defined) required to have been filed (giving effect to all applicable extensions), and such Tax Returns are correct and complete, except to the extent that any failure to so file or any failure to be correct and complete would not, individually or in the aggregate, have a Material Adverse Effect on the Company; (ii) all material Taxes (as hereinafter defined) shown to be due on such Tax Returns and all material Taxes for which no return was filed (x) have been timely paid or extensions for payment have been properly obtained, (y) are being timely and properly contested or (z) have been reserved for in the financial statements of the Company (in accordance with GAAP); (iii) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of its Taxes; and (iv) all deficiencies asserted or assessments made as a result of any examination of such Tax Returns by any taxing authority have been paid in full. For purposes of this Agreement: (i) "Taxes" means any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or added minimum, ad valorem, value-added, transfer or excise tax, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty imposed by any Governmental Entity, and
(ii) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

   Section 3.11 Actions and Proceedings. Except as set forth in Section 3.11 of the Company Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or involving the Company or any of its Subsidiaries, or, to the knowledge of the Company, against or involving any of the present or former directors, officers, employees, consultants or agents of the Company or any of its Subsidiaries with respect to the Company or any of its Subsidiaries, any of the properties, assets or business of the Company or any of its Subsidiaries or any Company Plan that, individually or in the aggregate, would have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the Merger. Except as disclosed in the Company SEC Documents filed with the SEC prior to the date hereof or in Section 3.11 of the Company Letter, there are no actions, suits or claims or legal, administrative or arbitrative proceedings or investigations (including claims for workers' compensation) pending or, to the knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries or, to the Company's knowledge, any of its or their present or former directors, officers, employees, consultants or agents with respect to the Company or any of its Subsidiaries, or any of the properties, assets or business of the Company or any of its Subsidiaries or any Company Plan that, individually or in the aggregate, would have a Material Adverse Effect on the Company, materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of the Merger. The Company's expenses, losses and liabilities in connection with, including any adverse outcome of, that class action lawsuit filed in the United States District Court for the Northern District of Texas against the Company by certain stockholders of the Company, entitled Raffaele Branca, Carl C. Conrad and Michael P. Fuchs v. Paymentech Inc. Pamela H. Patsley and David W. Truetzel, will, to the best of the Company's knowledge, be covered by insurance maintained by the Company other than for the applicable deductibles under the Company's insurance policies (which deductibles do not exceed, in the aggregate, $1,000,000). There are no actions, suits, labor disputes or other litigation, legal or administrative proceedings or governmental investigations pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or, to the Company's knowledge, any of its or their present or former officers, directors, employees, consultants or agents with respect to the Company or its Subsidiaries, or any of the properties, assets or business of the Company or any of its Subsidiaries, in each case relating to the transactions contemplated by this Agreement.

   Section 3.12 Certain Agreements. Except as set forth in Section 3.12 of the Company Letter, neither the Company nor any of its Subsidiaries is a party to any oral or written agreement or plan, including any employment agreement, severance agreement, stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan (collectively, the "Compensation Agreements"), pension plan (as defined in Section 3(2) of ERISA) or welfare plan (as defined in Section 3(1) of ERISA) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Except as set forth in Section 5.4, no holder of any option to purchase Shares, or Shares granted in connection with the performance of services for the Company or its Subsidiaries, is or will be entitled to receive cash from the Company or any of its Subsidiaries in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement. Section 3.12 of the Company Letter sets forth (i) for each officer, director or employee who is a party to, or will receive benefits under, any Compensation Agreement as a result of the transactions contemplated herein, the total amount that each such person may receive, or is eligible to receive, assuming that the transactions contemplated by this Agreement are consummated on the date hereof, and (ii) the total amount of indebtedness for borrowed money owed to the Company or its Subsidiaries from each officer, director or employee of the Company and its Subsidiaries.

   Section 3.13 ERISA. (a) As used herein, (i) "Company Plan" means a "pension plan" (as defined in section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (other than a Company Multiemployer Plan)), a "welfare plan" (as defined in section 3(1) of ERISA), or any other written or oral bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, restricted stock, stock appreciation right, holiday pay, vacation, severance, medical, dental, vision, disability, death benefit, sick leave, fringe benefit, personnel policy, insurance or other plan, arrangement or understanding, in each case established or maintained by the Company or any of its Subsidiaries or ERISA Affiliates or as to which the Company or any of its Subsidiaries or ERISA Affiliates has contributed or otherwise may have any liability, (ii) "Company Multiemployer Plan" means a "multiemployer plan" (as defined in section 4001(a)(3) of ERISA) to which the Company or any of its Subsidiaries or ERISA Affiliates is or has been obligated to contribute or otherwise may have any liability, and (iii) "ERISA Affiliate" means any trade or business (whether or not incorporated) which would be considered a single employer with the Company pursuant to section 414(b), (c), (m) or (o) of the Code and the regulations promulgated under those sections or pursuant to section 4001(b) of ERISA and the regulations promulgated thereunder.

   (b) Each material Company Plan is listed in Section 3.13(b) of the Company Letter. With respect to each Company Plan listed therein, the Company has made available to Parent a true and correct copy of (i) the three most recent annual reports (Form 5500) filed with the IRS if applicable, (ii) each such Company Plan that has been reduced to writing and all amendments thereto, (iii) each trust agreement, insurance contract or administration agreement relating to each such Company Plan, (iv) a written summary of each unwritten Company Plan,
(v) the most recent summary plan description or other written explanation of each Company Plan provided to participants, (vi) the most recent determination letter and request therefore, if any, issued by the IRS with respect to any Company Plan intended to be qualified under section 401(a) of the Code, (vii) any request for a determination currently pending before the IRS and (viii) all material correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation relating to any potential investigation or outstanding controversy. Except as would not have a Material Adverse Effect on the Company, each Company Plan complies in all respects with the ERISA, the Code and all other applicable statutes and governmental rules and regulations. Except for Company Plans listed in Section 3.13(b) of the Company Letter, neither the Company nor any ERISA Affiliate currently maintains, contributes to or has any liability or, at any time during the past six years has maintained or contributed to any pension plan which is subject to section 412 of the Code or section 302 of ERISA or Title IV of ERISA. Except for Company Multiemployer Plans listed in Section 3.13(b) of the Company Letter, neither the Company nor any ERISA Affiliate currently maintains, contributes to or has any liability or, at any time during the past six years has maintained or contributed to any Company Multiemployer Plan.

   (c) Except as listed in Section 3.13(c) of the Company Letter, with respect to the Company Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company or any Subsidiary of the Company or ERISA Affiliate or Company Plan fiduciary could reasonably be expected to be subject to any liability under the terms of such Company Plans, ERISA, the Code or any other applicable law which would have a Material Adverse Effect on the Company. All Company Plans that are intended to be qualified under section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending and the Company is not aware of any reason why any such Company Plan is not so qualified in operation. Except as disclosed in Section 3.13(c) of the Company Letter, neither the Company nor any of its Subsidiaries or ERISA Affiliates has any liability or obligation under any welfare plan to provide benefits after termination of employment to any employee or dependent other than as required by section 4980B of the Code. Neither the Company nor any Subsidiary of the Company nor any ERISA Affiliate has any liability whether direct, indirect, contingent or otherwise, under (i) Section 302 of ERISA or section 412 of the Code or (ii) Title IV of ERISA.

   (d) Section 3.13(d) of the Company Letter contains a list of all (i) severance and employment agreements with employees of the Company and each of its Subsidiaries with respect to any employee whose annual rate of base salary exceeds $100,000, and (ii) severance programs and policies of the Company and each of its Subsidiaries with or relating to its employees and (iii) plans, programs, agreements and other arrangements of the Company and each of its Subsidiaries with or relating to its employees containing change of control or similar provisions.

   (e) Except as set forth in Section 3.13(e) of the Company Letter, neither the Company nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of section 280G of the Code or that provides for payments that would be nondeductible under section 162(m) of the Code.

   (f) Except as set forth in Section 3.13(f) of the Company Letter, with respect to each Company Plan not subject to United States law (a "Company Foreign Benefit Plan"), except as would not have a Material Adverse Effect on the Company, (i) the fair market value of the assets of each funded Company Foreign Benefit Plan, the liability of each insurer for any Company Foreign Benefit Plan funded through insurance or the reserve shown on the Company's consolidated financial statements for any unfunded Company Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan according to reasonable, country specific actuarial assumptions and valuations and no transaction contemplated by this Agreement shall cause such assets or insurance obligations or book reserve to be less than such benefit obligations; and (ii) each Company Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with the appropriate regulatory authorities.

   Section 3.14 Liabilities; Services. (a) Except (i) as fully reflected or reserved against in the financial statements included in the Company SEC Documents filed with the SEC prior to the date hereof, or disclosed in the footnotes thereto, (ii) for liabilities incurred in the ordinary course of business since December 31, 1998, or (iii) as set forth in Section 3.14(a) of the Company Letter, neither the Company nor any of its Subsidiaries has any liabilities (including Tax liabilities) or obligations of any nature, whether accrued, absolute, contingent or otherwise required by generally accepted accounting principles ("GAAP") to be set forth on a consolidated balance sheet of the Company and its Subsidiaries or in the notes thereto, other than liabilities or obligations that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. As of the date hereof, the indebtedness for borrowed money of the Company and its Subsidiaries does not exceed $85 million.

   (b) Except as set forth in Section 3.14(b) of the Company Letter, to the knowledge of the Company, no product or service sold or delivered or service rendered by the Company or any of its Subsidiaries is subject to any guaranty, warranty or other indemnity.

   Section 3.15 Labor Matters. Except as set forth in Section 3.15 of the Company Letter, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or labor contract with any union. Neither the Company nor any of its Subsidiaries has engaged in any unfair labor practice with respect to any persons employed by or otherwise performing services primarily for the Company or any of its Subsidiaries (the "Company Business Personnel"), and there is no unfair labor practice complaint or grievance against the Company or any of its Subsidiaries by any person pursuant to the National Labor Relations Act or any comparable state or foreign law pending or threatened in writing with respect to the Company Business Personnel, except where such unfair labor practice, complaint or grievance would not have a Material Adverse Effect on the Company. There is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries which may interfere with the respective business activities of the Company or any of its Subsidiaries, except where such dispute, strike or work stoppage would not have a Material Adverse Effect on the Company.

   Section 3.16 Intellectual Property; Software; Year 2000. (a) For purposes of this Agreement, the following terms shall have the following meanings: (i) "Computerized Assets" means all software, hardware, firmware, embedded systems and other systems, components and/or services that are owned or leased by the Company or any of its Subsidiaries and used in the conduct of its business;
(ii) "Intellectual Property Rights" means all patents, trademarks, trade names, service marks, trade secrets, copyrights and other proprietary intellectual property rights; and (iii) "Software" means computer software programs and software systems, including, without limitation, all databases, compilations, tool sets, compilers, higher level or "proprietary" languages, related documentation and materials, whether in source code, object code or human readable form.

   (b) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries have all Intellectual Property Rights as are necessary in connection with the business of the Company and its Subsidiaries, taken as a whole, (ii) neither the Company nor any of its Subsidiaries is in breach of any agreement affecting the Company's and/or its Subsidiaries' rights to use any of the licensed Intellectual Property Rights or Software, and (iii) none of the owned Intellectual Property Rights or Software infringes any Intellectual Property Rights of any other Person.

   (c) Except as would not have a Material Adverse Effect on the Company or where a failure is attributable to the licensors or other third-party providers of the Company or any of its Subsidiaries, all of the Company's and each of its Subsidiary's Computerized Assets will be on or prior to January 1, 2000 capable of providing and will provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 and date dependent data in such a manner and with such functionality as is necessary for the operations of the Company and its Subsidiaries, and will not cause an interruption in the ongoing operations or business of the Company or any of its Subsidiaries on or after January 1, 2000.

   Section 3.17 Title to and Sufficiency of Assets. (a) As of the date hereof, the Company and its Subsidiaries own, and as of the Effective Time the Company and its Subsidiaries will own, good and marketable title to all of their assets (excluding, for purposes of this sentence, assets held under leases), free and clear of any and all Liens, except as set forth in the Company SEC Documents filed with the SEC prior to the date hereof or in Section 3.17 of the Company Letter and except where the failure to own such title would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Such assets, together with all assets held by the Company and its Subsidiaries under leases, include all tangible and intangible personal property, contracts and rights necessary or required for the operation of the businesses of the Company as presently conducted, except for such assets the failure to have would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

   (b) Neither the Company nor any of its Subsidiaries owns any Real Estate. All Real Estate assets held by the Company and its Subsidiaries under leases or subleases are adequate for the operation of the businesses of the Company as presently conducted, except for such assets the failure to have would not, individually or in the aggregate, have a Material Adverse Effect. The leases and subleases to all Real Estate occupied by the Company and its Subsidiaries which are material to the operation of the businesses of the Company are in full force and effect and no event has occurred which with the passage of time, the giving of notice, or both, would constitute a default or event of default by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other person who is a party signatory thereto, other than such defaults or events of default which, individually or in the aggregate, would not have a Material Adverse Effect on the Company. For purposes of this Agreement, "Real Estate" means, with respect to the Company or any of its Subsidiaries, as applicable, all of the fee or leasehold ownership right, title and interest of such person, in and to all real estate and improvements owned or leased by any such person and which is used by any such person in connection with the operation of its business.

   Section 3.18 Required Vote of Company Stockholders. The Company Stockholder Approval is required to adopt this Agreement and to consummate the Merger. No other vote of the security holders of the Company is required by law, the Company Charter or the By-laws of the Company or otherwise in order for the Company to consummate the Merger and the transactions contemplated hereby.

   Section 3.19 Environmental Matters.

   (a) For purposes of this Agreement, the following terms shall have the following meanings: (i) "Hazardous Substances" means (A) petroleum and petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls, and (B) any other chemicals, materials or substances regulated as toxic or hazardous or as a pollutant, contaminant or waste or for which liability or standards of care are imposed under any applicable Environmental Law; (ii) "Environmental Law" means any foreign, federal, state or local law, past, present or future and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, or common law, relating to pollution or protection of the environment, health or safety or natural resources, including those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances; and (iii) "Environmental Permit" means any permit, approval, identification number, license or other authorization required under any applicable Environmental Law.

   (b) Except as disclosed in Section 3.19 of the Company Letter, the Company and its Subsidiaries are and have been in compliance with all applicable Environmental Laws, have obtained all Environmental Permits and are in compliance with their requirements, and have resolved all past non-compliance with Environmental Laws and Environmental Permits without any pending, on-going or future obligation, cost or liability, except in each case for the notices set forth in Section 3.19 of the Company Letter or where such non-compliance would not, individually or in the aggregate, have a Material Adverse Effect on the Company. To the knowledge of the Company, there are no circumstances that are reasonably likely to prevent or interfere with such compliance in the future. Except as disclosed in Section 3.19 of the Company Letter, to the knowledge of the Company, there are no past or present actions or activities, including, without limitation, the release, emission, discharge or disposal of any Hazardous Substances at any site presently or previously owned by the Company or its Subsidiaries in the conduct of their business that could form the basis of any claim against the Company or its Subsidiaries under Environmental Laws, except for such claims as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

   Section 3.20 Customers and Employees. (a) Except as set forth in Section 3.20(a) of the Company Letter, neither the Company nor any of its Subsidiaries has received any notice prior to the date of this Agreement that (i) any of the top 25 customers of the Company and its Subsidiaries, as determined with respect to the revenues generated in 1997 and 1998 from such customers (the "Top 25 Customers"), intends to terminate or limit or alter its business relationship with the Company or any of its Subsidiaries, or (ii) any key employee intends to terminate or has terminated his or her employment with the Company or any of its Subsidiaries.

   (b) Except as set forth in Section 3.20(b) of the Company Letter, (i) each contract between the Company and/or any of its Subsidiaries, on the one hand, and any provider of goods and/or services that accepts Transaction Cards as a payment vehicle which provider is one of the Top 25 Customers, on the other hand (the "Company Merchant Contracts"), constitutes a valid and binding obligation of the parties thereto and is in full force and effect, (ii) the Company and/or its Subsidiary, as applicable, has fulfilled and performed in all material respects its obligations under each of the Company Merchant Contacts, (iii) the Company is not in, or alleged to be in, any material breach or default under, nor is there or is there alleged to be any reasonable basis for termination of, any of the Company Merchant Contracts and (iv) to the knowledge of the Company, no other party to any of the Company Merchant Contracts has materially breached or defaulted thereunder.

   Section 3.21 Insurance. The Company and its Subsidiaries carry or are entitled to the benefits of insurance as the Company believes are in such character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies as set forth in Section
3.21 of the Company Letter or that, individually or in the aggregate, would not have a Material Adverse Effect on the Company. The Company and each of its Subsidiaries have made any and all payments required to maintain such policies in full force and effect, except where the failure to make any such payments, in the aggregate, would not have a Material Adverse Effect on the Company.

   Section 3.22 Transactions with Affiliates. (a) For purposes of this Section
3.22 and Section 3.9 hereof, the term "Affiliated Person" means (i) any direct or indirect holder of 5% or more of the Company Common Stock, (ii) any director or officer of the Company, any of its Subsidiaries or any Person described in clause (i), (iii) any Person that directly or indirectly controls, is controlled by, or is under common control with, any of the Company, any of its Subsidiaries or any Person described in clause (i), or (iv) any member of the immediate family or any of such persons.

   (b) Except as set forth in Section 3.22 of the Company Letter or in the Company SEC Reports filed with the SEC prior to the date hereof, since June 30, 1998, the Company and its Subsidiaries have not, in the ordinary course of business or otherwise, (i) purchased, leased or otherwise acquired any material property or assets or obtained any material services from, (ii) sold, leased or otherwise disposed of any material property or assets or provided any material services to (except with respect to remuneration for services rendered in the ordinary course of business as director, officer or employee of the Company or any of its Subsidiaries), (iii) entered into, renewed or modified in any manner any contract with, or (iv) borrowed any money from, or made or forgiven any loan or other advance (other than expenses or similar advances made in the ordinary course of business) to, any Affiliated Person.

   (c) Except as set forth in Section 3.22 of the Company Letter or in the Company SEC Reports filed with the SEC prior to the date hereof, (i) the contracts of the Company and its Subsidiaries do not include any material obligation or commitment between the Company or any of its Subsidiaries and any Affiliated Person, (ii) the assets of the Company or any of its Subsidiaries do not include any receivable or other obligation or commitment from an Affiliated Person to the Company or any of its Subsidiaries and (iii) the liabilities of the Company and its Subsidiaries do not include any payable or other obligation or commitment from the Company or any of its Subsidiaries to any Affiliated Person.

   (d) To the knowledge of the Company and except as set forth in Section 3.22 of the Company Letter or in the Company SEC Reports filed with the SEC prior to the date hereof, no Affiliated Person of any of the Company or any of its Subsidiaries is a party to any contract with any customer or supplier of the Company or any of its Subsidiaries that affects in any material manner the business, financial condition or results of operation of the Company or any of its Subsidiaries.

   Section 3.23 Brokers. No broker, investment banker or other person, other than Merrill Lynch & Co. ("Merrill Lynch"), the fees and expenses of which will be paid by the Company is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The maximum amount of such fees of Merrill Lynch has been disclosed by the Company to Parent.

   Section 3.24 State Takeover Statute. If the Merger is consummated as provided in this Agreement following receipt of the Company Stockholder Approval, Section 203 of the DGCL will be inapplicable to the Merger.

                                   ARTICLE IV

                   COVENANTS RELATING TO CONDUCT OF BUSINESS

   Section 4.1 Conduct of Business Pending the Merger. (a) Except as expressly permitted by clauses (i) through (xvi) of this Section 4.1, during the period from the date of this Agreement through the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, in all material respects, carry on its business in the ordinary course of its business as currently conducted and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or as set forth in the Company Letter (with specific reference to the applicable subsection below), the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (provided that with respect to clauses (v), (vi), (viii), (xi), (xiii) and (xiv) below, such consent shall not be unreasonably withheld or delayed):

     (i) (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of the Company's or any of its Subsidiaries' capital stock, or otherwise make any payments or other distributions (whether in cash or property) to its stockholders in their capacity as such, other than dividends, distributions or other such payments by the Company's Subsidiaries in the ordinary course of business consistent with past practice, (B) split, combine or reclassify any of the Company's or any of its Subsidiaries' capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company's or any of its Subsidiaries' capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, other than in connection with cashless exercises of Company Stock Options;

     (ii) issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of the Company's or any of its Subsidiaries' capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options (including options under the Company Stock Option Plan) to acquire any such shares, voting securities, equity equivalent or convertible securities, other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date of this Agreement in accordance with their current terms, (B) pursuant to the Company Stock Purchase Plan or (C) as set forth in Section 4.1(ii) of the Company Letter;

     (iii) amend the Company Charter or By-laws or other similar organizational documents of any of the Company's Subsidiaries;

     (iv) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof, except for acquisitions in the ordinary course of business consistent with past practice and involving aggregate consideration of up to $25 million (if the Effective Time is on or prior to the 90th day following the date hereof) or $50 million (if the Effective Time is thereafter);

     (v) except as provided in the Contribution Agreement, sell, lease, encumber or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of its assets, other than sales of inventory that are in the ordinary course of business consistent with past practice and sales of assets having an aggregate fair market value of up to $10 million;

     (vi) incur any indebtedness for borrowed money, guarantee any such indebtedness or make any loans, advances or capital contributions to, or other investments in, any other person, other than (A) in the ordinary course of business consistent with past practice and, in the case of indebtedness and guarantees, in an amount not to exceed $50 million in the aggregate in excess of amounts outstanding on the date hereof and (B) indebtedness, loans, advances, capital contributions and investments between the Company and any of its Subsidiaries or between any of such Subsidiaries, in each case in the ordinary course of business consistent with past practice;

     (vii) except as provided in Section 4.1(vii) of the Company Letter, alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any of its Subsidiaries;

     (viii) except as provided in Section 4.1(viii) of the Company Letter and
  Section 5.4 hereof, increase the compensation payable or to become payable to the Company's or any of its Subsidiaries' directors, officers or employees or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or employee of the Company or any of its Subsidiaries, or establish, adopt, enter into, or, except as may be required to comply with applicable law, amend in any material respect or take action to enhance in any material respect or accelerate any rights or benefits under, any labor, collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except in any such case in the ordinary course of business or where the aggregate annual expense to the Company and its Subsidiaries, taken as a whole, associated with such actions is not in excess of $5 million;

     (ix) knowingly violate or knowingly fail to perform, in any material respect, any obligation or duty imposed upon the Company or any of its Subsidiaries by any applicable federal, state or local law, rule, regulation, guideline or ordinance;

     (x) make any change to accounting policies, practices or procedures (other than actions required to be taken as a result of a change in law or GAAP);

     (xi) prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods;

     (xii) settle or compromise any federal, state, local or foreign income tax dispute in excess of $10 million;

     (xiii) settle or compromise any claims or litigation where (i) the consideration paid by the Company and its Subsidiaries, in the aggregate, has a fair market value in excess of $6 million or (ii) there are potential criminal liabilities;

     (xiv) other than in the ordinary course of business consistent with past practice and other than the Processing Agreement, dated as of the date hereof, between the Company and First Data Merchant Services Corporation, enter into, amend or terminate any agreement or contract to which the Company or any of its Subsidiaries is a party, (i) having a remaining term in excess of 12 months or (ii) which involves or is expected to involve future receipt or payment of $10 million or more during the term thereof, or waive, release or assign any material rights or claims under any such agreement or contract; or purchase any Real Estate, or make or agree to make any new capital expenditure or expenditures (other than the purchase of real property) which in the aggregate are in excess of 15% higher than expenditures contemplated by the Company's capital budget for fiscal 1999 or fiscal 2000 as previously provided to Parent in writing;

     (xv) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $6 million, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice and in accordance with their terms, of any such claims, liabilities or obligations (in each case not related to pending litigation) reflected or disclosed in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company SEC Documents or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

     (xvi) except as required by applicable law or by order of a Governmental Entity, do any other act which would cause any representation or warranty of the Company in this Agreement to be or become untrue; or

     (xvii) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

   (b) Except as permitted herein, during the period from the date of this Agreement through the Effective Time, Parent shall not, and shall cause each of its Subsidiaries not to, consummate or enter into any agreement to consummate any transaction which would reasonably be expected to delay or impede the consummation of the Merger or which relates to the merchant acquiring business and would require filings to be made under the HSR Act; provided, however, that this Section 4.1(b) shall be inapplicable with respect to the exercise or enforcement by Parent or any of its Subsidiaries of any of their current rights (including, without limitation, options to acquire assets or perform services) or the performance by Parent or any of its Subsidiaries of any current obligations (including, without limitation, in connection with rights of third parties to require Parent or any of its Subsidiaries to acquire assets or perform services).

   Section 4.2 No Solicitation. (a) The Company shall, and shall cause its Subsidiaries and its and their respective officers, directors, employees, financial advisors, attorneys and other advisors and representatives (collectively, "Company Representatives") to immediately cease any discussions or negotiations with any Person that may be ongoing with respect to any possibility or consideration of making a Takeover Proposal (as hereinafter defined). The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any Company Representative to, directly or indirectly, (i) solicit, initiate or encourage any inquiries or the making or implementation of any Takeover Proposal, (ii) make or implement or participate in the making or implementation of any Takeover Proposal, (iii) approve or recommend (except with respect to a Superior Proposal in respect of which the Company is entitled to discuss or negotiate in accordance with this Section 4.2), or enter into any agreement with respect to, any Takeover Proposal or
(iv) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to the Company or any of its Subsidiaries in connection with, or take any other action that may reasonably be expected to lead to any Takeover Proposal; provided, however, that nothing contained in this Section 4.2(a) shall prohibit the Company or its directors from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer; and provided, further, that prior to the Effective Time, if (A) the Company receives a request for non-public information that was not solicited in violation of this Section 4.2(a) from a party who proposes a written bona fide Takeover Proposal and if the Board of Directors of the Company determines in good faith that the failure to provide the information requested would be inconsistent with such Board's fiduciary duties to the Company and its stockholders or otherwise breach or violate applicable law (based on the advice of outside legal counsel to the Company to such effect, which advice shall specifically take into account the Stockholder Agreement and all the terms thereof, including the obligations and agreements therein of Bank One and First USA with respect to the Shares owned by First USA and voting for the Merger and against any Takeover Proposal other than the Merger (the "Legal Advice")), then the Company and the Company Representatives may, in response to an unsolicited request therefor, and subject to compliance with Section 4.2(b), furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal pursuant to a customary confidentiality agreement (as determined by the Company's outside legal counsel) on terms not in the aggregate materially more favorable to such Person than the terms contained in the Confidentiality Agreement, and (B) (i) a Takeover Proposal constitutes a Superior Proposal (as hereinafter defined), and
(ii) the Board of Directors of the Company reasonably determines in good faith that the failure to provide the information requested or to engage in discussions or negotiations would be inconsistent with such Board's fiduciary duties to the Company and its stockholders or otherwise breach or violate applicable law (based on Legal Advice), then to the extent such failure is inconsistent with such Board's fiduciary duties (determined as aforesaid), the Company and the Company Representatives may, in response to an unsolicited request therefor, and subject to compliance with Section 4.2(b), participate in discussions or negotiations with such Person. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any Company Representative, whether or not such person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 4.2(a) by the Company. For purposes of this Agreement, "Takeover Proposal" means (i) any written proposal or offer for a tender offer, recapitalization, merger, consolidation or other business combination involving the Company or any of its Subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in, any voting securities of, or a substantial portion of the assets of the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement, the Stockholder Agreement and the Contribution Agreement or (ii) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which could reasonably be expected to dilute or adversely affect materially the benefits to Parent of the transactions contemplated by this Agreement, the Stockholder Agreement and the Contribution Agreement, and "Superior Proposal" means a bona fide Takeover Proposal made by a third party on terms which the Board of Directors of the Company reasonably determines in good faith to be more favorable to the Company's stockholders than the Merger (based on a written opinion, with only customary qualifications, from a nationally recognized investment banking firm serving as financial advisor to the Company (a "Banker Opinion") that the value of the consideration provided for in such proposal exceeds the Merger Consideration) and for which financing, to the extent required, is then committed or which the Board of Directors reasonably determines in good faith (based on a Banker Opinion) is highly likely to be obtained by such third party. In making its determination whether a Takeover Proposal constitutes a Superior Proposal pursuant to the preceding sentence, the Board of Directors shall take into account whether such Takeover Proposal has a reasonable prospect of being consummated prior to October 1, 1999. Notwithstanding the foregoing, unless this Agreement shall have been terminated pursuant to the terms hereof, nothing shall prevent Parent, in its discretion, from consummating the Merger.

   (b) The Company shall advise Parent and Bank One orally and in writing of
(i) any Takeover Proposal or any inquiry with respect to or which could lead to any Takeover Proposal received by any officer or director of the Company or, to the knowledge of the Company, any other Company Representative and (ii) the identity of the Person making any such Takeover Proposal or inquiry, no later than 24 hours following receipt of such Takeover Proposal or inquiry. If the Company intends to furnish any Person with any information with respect to any Takeover Proposal in accordance with Section 4.2(a), the Company shall advise Parent and Bank One orally and in writing of such intention not less than 24 hours in advance of providing such information and shall promptly provide to Parent and Bank One any information concerning the Company, its Subsidiaries, business, properties or assets furnished to any third party and which has not previously been provided to Parent and Bank One.

   Section 4.3 Third Party Standstill Agreements. During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any standstill agreement to which the Company or any of its Subsidiaries is a party (other than, to the extent mutually agreed between Parent and the Company, any such agreement involving Parent). During such period, the Company agrees to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including, but not limited to, obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

   Section 5.1 Stockholder Meeting. (a) As soon as practicable following the execution of this Agreement, the Company will duly call, give notice of, convene and hold a meeting of stockholders (the "Stockholder Meeting") for the purpose of considering the adoption of this Agreement and the approval of the Merger and at such meeting call for a vote and cause proxies to be voted in respect of the adoption of this Agreement and the Company will, through its Board of Directors, recommend to its stockholders the adoption of this Agreement, and shall not withdraw or modify such recommendation (unless it has been previously withdrawn pursuant to the terms of Section 4.2). This Agreement shall be submitted to the Company's stockholders at the Stockholder Meeting whether or not the Board of Directors determines at any time that this Agreement is no longer advisable and recommends that the stockholders reject it.

   (b) As soon as practicable after the execution of this Agreement, the Company shall prepare and file a preliminary Proxy Statement with the SEC and shall use its reasonable best efforts to respond to any comments of the SEC or its staff and to cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable after responding to all such comments to the satisfaction of the staff. The Company shall notify Parent and Bank One promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent and Bank One with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the

Proxy Statement or the Merger. If at any time prior to the Stockholder Meeting there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company shall promptly prepare and mail to its stockholders such an amendment or supplement. Parent and its counsel and Bank One and its counsel shall be given a reasonable opportunity to review and comment upon the Proxy Statement and any such correspondence prior to its filing with the SEC or dissemination to the Company's Stockholders. The Company shall not so file or disseminate any Proxy Statement, or any amendment or supplement thereto, to which Parent or Bank One reasonably objects. Parent and Bank One shall cooperate with the Company in the preparation of the Proxy Statement or any amendment or supplement thereto.

   Section 5.2 Access to Information. During the period from the date of this Agreement through the Effective Time and subject to currently existing contractual and legal restrictions applicable to the Company or any of its Subsidiaries, the Company shall, and shall cause each of its Subsidiaries to, afford to the accountants, counsel, financial advisors and other representatives of Parent reasonable access to, and permit them to make such inspections as they may reasonably require of, all of their respective properties, books, contracts, commitments and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to (i) furnish promptly to Parent a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, (ii) furnish promptly to Parent all other information concerning its business, properties and personnel as Parent may reasonably request and (iii) promptly make available to Parent all personnel of the Company and its Subsidiaries knowledgeable about matters relevant to such inspections; provided, however, that the foregoing shall not require the Company or any of its Subsidiaries to furnish or otherwise make available to Parent or any of its Subsidiaries customer-specific data or competitively sensitive information relating to areas of the company's business in which Parent and/or any of its Subsidiaries competes against the Company. No investigation pursuant to this Section 5.2 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All information obtained by Parent pursuant to this Section 5.2 shall be kept confidential in accordance with the Letter Agreement, dated September 4, 1997 between Parent and the Company, as confirmed in a letter dated October 22, 1998 from Parent to the Company (collectively, the "Confidentiality Agreement").

   Section 5.3 Costs and Expenses; Termination Fee. (a) Except as provided in this Section 5.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including the Merger), including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses, whether or not the Merger is consummated.

   (b) The Company shall pay, or cause to be paid, in same day funds to Parent $10 million (the "Termination Fee"), under the circumstances and at the times set forth as follows:

     (i) if Parent terminates this Agreement under Section 7.1(d) the Company shall pay the Termination Fee upon demand; and

     (ii) if the Company terminates this Agreement under Section 7.1(e), the Company shall pay the Termination Fee simultaneously with such termination.

   (c) If this Agreement is terminated pursuant to Section 7.1(b)(i) and at the time of such termination the condition set forth in Section 6.1(c) shall not have been fulfilled, then Parent shall reimburse the Company upon demand for all documented out-of-pocket fees and expenses incurred or paid by or on behalf of the Company in connection with this Agreement and the transactions contemplated hereby, including all fees and expenses of its counsel, financial advisor, accountant and other consultants and advisors; provided, however, that Parent shall not be obligated to make payments pursuant to this Section 5.3(c) in excess of $2 million in the aggregate.

   Section 5.4 Stock Options. (a) Prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary or appropriate, if any, to (i) cause each Company Stock Option that is outstanding as of the date hereof to vest and to be exercisable immediately prior to the consummation of the Merger, (ii) cause all restrictions applicable to any restricted stock award heretofore granted under the Company Restricted Stock Plan or any other similar plan outstanding upon the consummation of the Merger to lapse immediately prior to the Effective Time and (iii) cause each Company Stock Option that is outstanding upon the consummation of the Merger to be exercisable solely for the Merger Consideration for each Share issuable upon exercise thereof immediately prior to the Effective Time. The Company shall offer each holder of a Company Stock Option (an "Option Holder"), in exchange for the cancellation thereof, the right to receive from the Company an amount equal to (A) the product of (1) the number of shares of Company Common Stock subject to such Company Stock Option and (2) the excess, if any, of the Merger Consideration over the exercise price per share for the purchase of the Company Common Stock subject to such Company Stock Option, minus (B) all applicable federal, state and local Taxes required to be withheld in respect of such payment. The amounts payable pursuant to the immediately preceding sentence of this 5.4 shall be paid as soon as reasonably practicable following the Effective Time. The surrender of an Option in exchange for the consideration contemplated by the second sentence of this Section 5.4 shall be deemed a release of any and all rights the Option Holder had or may have had in respect thereof. The Company shall take all such steps as may be required to cause the transactions contemplated by this Section 5.4 and any other dispositions of Company equity securities (including derivative securities) in connection with this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

   (b) The Company shall take all actions necessary to ensure that (i) the Offering Period (as defined in the Company Stock Purchase Plan) applicable to the options outstanding under the Company Stock Purchase Plan (each, a "Purchase Plan Option") is shortened in accordance with Section 16 of the Company Stock Purchase Plan so as to have an Exercise Date (as defined in the Company Stock Purchase Plan) that occurs before the Effective Time; (ii) no new Offering Period, other than the Offering Period scheduled to commence on April 1, 1999, shall commence on or after the date hereof, and (iii) no holder of a Purchase Plan Option is permitted to increase his or her rate of payroll deduction under the Company Stock Purchase Plan from and after the date hereof.

   (c) The Company shall take all actions necessary to provide that, prior to the Effective Time, (i) the Company Stock Option Plan, the Company Stock Purchase Plan and any similar plan or agreement of the Company shall be terminated, (ii) any rights under any other plan, program, agreement or arrangement to the issuance or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries shall be terminated, and (iii) no Option Holder will have any right to receive any shares of capital stock of the Company or, if applicable, the Surviving Corporation, upon exercise of any Company Stock Option.

   (d) The Company represents and warrants that it has the power and authority under the terms of the Company Stock Purchase Plan and each of the Company Stock Option Plan and the Company Restricted Stock Plan to comply with subsections (a), (b) and (c) hereof without the consent of any Option Holder or any other person.

   Section 5.5 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including: (i) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from all Governmental Entities and Card Associations and the making of all necessary registrations and filings (including filings under the HSR Act, the Change in Bank Control Act and the Utah Statute and other filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity (including furnishing all information required under the HSR Act, the Change in Bank

Control Act and the Utah Statute and actions in connection with State Takeover Approvals); (ii) the obtaining of all necessary consents, approvals or waivers from third parties; (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement. Each party will promptly consult with the other with respect to, provide any necessary information with respect to and provide the other (or its counsel) and Bank One (or its counsel) copies of, all filings made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby. In addition, if at any time prior to the Effective Time any event or circumstance relating to any of the Company, Parent or Merger Sub or any of their respective Subsidiaries, or any of their respective officers or directors, should be discovered by the Company, Parent or Merger Sub, as the case may be, and which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13e-3, the discovering party will promptly inform the other party of such event or circumstance. No party to this Agreement shall consent to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld.

   (b) Each party shall use all reasonable best efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant made by it in this Agreement.

   (c) Notwithstanding anything to the contrary contained in this Agreement, in connection with any filing or submission required or action to be taken by either Parent or the Company to effect the Merger and to consummate the other transactions contemplated hereby, the Company shall not, without Parent's prior written consent, commit to any divestiture transaction other than with respect to the Excluded Assets (as defined in the Contribution Agreement), and neither Parent nor any of its affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of the businesses, product lines or assets of Parent or any of its Subsidiaries or that would have a Material Adverse Effect on Parent.

   Section 5.6 Public Announcements. Parent and the Company will not issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party and Bank One, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange.

   Section 5.7 State Takeover Laws. If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation is or may become applicable to the transactions contemplated hereby, in the Stockholder Agreement or in the Contribution Agreement such that, without further approval or action by Parent, the Company or their respective Boards of Directors, such transactions cannot be consummated in accordance with the terms hereof and thereof and such statute or regulations, then Parent and the Company and their respective Boards of Directors shall use their reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby and thereby.

   Section 5.8 Indemnification; Directors and Officers Insurance. (a) From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless all past and present officers and directors of the Company and of its Subsidiaries (each an "Indemnified Party") to the same extent and in the same manner such persons are indemnified as of the date of this Agreement by the Company pursuant to the DGCL, the Company Charter or the Company's By-laws for acts or omissions occurring at or prior to the Effective Time. Parent also agrees to advance expenses as incurred to the fullest extent permitted under the

DGCL upon receipt from the applicable Indemnified Party to whom expenses are to be advanced of an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification pursuant to this
Section 5.8(a).

   (b) Parent shall cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") that is substantially similar to the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 150% of the last annual premium paid prior to the date hereof but in such case shall purchase as much coverage as possible for such amount.

   (c) The provisions of this Section 5.8(i) are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

   Section 5.9 Notification of Certain Matters. Parent shall use its reasonable best efforts to give prompt notice to the Company and Bank One, and the Company shall use its reasonable best efforts to give prompt notice to Parent and Bank One, of: (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it is aware and which would be reasonably likely to cause (x) any representation or warranty contained in this Agreement and made by it to be untrue or inaccurate in any material respect or (y) any covenant, condition or agreement contained in this Agreement and made by it not to be complied with or satisfied in all material respects, (ii) any failure of Parent or the Company, as the case may be, to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (iii) any change or event which has had a Material Adverse Effect on the Company; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

   Section 5.10 Certain Litigation. The Company agrees that it shall not settle any litigation commenced after the date hereof against the Company or any of its directors by any stockholder of the Company relating to the Merger, this Agreement or the Stockholder Agreement without the prior written consent of Parent, which consent may not be unreasonably withheld. In addition, the Company shall not voluntarily cooperate with any third party that may hereafter seek to restrain or prohibit or otherwise oppose the Merger and shall cooperate with Parent and Merger Sub to resist any such effort to restrain or prohibit or otherwise oppose the Merger.

   Section 5.11 Revolving Credit Agreement. The Company agrees to use reasonable efforts to obtain a waiver of the restrictions on dividends or other distributions by the Company under its existing revolving credit agreement and the consent to the transfer of such revolving credit agreement to the Alliance.

                                   ARTICLE VI

                       CONDITIONS PRECEDENT TO THE MERGER

   Section 6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

     (a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

     (b) No Order. No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making illegal the Merger or any of the other transactions contemplated by this Agreement, the Stockholder Agreement or the Contribution Agreement.

     (c) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the Merger shall have expired or been terminated.

     (d) Regulatory Approvals. The parties shall have received the approval of the Federal Deposit Insurance Corporation under the Change in Bank Control Act and the approval of the Utah Department of Financial Institutions under the Utah Statute, and any other governmental or regulatory notices or approvals required with respect to the transactions contemplated hereby shall have been either filed or received, except for those the failure to have given or obtain would not have a Material Adverse Effect on the Company.

   Section 6.2. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to fulfillment of the following additional conditions, any of which, subject to
Section 7.4, may be waived exclusively by Parent:

     (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality shall be true and correct as of the date of the Closing and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as though made on and as of the date of the Closing (except to the extent any such representation or warranty expressly speaks as of an earlier date); and Parent and Merger Sub shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

     (b) Performance of Obligations. The Company shall have performed in all material respects each material obligation and agreement and shall have complied in all material respects with each material covenant required to be performed and complied with by it under this Agreement at or prior to the Effective Time; and Parent and Merger Sub shall have received a certificate signed on behalf of the Company to such effect.

     (c) Absence of Material Adverse Change. There shall not have occurred any Material Adverse Change with respect to the Company.

     (d) Absence of Pending Litigation. There shall not be pending by any Governmental Entity any suit, action or proceeding (i) seeking to restrain or prohibit the Merger or the performance of any of the other transactions contemplated by this Agreement, the Stockholder Agreement or the Contribution Agreement or seeking to obtain from the Company or Parent any damages that would have a Material Adverse Effect on Parent or the Company,
  (ii) seeking to compel the Company or Parent or any of their Affiliates to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as a result of the Merger or any of the other transactions contemplated by this Agreement, the Stockholder Agreement or the Contribution Agreement or (iii) which otherwise is reasonably likely to have a Material Adverse Effect on the Company, other than such suits, actions or proceedings which, in the reasonable opinion of both counsel to Parent and to the Company, are unlikely to result in an adverse judgement.

     (e) Stockholder Agreement and Contribution Agreement. Neither Bank One nor First USA shall have terminated the Stockholder Agreement or the Contribution Agreement (whether or not in accordance with the terms thereof) and neither Bank One nor First USA shall be in material breach thereof or shall have indicated its intention not to perform such party's obligations thereunder.

     (f) Accounting Matters Applicable to Bank One. The conditions set forth in Section 5.9 of the Contribution Agreement shall have been fulfilled or waived pursuant to the terms of the Contribution Agreement.

   Section 6.3. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger shall be subject to fulfillment of the following additional conditions, any of which, subject to Section 7.4, may be waived exclusively by the Company:

     (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified as to materiality shall be true and correct as of the date of the

  Closing and the representations and warranties that are not so qualified shall be true and correct in all material respects, in each case as though made on and as of the date of the Closing (except to the extent any such representation or warranty expressly speaks as of an earlier date); and the Company shall have received certificates signed on behalf of each of Parent and Merger Sub by an executive officer of each to such effect.

     (b) Performance of Obligations. Parent and Merger Sub shall have performed in all material respects each material obligation and agreement and shall have complied in all material respects with each material covenant required to be performed and complied with by either of them under this Agreement at or prior to the Effective Time; and the Company shall have received certificates signed on behalf of each of Parent and Merger Sub to such effect.


                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

   Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of the Company:

     (a) by mutual written consent of Parent and the Company;

     (b) by either Parent or the Company:

       (i) if the Merger shall not have been consummated prior to October 1, 1999; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party whose failure to perform any of its obligations under this Agreement results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty under this Agreement by such party; or

       (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger or the other transactions contemplated by this Agreement, the Stockholder Agreement or the Contribution Agreement and such order, decree or ruling or other action shall have become final and nonappealable;

     (c) by Parent or the Company in the event of a breach by the other (or Merger Sub, in the case of Parent) of any representation, warranty, covenant or other agreement contained in this Agreement which (i) would reasonably be expected to give rise to the failure of a condition set forth in Sections 6.2 (a) or (b) or 6.3 (a) or (b), as the case may be, and (ii) cannot be or has not been cured within 30 days after the giving of written notice of such breach to the Company;

     (d) by Parent if (i) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Parent its approval or recommendation of the Merger or this Agreement, or approved or recommended any Takeover Proposal (whether or not in compliance with Section 4.2) or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to take any of the foregoing actions; or

     (e) by the Company prior to receipt of the Company Stockholder Approval if (i) a Takeover Proposal constitutes a Superior Proposal, and (ii) the Board of Directors of the Company reasonably determines in good faith that the failure to terminate this Agreement and accept such Superior Proposal would be inconsistent with such Board's fiduciary duties to the Company and its stockholders or otherwise breach or violate applicable law (based on Legal Advice); provided, however, that this Agreement shall not terminate pursuant to this Section 7.1(e) unless (i) the Company has complied with all provisions of Section 4.2, including the notice provisions therein,
  (ii) simultaneously with such termination the Company has complied with the requirements of Section 5.3(b) relating to the payment (including the timing of any payment) of the Termination Fee to the extent required by
  Section 5.3(b) and (iii) simultaneously with such termination the Company enters into a definitive acquisition, merger or similar agreement to effect such Superior Proposal; and provided, further, that the Company may not terminate this Agreement pursuant to this
  Section 7.1(e) unless and until 120 hours have elapsed following delivery to Parent and Bank One of a written notice of such determination by the Board of Directors of the Company and during such 120 hours Parent has not informed the Company that it is willing to substantially match the terms and conditions of such Superior Proposal.

   The right of any party hereto to terminate this Agreement pursuant to this
Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers or directors, after the execution of this Agreement.

   Section 7.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Company, Parent, Merger Sub or their respective officers or directors (except for Section 2.5, 2.7, 3.23, the last sentence of Section 5.2,
Section 5.3, this Section 7.2 and Article VIII, all of which shall survive the termination); provided, however, that nothing contained in this Section 7.2 shall relieve any party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the material breach of any covenant contained in this Agreement.

   Section 7.3 Amendment. This Agreement may be amended by the parties hereto, at any time before or after Company Stockholder Approval (if required by law); provided, that (i) if the Company Stockholder Approval shall have been obtained, thereafter no amendment shall be made which by law requires further approval by such stockholders without such further approval and (ii) no amendment of this Agreement shall be made effective without the prior written consent of Bank One which consent shall not be unreasonably withheld. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

   Section 7.4 Extension; Waiver. At any time prior to the Effective Time and subject to in clause (ii) of Section 7.3, the parties hereto may to the extent legally allowed (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

   Section 8.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties and agreements (except those agreements referred to in the immediately following sentence in the event of the Merger or those agreements and matters referred to in Section 7.2 in the event of the termination of this Agreement in accordance with Section 7.1) in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement pursuant to Section 7.1, as the case may be. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time of the Merger.

   Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to an overnight courier or when telecopied (with a confirmatory copy sent by overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Parent or Merger Sub, to:

         First Data Corporation
         5660 New Northside Drive
         Suite 1400
         Atlanta, GA 30328
         Attention: General Counsel
         Facsimile No.: 770-857-0414

         and

         Sidley & Austin
         One First National Plaza
         Chicago, Illinois 60603
         Attention: Frederick C. Lowinger
                    Sherry S. Treston
         Facsimile No.: 312-853-7036

     (b) if to the Company, to:

         Paymentech, Inc.
         1601 Elm Street, 9th Floor
         Dallas, Texas 75201
         Attention: General Counsel
         Facsimile No.: 214-849-2068

         with a copy to:

         Skadden, Arps, Slate, Meagher Flom LLP
         919 Third Avenue
         New York, New York 10022
         Attention: Randall H. Doud, Esq.
                    Eric J. Friedman, Esq.
         Facsimile No.: 212-735-2000

     (c) if to Bank One, to:

         BANK ONE CORPORATION
         One First National Plaza
         Law Department
         Mail Suite 0287
         Chicago, Illinois 60670
         Attention: Daniel P. Cooney, Esq.
         Facsimile No.: 312-732-3596

   Section 8.3 Interpretation; Definitions. (a) When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

   (b) As used in this Agreement, the following terms have the meanings specified in this Section 8.3(b) and shall be equally applicable to both the singular and plural forms:

   "Bank Card Association" means Mastercard International, Inc., VISA U.S.A., Inc. or VISA International, Inc.

   "Bank Cards" means a credit card, charge card, debit card, stored value card or similar instrument that is issued by a licensee of a Bank Card Association.

   "Bank Holding Company Act" means the Bank Holding Company Act of 1956, as amended.

   "Card Associations" means (i) Bank Card Associations and (ii) Other Card companies (e.g. Discover, JCB, American Express, debit card networks or links) and any other card association or similar entity with whom the Company and/or any of its Subsidiaries may have a contract for processing and/or facilitating settlement of transaction media (including direct send contracts with Bank Card issuing banks) generated by holders of cards or similar instruments issued by licensees of such groups.

   "Cards" means Bank Cards and all Other Cards.

   "Change in Bank Control Act" means Section 18(c)(1)(A) of the Federal Insurance Corporation Act.

   "IRS" means the Internal Revenue Service.

   "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to the Company or Parent, as the case may be, any change or effect that is or would reasonably be expected (as far as can be foreseen at the time) to be materially adverse to the business, results of operations, or condition (financial or otherwise), of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole; provided, however, that the effects of changes that are generally applicable to the industries in which the Company operates or to the United States economy generally, or which result from the announcement of the transactions contemplated by this Agreement, shall be excluded from such determination.

   "Other Cards" shall include Discover, JCB, American Express, Diners Club, Carte Blanche and any other Card or similar instrument which may be issued by a debit card network or any other Card Association (or licensee thereof) other than Mastercard or Visa.

   "Subsidiary" means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent, Bank One or the Company, as the case may be (either alone or through or together with any other such Subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity.

   "Transaction Card" means a Card issued pursuant to a license from a Card Association for which the Company and/or any of its Subsidiaries currently provides service support.

   (c) The following terms shall have the meanings set forth for such terms in the Sections set forth below:

Term                                                              Section
----                                                              -------
"Affiliated Person".............................................. Section 3.22
"Agreement"...................................................... Preamble
"Alliance"....................................................... Recitals
"Bank One"....................................................... Recitals
"Banker Opinion"................................................. Section 4.2(a)
"Blue Sky Laws".................................................. Section 2.3
"Certificate of Merger".......................................... Section 1.3
"Certificates"................................................... Section 1.7(b)
"Closing"........................................................ Section 1.9
"Company"........................................................ Preamble
"Company Business Personnel"..................................... Section 3.15
"Company Charter"................................................ Section 1.5(a)
"Company Common Stock"........................................... Recitals

Term                                                             Section
----                                                             -------
"Company Foreign Benefit Plan".................................. Section 3.13(f)
"Company Letter"................................................ Section 3.2
"Company Merchant Contracts".................................... Section 3.20(c)
"Company Multiemployer Plan".................................... Section 3.13(a)
"Company Permits"............................................... Section 3.9
"Company Plan".................................................. Section 3.13(a)
"Company Preferred Stock"....................................... Section 3.3
"Company Representatives"....................................... Section 4.2(a)
"Company Restricted Stock Plan"................................. Section 3.3
"Company SEC Documents"......................................... Section 3.6
"Company Stock Option Plan"..................................... Section 3.3
"Company Stock Options"......................................... Section 3.3
"Company Stock Purchase Plan"................................... Section 3.3
"Company Stockholder Approval".................................. Section 2.4
"Compensation Agreements"....................................... Section 3.12
"Computerized Assets"........................................... Section 3.16
"Confidentiality Agreement"..................................... Section 5.2
"Constituent Corporations"...................................... Preamble
"Contribution Agreement"........................................ Recitals
"D&O Insurance"................................................. Section 5.8(b)
"DGCL".......................................................... Section 1.2
"Dissenting Shares"............................................. Section 1.6(d)
"Dissenting Stockholder"........................................ Section 1.6(d)
"Effective Time"................................................ Section 1.3
"Environmental Law"............................................. Section 3.19(a)
"Environmental Permit".......................................... Section 3.19(a)
"ERISA"......................................................... Section 3.13(a)
"ERISA Affiliate"............................................... Section 3.13(a)
"Exchange Act".................................................. Section 2.4
"First USA"..................................................... Recitals
"GAAP".......................................................... Section 3.14(a)
"Governmental Entity"........................................... Section 2.3
"Hazardous Substances".......................................... Section 3.19(a)
"Holdco"........................................................ Preamble
"HSR Act"....................................................... Section 2.3
"Intellectual Property Rights".................................. Section 3.16
"Legal Advice".................................................. Section 4.2(a)
"Liens"......................................................... Section 3.2
"Merger"........................................................ Recitals
"Merger Consideration".......................................... Recitals
"Merger Sub".................................................... Preamble
"Option Holder"................................................. Section 5.4(a)
"Parent"........................................................ Preamble
"Paying Agent".................................................. Section 1.7(a)
"Proxy Statement"............................................... Section 2.4
"Purchase Plan Option".......................................... Section 5.4(b)
"Real Estate"................................................... Section 3.17(b)
"Schedule 13e-3"................................................ Section 2.4
"SEC"........................................................... Section 2.4
"Securities Act"................................................ Section 3.6
"Shares"........................................................ Recitals

Term                                                             Section
----                                                             -------
"Software"...................................................... Section 3.16
"State Takeover Approvals"...................................... Section 2.3
"Stockholder Agreement"......................................... Recitals
"Stockholder Meeting"........................................... Section 5.1(a)
"Superior Proposal"............................................. Section 4.2(a)
"Surviving Corporation"......................................... Section 1.2
"Takeover Proposal"............................................. Section 4.2(a)
"Tax Return".................................................... Section 3.10
"Taxes"......................................................... Section 3.10
"Termination Fee"............................................... Section 5.3(b)
"Top 25 Customers".............................................. Section 3.20(a)

   Section 8.4 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

   Section 8.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement, except as provided in the last sentence of Section 5.2, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, except for the provisions of Sections 1.2 and 5.8 and except as expressly set forth in Sections 1.5, 1.7(a), 2.4, 4.2(b), 5.1, 5.5, 5.6, 5.9,
7.3 and 8.5 with respect to Bank One, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

   Section 8.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal or state court located in the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection based on forum non conveniens or any other objection to venue thereof, and (iv) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal or state court sitting in the State of Delaware.

   Section 8.7 Assignment. Subject to Section 1.2, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

   Section 8.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

   Section 8.9 Enforcement of this Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific wording or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, such remedy being in addition to any other remedy to which any party is entitled at law or in equity. Each party hereto waives any right to a trial by jury in connection with any such action, suit or proceeding.

   IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                                             FIRST DATA CORPORATION

                                             By: /s/ David J. Treinen
                                                -------------------------------
                                               Name: David J. Treinen
                                               Title:  Senior Vice President

                                             FB MERGING CORPORATION

                                             By: /s/ David J. Treinen
                                                -------------------------------
                                               Name: David J. Treinen
                                               Title:  Senior Vice President

                                             PAYMENTECH, INC.

                                             By: /s/ Pamela H. Patsley
                                                -------------------------------
                                               Name: Pamela H. Patsley
                                               Title:  President and Chief
                                            Executive Officer

                                                                      Exhibit C

     As of the Effective Time, the Company Charter shall be amended to read in its entirety as follows:

  First: The name of this corporation (hereinafter called the "Corporation") is

                               Paymentech, Inc.

  Second: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

  Third: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

  Fourth: The amount of the total authorized capital stock of this Corporation is Ten Dollars ($10.00) divided into 1,000 shares, par value $0.01 per share.

                                                                         ANNEX B

                             STOCKHOLDER AGREEMENT

   THIS STOCKHOLDER AGREEMENT (this "Agreement") is dated as of March 22, 1999, among First Data Corporation, a Delaware corporation ("FDC"), FDC Offer Corporation, a Delaware corporation and a direct wholly-owned subsidiary of FDC ("Holdco"), FB Merging Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Holdco ("Merger Sub"), BANK ONE CORPORATION, a Delaware corporation ("Bank One"), and First USA Financial, Inc., a Delaware corporation and wholly-owned subsidiary of Bank One ("First USA").

                              W I T N E S S E T H:

   WHEREAS, concurrently herewith, FDC, Merger Sub and Paymentech, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger, a form of which is appended hereto as Exhibit A (as such agreement may hereafter be amended from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged into the Company (the "Merger").

   WHEREAS, the Merger Agreement contemplates that Merger Sub will be merged into the Company, upon the terms and subject to the conditions set forth therein, and pursuant to which each of the issued and outstanding shares, par value $.01 per share, of common stock of the Company (the "Company Common Stock") not owned directly or indirectly by Parent, Bank One, the Company or any of their Subsidiaries (including, without limitation, Merger Sub) (other than such shares held by Parent, Bank One, the Company or any of their Subsidiaries in a fiduciary, collateral, custodial or similar capacity which will be converted) will be converted into the right to receive the Merger Consideration;

   WHEREAS, First USA Beneficially Owns (as defined herein) 19,979,081 shares of the Company Common Stock (all such shares so owned and which may hereafter be acquired by First USA prior to the termination of this Agreement, whether by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or otherwise, being referred to herein as the "First USA Shares");

   WHEREAS, the Merger Agreement contemplates that First USA shall, in a tax-free exchange pursuant to Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"), contribute the Company Common Stock owned by it to Holdco and Holdco will make a capital contribution of such Company Common Stock to Merger Sub;

   WHEREAS, contemporaneously with the First USA contribution, FDC shall contribute sufficient cash to pay the aggregate Merger Consideration to Holdco and Holdco will make a capital contribution of such cash to Merger Sub;

   WHEREAS, concurrently herewith, FDC and Bank One are entering into a Contribution Agreement (the "Contribution Agreement"), which provides that following the Merger, FDC and Bank One will, through Holdco, cause substantially all of the assets and liabilities and business of the Company, as the Surviving Corporation, to be contributed to Bank One Payment Services L.L.C., a Delaware limited liability company and an alliance between wholly-owned subsidiaries of FDC and Bank One (the "Alliance"), in exchange for a membership interest in the Alliance;

   WHEREAS, as an inducement and a condition to entering into the Merger Agreement, FDC and Merger Sub have required that each of Bank One and First USA agree, and each of Bank One and First USA has agreed, to enter into this Agreement.

   NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements contained herein, the parties hereby agree as follows:

  1. Agreement to Vote: Restriction on Transfer. Proxies and Non-Interference.

    (a) First USA hereby agrees that during the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms, at any meeting of the holders of the Company Common Stock, however called, or in connection with any written consent of the holders of the Company Common Stock, First USA shall vote (or cause to be voted) the First USA Shares, (i) in favor of adoption of the Merger Agreement and the approval of the Merger, all other transactions contemplated thereby, and any actions required in furtherance thereof and hereof; (ii) against any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, or prevent the Merger or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its subsidiaries under the Merger Agreement or this Agreement; and (iii) except as specifically requested in writing in advance by FDC or as permitted pursuant to the terms of the Merger Agreement, against the following actions (other than the Merger and the transactions contemplated by or required to implement the Merger Agreement, this Agreement and the Contribution Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries or affiliates; (B) a sale, lease, transfer or disposition by the Company or any of its subsidiaries of any assets outside the ordinary course of business or any assets which in the aggregate are material to the Company and its subsidiaries taken as a whole, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries or affiliates; (C)(1) any change in the management of the Company or any of its subsidiaries or in a majority of the persons who constitute the board of directors of the Company or any of its subsidiaries; (2) any change in the present capitalization of the Company or any of its subsidiaries or any amendment of the Company's charter or by-laws or the charter or by-laws of any of its subsidiaries; (3) any other material change in the Company's or any of its subsidiaries' corporate structure or business; or (4) any other action that, in the case of each of the matters referred to in clauses (C)(1), (2) or
(3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the Merger or the transactions contemplated by this Agreement, the Contribution Agreement and the Merger Agreement. Neither Bank One nor First USA shall enter into any agreement or understanding with any Person (as defined herein) the effect of which would be inconsistent with or violative of the provisions and agreements contained in this Agreement.

    (b) First USA shall not, directly or indirectly: (i) tender the First USA Shares in any tender offer for the Company Common Stock; (ii) except as contemplated by this Agreement, the Contribution Agreement or the Merger Agreement, otherwise offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the First USA Shares or any interest therein; (iii) grant any proxies or powers of attorney, deposit any First USA Shares into a voting trust or enter into a voting agreement with respect to any First USA Shares; or (iv) take any action that would make any representation or warranty of First USA contained herein that is qualified by materiality untrue or incorrect in any respect or any representation or warranty of First USA contained herein that is not so qualified untrue or incorrect in any material respect or have the effect of preventing or disabling First USA from performing First USA's obligations under this Agreement.

    (c) So long as this Agreement remains in effect, each instrument or certificate evidencing or representing First USA Shares shall bear a legend substantially to the following effect:

     "The shares of Common Stock represented by this certificate are subject to the transfer and other restrictions stated in a Stockholder Agreement dated as of March 22, 1999, a copy of which is on file at the office of the Assistant Secretary of BANK ONE CORPORATION."

    (d) First USA agrees with, and covenants to, FDC that First USA shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the First USA Shares, unless such transfer is made in compliance with this Agreement.

   2. Waiver of Appraisal and Dissenter's Rights. First USA hereby irrevocably waives any rights of appraisal or rights to dissent from the Merger that it may have.

   3. Schedule 13e-3. FDC, Holdco, Merger Sub, Bank One and First USA shall, in accordance with the rules and regulations of the SEC, file with the SEC a Rule 13e-3 Transaction Statement (such Rule 13e-3 Transaction Statement, as amended from time to time, the "Rule 13e-3 Transaction Statement"), with respect to the Merger Agreement and the Contribution Agreement, and such parties shall cause to be disseminated the information contained therein to holders of the shares of the Company Common Stock as and to the extent required by the applicable rules and regulations of the SEC. Each of the parties hereto agrees promptly to correct any information provided by it for use in the Rule 13e-3 Transaction Statement if and to the extent that such information shall have become false or misleading in any material respect, and such parties further agree to take all steps necessary to cause the Rule 13e-3 Transaction Statement as so corrected to be filed with the SEC and the information contained in such corrected filing to be disseminated to holders of shares of the Company Common Stock, in each case as and to the extent required by the applicable rules and regulations of the SEC. FDC and its counsel shall be given reasonable opportunity to review and comment on the Rule 13e-3 Transaction Statement prior to its filing with the SEC or dissemination to the stockholders of the Company. Bank One and First USA agree to provide FDC and its counsel any comments Bank One, First USA or their counsel may receive from the SEC or its staff with respect to the Rule 13e-3 Transaction Statement promptly after the receipt of such comments and to cooperate with FDC and its counsel in responding to any such comments. The parties hereto jointly agree to cause the Rule 13e-3 Transaction Statement to comply as to form in all material respects with the requirements of the Exchange Act and to allow the Company to rely upon such agreement to do so.

   4. No Solicitation. (a) Other than with respect to the Excluded Assets, Bank One and its affiliates shall immediately cease existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries.

   (b) Bank One and First USA shall not, nor shall they authorize or permit any of their affiliates or any director, officer, employee, financial advisor, attorney or other advisor or representative of any of the foregoing to, directly or indirectly: (i) solicit, initiate or encourage any inquiries or the making or implementation of any Takeover Proposal; (ii) make or implement or participate in the making or implementation of any Takeover Proposal; (other than an agreement conditioned upon the concurrent exercise by the Company, provided that concurrently with the effectiveness of such agreement, the Company exercises the termination right set forth in Section 7.1(e) of the Merger Assignment) (iii) enter into any agreement with respect to or approve or recommend any Takeover Proposal; or (iv) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to the Company or any of its Subsidiaries in connection with, or take any other action that may reasonably be expected to lead to any Takeover Proposal. Notwithstanding the foregoing, nothing in this Section 4(b) shall prohibit any affiliate of Bank One or First USA (i) from providing shareholder or proxy services in the ordinary course of business of such affiliate or (ii) to the extent such affiliate is acting in a fiduciary capacity, from taking actions directed by one or more of the beneficiaries or other legal representatives involved in the fiduciary relationship or as is otherwise required by reason of the fiduciary relationship. Any action taken by the Company or any member of the Board of Directors of the Company in accordance with Section 4.2 of the Merger Agreement shall be deemed not to violate this Section 4.

   (c) If at any time Bank One or any of its affiliates (other than the Company and its Subsidiaries) is approached (without any joint or related approach to the Company or any of its Subsidiaries) by any Person concerning its participation in a transaction involving any of the assets, businesses or securities of the Company or any subsidiary thereof (other than with respect to the Excluded Assets), Bank One will promptly inform FDC of the nature of such contact and the parties thereto and provide a copy of any such written proposal and a summary of any oral proposal (including the material terms and conditions of such proposal) to FDC immediately after receipt thereof. Notwithstanding the foregoing, nothing in this Section 4(c) shall require any affiliate of Bank One to provide any notification referred to in the preceding sentence if (i) such affiliate's participation in such transaction is limited to the provision of shareholder or proxy services in the ordinary course of business of such affiliate or (ii) if such affiliate is acting in a fiduciary capacity and such participation in such transaction is directed by one or more of the beneficiaries or other legal representatives involved in the fiduciary relationship or as is otherwise required by reason of the fiduciary relationship.

   5. Representations and Warranties by Bank One and First USA. Each of Bank One and First USA hereby represents and warrants to FDC, Holdco and Merger Sub as of the date hereof and as of the Closing as follows:

     (a) Ownership of Shares. First USA is the record and Beneficial Owner of the First USA Shares and the First USA Shares constitute all of the shares of the Company Common Stock owned of record by First USA other than Shares Beneficially Owned by First USA or Bank One in a fiduciary, custodial, collateral or similar capacity. First USA owns the First USA Shares free and clear of all liens, claims, charges, security interests, mortgages or other encumbrances, and the First USA Shares are subject to no rights of first refusal, put rights, other rights to purchase or encumber the First USA Shares, or to any agreements other than this Agreement as to the encumbrance or disposition of the First USA Shares. First USA has sole voting power and sole power to issue instruction with respect to the matters set forth in Section 1 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the First USA Shares, with no limitations, qualifications or restrictions on such rights.

     (b) Power; Binding Agreement. Each of Bank One and First USA is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to execute, deliver and perform all of its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by each of Bank One and First USA, and the consummation of the transactions contemplated hereby, has been or will be duly authorized by all necessary corporate action on the part of Bank One and First USA and no other corporate proceedings on the part of Bank One or First USA or their respective Board of Directors are or will be necessary to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Bank One and First USA and constitutes a valid and binding agreement of each of Bank One and First USA, enforceable against each of Bank One and First USA in accordance with its terms, except as such enforceability may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and except as the availability of equitable remedies may be limited by the application of general principles of equity (regardless of whether such equitable principles are applied in a proceeding at law or in equity).

     (c) No Conflicts. Except for filings, permits, authorizations, consents and approvals as may be required under the HSR Act and the SEC with respect to the Rule 13E-3 Transaction Statement, no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by Bank One or First USA and the consummation by Bank One and First USA of the transactions agreed to in this Agreement and none of the execution or delivery of this Agreement by Bank One and First USA, the consummation by Bank One and First USA of the transactions agreed to in this Agreement or compliance by Bank One and First USA with any of the provisions hereof shall (i) conflict with, violate, result in a breach of, or constitute a default under the charter or by-laws of Bank One or First USA, (ii) conflict with (A) any Court Order to which Bank One or First USA is a party or by which Bank One or First USA is bound or (B) any Requirements of Law affecting Bank One or First USA, other than for any such conflicts, violations, breaches or defaults that individually or in the aggregate would not have a material adverse effect on Bank One, or (iii) conflict with or violate in any material manner or result in any material breach of, or constitute a material default under any material voting agreement, shareholder agreement or voting trust or any material note, instrument, agreement, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which Bank One or First USA is a party or by which Bank One or First USA or, to the best of Bank One's or First USA's knowledge, any of Bank One's or First USA's properties or assets may be bound. This Agreement hereby supersedes all prior agreements to which Bank One or First USA is a party with respect to Bank One's or First USA's Shares.

     (d) No Finder's Fees. No broker, investment banker, financial adviser or other Person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission from First USA or Bank One in connection with the transactions contemplated by the Merger Agreement, this Agreement or the Contribution Agreement based upon arrangements made by or on behalf of Bank One or First USA.

   6. Representations and Warranties by FDC, Holdco and Merger Sub.

   (a) Power; Binding Agreement. Each of FDC, Holdco and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by each of FDC, Holdco and Merger Sub, and the consummation of the transactions contemplated hereby, has been duly authorized by all necessary corporate action on the part of FDC, Holdco and Merger Sub. This Agreement has been duly and validly executed and delivered by each of FDC, Holdco and Merger Sub and constitutes a valid and binding agreement of each of FDC, Holdco and Merger Sub, enforceable against each of FDC, Holdco and Merger Sub in accordance with its terms, except as such enforceability may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and except as the availability of equitable remedies may be limited by the application of general principles of equity (regardless of whether such equitable principles are applied in a proceeding at law or in equity).

   (b) No Conflicts. Except for filings, permits, authorizations, consents and approvals as may be required under the HSR Act and with the SEC with respect to the Rule 13e-3 Transaction Statement, no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by FDC, Holdco or Merger Sub and the consummation by FDC, Holdco and Merger Sub of the transactions contemplated hereby and none of the execution or delivery of this Agreement by FDC, Holdco or Merger Sub, the consummation by FDC, Holdco and Merger Sub of the transactions contemplated hereby or compliance by FDC, Holdco and Merger Sub with any of the provisions hereof shall (i) conflict with, violate, result in a breach of, or constitute a default under the charter or by-laws of FDC, Holdco or Merger Sub, (ii) conflict with (A) any Court Order to which FDC, Holdco or Merger Sub is a party or by which FDC, Holdco or Merger Sub is bound or (B) any Requirements of Law affecting FDC, Holdco or Merger Sub, other than for any such conflicts, violations, breaches or defaults that individually or in the aggregate would not have a material adverse effect on FDC, or (iii) conflict with or violate in any material manner or result in any material breach of, or constitute a material default under any material voting agreement, shareholder agreement, voting trust, note, instrument, agreement, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which FDC, Holdco or Merger Sub is a party or by which FDC, Holdco or Merger Sub or, to the best of FDC's, Holdco's or Merger Sub's knowledge, any of FDC's, Holdco's or Merger Sub's properties or assets may be bound.

   (c) No Finder's Fees. No broker, investment banker, financial adviser or other Person, other than Morgan Stanley Dean Witter & Co., the fees and expenses of which will be paid by FDC, is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of FDC, Holdco or Merger Sub.

   7. Further Assurances. From time to time, at FDC's request and without further consideration, First USA agrees to execute and deliver such additional documents and take such further lawful action as may be necessary or desirable to consummate and make effective, and to cause the Company to consummate and make effective the transactions provided for in this Agreement, it being understood and agreed that First USA shall not be required hereunder to make any payment (other than customary administrative and processing fees and reasonable legal expenses), commence litigation or agree to any material agreements in connection with the foregoing.

   8. Actions Taken Prior to Consummation of the Merger. (a) Each of the parties hereto shall take, or cause to be taken, the actions when and as contemplated by Section 1.1 of the Merger Agreement to be taken by such party; provided, however that the obligation of First USA to contribute shares of Company Common Stock owned by it to Holdco shall be subject to the receipt by First USA of a written opinion of Wachtell, Lipton, Rosen & Katz to the effect that such contribution and the receipt of ownership interests in Holdco by First USA shall constitute a transaction qualifying under Section 351 of the Code. The stockholder agreement relating to the governance of Holdco and the Company described therein will be in the form attached hereto as Exhibit B. The total number of shares of common stock to be issued to FDC and First USA in exchange for their respective contributions to Holdco as contemplated by such
Section 1.1 will be in an amount to be agreed upon between First USA and FDC and will be allocated in the following percentages: (A) to First USA, the percentage (the "First USA Percentage") obtained by dividing (i) the total number of shares of Company Common Stock which are contributed by First USA to Holdco in accordance with Section 1.1 of the Merger Agreement and Section 8 of this Agreement by (ii) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time; and (B) to FDC, the percentage obtained by subtracting the First USA percentage from 100%. The parties hereto agree to cause Merger Sub to cause all shares of the Company Common Stock owned by it to be voted in approval of the Merger.

   (b) Bank One, as lender under that certain Credit Agreement, dated February 18, 1999, between Bank One and the Company, hereby grants all consents required to be obtained by the Company pursuant to such Credit Agreement in connection with the transactions contemplated by this Agreement, the Merger Agreement and the Contribution Agreement.

   9. Actions Taken After Consummation of the Merger.

   (a) Each of the parties hereto will take all steps reasonably necessary to cause the consummation of the transactions contemplated by the Contribution Agreement.

  (b) Each of the parties hereto agree to cause the Surviving Corporation to comply with the covenants set forth in Section 5.8 of the Merger Agreement.

  (c) FDC, Bank One and First USA shall take actions necessary to cause the Board of Directors of the Surviving Corporation, immediately after the Effective Time and until the closing of the transactions contemplated by the Contribution Agreement occurs, to consist of nine members, five of whom will be designated by Bank One and four of whom will be designated by FDC. After the Closing (as defined in the Contribution Agreement) Bank One and First USA shall take actions necessary to cause the Board of Directors of the Surviving Corporation to consist of four members, two of whom will be designated by Bank One and two of whom will be designated by FDC.

  (d) Following any payment by the Surviving Corporation in respect of Dissenting Shares pursuant to Section 262 of the DGCL (excluding any Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under
Section 262 of the DGCL), FDC shall pay to the Surviving Corporation, as a capital contribution (but without the issuance of any additional shares of capital stock), an amount, in respect of each such Dissenting Share, equal to the amount paid by the Surviving Corporation in respect of such Dissenting Share; provided, however, that at such time as the aggregate amount paid to the Surviving Corporation pursuant to this sentence is equal to the sum of (i) the product obtained by multiplying the number of Dissenting Shares in respect of which payment is made multiplied by the Merger Consideration and (ii) $2 million, then any payments thereafter made by FDC pursuant to this sentence shall be limited to an amount per Share equal to the Merger Consideration. Following any payment by the Surviving Corporation in respect of Dissenting Shares that are held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under Section 262 of the DGCL but as to which Shares a contribution of cash to Holdco by Parent was not made pursuant to Section 1.1 of the Merger Agreement, FDC shall pay to the Surviving Corporation, as a capital contribution (but without the issuance of any additional shares of capital stock), an amount, in respect of each such Share, equal to the Merger Consideration.

  (e) The parties acknowledge and agree that the Surviving Corporation shall bear the financial responsibility for amounts required to be paid in respect of the Company Stock Options pursuant to Section 5.4 of the Merger Agreement.

   10. Termination. Except as otherwise provided herein, the covenants and agreements contained herein shall terminate and have no further force or effect upon the earliest of (i) the written consent of the parties hereto, (ii) termination of the Merger Agreement in accordance with its terms (including, without limitation, termination of the Merger Agreement by the Company pursuant to Section 7.1(e) of the Merger Agreement), (iii) failure to receive the opinion required under Section 8 hereof, (iv) the consummation of the transactions contemplated by the Contribution Agreement, and (v) the termination of the Contribution Agreement in accordance with its terms. No termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement.

   11. Miscellaneous.

  (a) Certain Definitions. Capitalized terms used herein and not defined herein shall have the respective meanings assigned to them in the Merger Agreement. As used in this Agreement, the following capitalized terms shall have the following meanings:

    (i) "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing, but excluding securities held in a fiduciary, custodial, collateral or similar capacity. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" as within the meanings of Section 13(d)(3) of the Exchange Act.

    (ii) "Court Order" has the meaning assigned to it in the Contribution Agreement.

    (iii) "Excluded Assets" has the meaning assigned to it in the Contribution Agreement.

    (iv) "Person" means any general partnership, limited partnership, corporation, limited liability company, joint venture, trust, business trust, governmental agency, cooperative, association, individual or other entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person as the context may require.

    (v) "Requirements of Law" has the meaning assigned to it in the Contribution Agreement.

    (vi) "Subsidiary" or "subsidiaries" of FDC, Holdco, Merger Sub, Bank One, First USA or any other Person means any corporation, partnership, limited liability company, association, trust, unincorporated association or other legal entity of which FDC, Holdco, Merger Sub, Bank One, First USA or any such other Person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the capital stock the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.


   (b) Entire Agreement. This Agreement, the Contribution Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

   (c) Certain Events. Bank One and First USA agree that this Agreement, the Contribution Agreement and the obligations hereunder shall attach to the First USA Shares and shall be binding upon any Person or entity to which legal or beneficial ownership of the First USA Shares shall pass, whether by operation of law or otherwise. Notwithstanding any transfer of the First USA Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

   (d) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties, provided that FDC may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of FDC, but no such assignment shall relieve FDC of its obligations hereunder if such assignee does not perform such obligations.

   (e) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the relevant parties hereto.

   (f) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be addressed to the respective parties at the following addresses:

        If to Bank One or First USA:

               BANK ONE CORPORATION
               One First National Plaza
               Law Department
               Mail Suite 0287
               Chicago, Illinois 60670
               Attention: Daniel P. Cooney
               Facsimile No.: (312) 732-3596

        with a copy to:

               First USA Financial, Inc.
               3 Christiana Centre
               201 Walnut Street
               10th Floor
               Wilmington, Delaware 19801
               Attention: Phillip L. Weaver
               Facsimile No.: (302) 985-8433

        If to FDC, Holdco or Merger Sub:

               First Data Corporation
               5660 New Northside Dr.
               Suite 1400
               Atlanta, GA 30328
               Attention: General Counsel
               Facsimile No.: (770) 857-0414

        with a copy to:

               Sidley & Austin
               One First National Plaza
               Chicago, IL 60603
               Attention: Frederick C. Lowinger
                       Sherry S. Treston

               Facsimile No.: (312) 853-7036
or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

   (g) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

   (h) Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

   (i) Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

   (j) No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

   (k) No Third Party Beneficiaries. This Agreement, except as expressly set forth in Section 3 with respect to the Company, is not intended to be for the benefit of, and shall not be enforceable by, any Person who is not a party hereto.

   (l) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts and laws thereof.

   (m) Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

   (n) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same Agreement.

   (o) Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be for the account of the party incurring such costs and expenses.

   IN WITNESS WHEREOF, FDC, Holdco, Merger Sub, Bank One and First USA have caused this Agreement to be duly executed as of the day and year first above written.

                                             FIRST DATA CORPORATION

                                             By /s/ David J. Treinen
                                                -------------------------------
                                               Name: David J. Treinen
                                               Title: Senior Vice President

                                             FDC OFFER CORPORATION

                                             By /s/ David J. Treinen
                                                -------------------------------
                                               Name: David J. Treinen
                                               Title: Senior Vice President

                                             FB MERGING CORPORATION

                                             By /s/ David J. Treinen
                                                -------------------------------
                                               Name: David J. Treinen
                                               Title: Senior Vice President

                                             BANK ONE CORPORATION

                                             By /s/ Richard J. Lehmann
                                                -------------------------------
                                               Name: Richard J. Lehmann
                                               Title: President and Chief
                                            Operating Officer

                                             FIRST USA FINANCIAL, INC.

                                             By /s/ Phillip L. Weaver
                                                -------------------------------
                                               Name: Phillip L. Weaver
                                               Title: Executive Vice President
                                                    Strategic Planning

                                                                         ANNEX C

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                             CONTRIBUTION AGREEMENT

                           dated as of March 22, 1999

                                    BETWEEN

                             FIRST DATA CORPORATION

                                      AND

                              BANK ONE CORPORATION


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

 Section                                                                  Page
 -------                                                                  ----
                                   ARTICLE I

                                  DEFINITIONS

  1.1.   Definitions....................................................  C-1
  1.2.   Interpretation.................................................  C-2

                                   ARTICLE II

                            PRELIMINARY TRANSACTIONS

  2.1.   Divestiture of Excluded Assets.................................  C-2
  2.2.   Subsidiaries of Alpha..........................................  C-2

                                  ARTICLE III

                                    CLOSING

  3.1.   Time and Place of Closing......................................  C-2
  3.2.   Execution and/or Amendment of Agreements.......................  C-2
  3.3.   Contribution of Specified Assets and Liabilities...............  C-3
  3.4.   Alpha Deliveries...............................................  C-3
  3.5.   Alliance Deliveries............................................  C-3
  3.6.   Other Deliveries...............................................  C-3
  3.7.   Consents to Assignment.........................................  C-3
  3.8.   Closing Costs; Transfer Fees...................................  C-4

                                   ARTICLE IV

                CONTRIBUTION OF ASSETS AND LIABILITIES OF ALPHA

  4.1.   Contribution Assets............................................  C-4
  4.2.   Excluded Assets................................................  C-5
  4.3.   Assumed Liabilities............................................  C-5
  4.4.   Excluded Liabilities...........................................  C-5

                                   ARTICLE V

                             CONDITIONS TO CLOSING

  5.1.   Illegality, Etc. ..............................................  C-5
  5.2.   Litigation.....................................................  C-5
  5.3.   Consents and Approvals.........................................  C-6
  5.4.   Merger.........................................................  C-6
  5.5.   Other Agreements...............................................  C-6
  5.6.   Divestiture of Unrelated Assets................................  C-6
  5.7.   Resolutions, Certificates, Etc. ...............................  C-6
  5.8.   Opinions of Counsel............................................  C-6
  5.9.   Accounting.....................................................  C-7

                                   ARTICLE VI

                         REPRESENTATIONS AND WARRANTIES

         Representations and Warranties of Bank One and Bank One
  6.1.   Affiliates.....................................................  C-7
  6.2.   Representations and Warranties of FDC and FDC Affiliates.......  C-9

 Section                                                                    Page
 -------                                                                    ----

                                  ARTICLE VII

 SCHEDULES OF ALPHA ASSETS AND LIABILITIES................................. C-10

                                  ARTICLE VIII

                             ADDITIONAL AGREEMENTS

  8.1.   Reasonable Access................................................  C-10
  8.2.   Accuracy of Representations and Warranties.......................  C-10
  8.3.   Efforts to Consummate............................................  C-10
  8.4.   No Public Announcement...........................................  C-11
  8.5.   Notices..........................................................  C-11
  8.6    Notification of Certain Matters..................................  C-12
  8.7.   Card Association Approvals.......................................  C-12
  8.8.   Related Party Transactions.......................................  C-12
  8.9.   Operations Prior to Closing Date.................................  C-12
  8.10.  Intercompany Agreements..........................................  C-12
  8.11.  Cooperation on Debt..............................................  C-12
  8.12.  Certain Fees.....................................................  C-13

                                   ARTICLE IX

                                EMPLOYEE MATTERS

  9.1.   Employment of Alpha Employees....................................  C-13
  9.2.   Maintenance of Employee Benefits Plans...........................  C-13
  9.3.   Bonuses..........................................................  C-13
  9.4.   Vacation and Sick Leave..........................................  C-13
  9.5.   Workers' Compensation............................................  C-13
  9.6.   Employees of Alliance Members....................................  C-13

                                   ARTICLE X

                   INDEMNIFICATION; PAYMENT OF CERTAIN COSTS

 10.1.   Indemnification by FDC...........................................  C-14
 10.2.   Indemnification by Bank One......................................  C-14
 10.3.   Notice of Claims.................................................  C-14
 10.4.   Third Person Claims..............................................  C-14
 10.5.   Limitation.......................................................  C-15

                                   ARTICLE XI

                                  TERMINATION

 11.1.   Termination......................................................  C-15
 11.2.   Notice of Termination............................................  C-15
 11.3.   Effect of Termination............................................  C-15

 Section                                                                    Page
 -------                                                                    ----

                                  ARTICLE XII

                            MISCELLANEOUS PROVISIONS

 12.1.   Counterparts.....................................................  C-16
 12.2.   Entire Agreement.................................................  C-16
 12.3.   Partial Invalidity...............................................  C-16
 12.4.   Amendment........................................................  C-16
 12.5.   Governing Law....................................................  C-16
 12.6.   Waiver...........................................................  C-16
 12.7.   Further Assurances...............................................  C-16
 12.8.   Expenses.........................................................  C-16
 12.9.   Survival of Obligations..........................................  C-17
 12.10.  Successors and Assigns...........................................  C-17
 12.11.  Confidential Nature of Information...............................  C-17
 12.12.  Informal Dispute Resolution......................................  C-17
 12.13.  Arbitration......................................................  C-18
 12.14.  Judicial Procedure...............................................  C-19
 12.15.  Amendment of Alliance Agreement..................................  C-19

                                    ANNEXES

 ANNEX I   --Definitions

                                    EXHIBITS

 EXHIBIT A --Form of Operating Agreement
 EXHIBIT B --Related Party Transactions
 EXHIBIT C --List of Schedules
 EXHIBIT D --Knowledge of Bank One
 EXHIBIT E --Other Alliances
 EXHIBIT F --Intentionally Omitted
 EXHIBIT G --Form of Revised Processing Agreement--Additional Terms

                             CONTRIBUTION AGREEMENT

   THIS CONTRIBUTION AGREEMENT, dated as of March 22, 1999 (this "Agreement"), between First Data Corporation, a Delaware corporation ("FDC"), and BANK ONE CORPORATION, a Delaware corporation ("Bank One").

                                  WITNESSETH:

   WHEREAS, First Data Merchant Services Corporation, a Florida corporation ("FDMS") and wholly owned subsidiary of FDC (successor to Card Establishment Services, Inc.), First Data Resources Inc., a Delaware corporation ("FDR") and wholly owned subsidiary of FDC, and Banc One POS Services Corporation, an Ohio corporation ("Banc One POS") and wholly owned subsidiary of Bank One, entered into an Alliance Agreement dated June 15, 1995, as amended on January 10, 1996 (the "Alliance Agreement");

   WHEREAS, FDMS, Banc One POS, and Banc One Payment Services L.L.C., a Delaware limited liability company (the "Alliance") have entered into a Limited Liability Company Agreement dated January 10, 1996, as amended on December 31, 1996 (the "Formation Agreement");

   WHEREAS, Bank One, through its wholly-owned subsidiary, First USA Financial, Inc., a Delaware corporation ("FUSA"), holds approximately 55% of the issued and outstanding common stock of Paymentech, Inc., a Delaware corporation ("Alpha");

   WHEREAS, FDC proposes to negotiate and enter into, or cause an Affiliate to enter into, an agreement of merger (the "Merger Agreement") with Alpha pursuant to which all the issued and outstanding common stock of Alpha not owned, directly or indirectly, by Bank One will be acquired by such Affiliate (the "Merger"), and FDC and Bank One propose to negotiate and enter into, or cause an Affiliate to enter into a stockholders agreement (the "Stockholders Agreement") governing certain actions of FDC, Bank One and/or certain of their Affiliates relative to Alpha and certain Affiliates of Alpha;

   WHEREAS, following the Merger, FDC and Bank One desire to cause the assets and liabilities and business operations of Alpha to be contributed to the Alliance in exchange for a Membership Interest, as defined in the Operating Agreement (as defined herein), in the Alliance;

   WHEREAS, upon the Closing, as hereinafter defined, FDC and Bank One shall cause the members of the Alliance, including Alpha, to enter into an amended and restated limited liability company agreement (the "Operating Agreement") in the form attached hereto as Exhibit A;

   WHEREAS, in recognition of the additional capabilities that the Alliance will have upon the contribution to the Alliance of the assets and business of Alpha, upon the Closing, FDC and Bank One shall cause the Alliance and FDMS to execute an amended and restated processing agreement (the "Revised Processing Agreement") in the form of the agreement dated as of March 22, 1999 between FDMS and Paymentech Merchant Services, Inc., except for such changes necessary to reflect the appropriate parties thereto and except as described on Exhibit G attached hereto;

   NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

   1.1. Definitions. In this Agreement, unless the context shall otherwise require, the capitalized terms used herein shall have the respective meanings specified or referred to in Annex I hereto, which is incorporated by reference herein. Each agreement referred to in Annex I shall mean such agreement as amended, supplemented and modified from time to time to the extent permitted by the applicable provisions thereof and hereof.

   1.2. Interpretation. Each definition contained or referred to in this Agreement includes the singular and the plural, and reference to the neuter gender includes the masculine and feminine where appropriate. References to any statute or regulation means such statute or regulations as amended at the time and includes any successor legislation or regulations. The headings to the Articles and Sections are for convenience of reference and shall not affect the meaning or interpretation of this Agreement. Except as otherwise stated, reference to Articles, Sections, Exhibits and Schedules means the Articles, Sections, Exhibits and Schedules of this Agreement. The Exhibits and Schedules are hereby incorporated by reference into and shall be deemed a part of this Agreement.

                                   ARTICLE II

                            PRELIMINARY TRANSACTIONS

   2.1. Divestiture of Excluded Assets. Upon the terms and subject to the conditions of this Agreement, Bank One and FDC shall cause the spin-off, sale or other disposition of the capital stock or, at the election of Bank One, the assets and liabilities of First USA Financial Services, Inc., a Utah industrial loan company ("FUFSI"), and the capital stock of Message Media, Inc., a Delaware corporation ("Message Media"). With respect to FUFSI, such spin-off, sale or divestiture shall occur promptly following the consummation of the Merger and in any event prior to the Closing Date unless such spin-off, sale or other disposition shall have been previously effected with the consent of FDC. With respect to Message Media, such spin-off, sale or divestiture shall occur as soon as practical after the date hereof and in any event prior to the Closing Date. Such spin-off, sale or other disposition of FUFSI shall be for a net aggregate consideration to Alpha as shall be mutually agreed upon by FDC and Bank One or, if FDC and Bank One are not able to agree, for such net aggregate consideration as shall be determined pursuant to the Appraisal Procedure. Such spin-off, sale or other disposition of Message Media shall be for a net aggregate consideration to Alpha realized from the sale of such stock in the open market.

   2.2. Subsidiaries of Alpha. Upon the terms and subject to the conditions of this Agreement, unless Bank One and FDC shall mutually agree to the contrary, Bank One and FDC shall make appropriate mutually agreeable arrangements to retain the Subsidiaries of Alpha in existence as Subsidiaries of Alpha after the Closing or, if mutually agreed, to merge or otherwise combine one or more such Subsidiaries into or with one or more other such Subsidiaries, and in each case thereafter cause the assets, liabilities and business of each surviving Subsidiary to be contributed (directly or indirectly) to the Alliance in exchange for a Membership Interest, as defined in the Operating Agreement, in the Alliance. References herein to Alpha shall, where appropriate, be deemed to be references to Alpha and each surviving Subsidiary of Alpha.

                                  ARTICLE III

                                    CLOSING

   3.1. Time and Place of Closing. Subject to the terms and conditions set forth herein, the closing of the transactions contemplated hereby (the "Closing") shall take place at 10:00 a.m. central time on the third Banking Day following the satisfaction of the closing conditions specified in Article V or such later date as may be agreed upon by the parties hereto after the conditions set forth in Article V have been satisfied or waived,(the "Closing Date"), at the offices of Sidley & Austin, Chicago, Illinois, or at such other time and place as the parties hereto shall agree. All of the actions scheduled in this Agreement for the Closing Date taken or occurring on the Closing Date shall be deemed to occur simultaneously thereon.

   3.2. Execution and/or Amendment of Agreements. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Bank One and FDC, respectively, shall cause each of the agreements listed in Section 5.5 to be executed and delivered by the appropriate parties thereto.

   3.3. Contribution of Specified Assets and Liabilities. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, FDC and Bank One, respectively, shall cause the Contributed Assets and the Assumed Liabilities to be transferred to the Alliance as set forth in Article IV and shall cause the Alliance to assume all such Assumed Liabilities.

   3.4. Alpha Deliveries. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Bank One and FDC, respectively, shall cause Alpha to deliver to the Alliance all of the following:

     (a) Certified copies of resolutions of the stockholders and the Board of Directors of Alpha authorizing the transactions contemplated hereby;

     (b) An instrument of assignment and assumption in form and substance reasonably satisfactory to Bank One and FDC (the "Instrument of Assignment and Assumption");

     (c) Certificates of title or origin (or like documents) with respect to any of the Contributed Assets for which a certificate of title or origin is required in order to transfer title;

     (d) Any consents, waivers or approvals obtained by Alpha with respect to the Contributed Assets or the consummation of the transactions contemplated by this Agreement; and

     (e) Such other bills of sale, assignments and other instruments of transfer or conveyance as either Bank One or FDC may reasonably request or as may otherwise be necessary to evidence and effect the assignment, transfer, conveyance and delivery of the Contributed Assets by Alpha to the Alliance.

   3.5. Alliance Deliveries. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Bank One and FDC, respectively, shall cause the Alliance to deliver to Alpha all of the following:

     (a) The Instrument of Assignment and Assumption;

     (b) Such other instruments as either Bank One or FDC may reasonably request or as may be otherwise necessary to evidence or effect the assumption by the Alliance of the Assumed Liabilities

In addition to the foregoing, on the Closing Date, Alpha will receive a Membership Interest (as such term is defined in the Operating Agreement) in the Alliance as described in Section 4.2 of the Operating Agreement. Bank One and FDC agree that Alpha will be acquiring its Membership Interest for its own account for investment and with no present intention of distributing or reselling such Membership Interest or any part thereof. Alpha will be fully informed as to the applicable limitations upon any distribution or resale of the Membership Interest, which will not be registered pursuant to the Securities Act. Bank One and FDC will cause Alpha to agree not to distribute or resell all or any portion of the Membership Interest if such distribution or resale would constitute a violation of the Securities Act by either Alpha or the Alliance.

   3.6. Other Deliveries. Upon the terms and subject to the conditions of this Agreement, on the Closing Date, Bank One and FDC shall cause their respective Affiliates to deliver to the other party such additional documents and instruments, including certified copies of corporate charters or comparable documents, by-laws, resolutions or other items, as either party may reasonably request.

   3.7. Consents to Assignment. Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any contract or agreement, or any claim or right or any benefit arising thereunder or resulting therefrom, if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or would in any way adversely affect the rights of the Alliance thereunder. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would affect the rights thereunder so that the Alliance would not receive all such rights, Bank One and FDC will cause Alpha and the Alliance to cooperate, in all reasonable respects, to obtain such consent as soon as practicable and, until such consent is obtained, to provide to the Alliance the benefits under any of the foregoing to which such consent relates (with the Alliance responsible for all the liabilities and obligations thereunder). In particular, in the event that any such consent is not obtained prior to the Closing Date, then

Bank One and FDC will cause Alpha and the Alliance to enter into such arrangements (including subleasing or subcontracting if permitted) to provide to all parties the economic and operational equivalent of obtaining such consents and assigning such contract or agreement, including the enforcement for the benefit of the Alliance of all claims or rights arising thereunder, and the performance by the Alliance of the obligations thereunder.

   3.8. Closing Costs; Transfer Fees. The cost of any surveys, title reports or title searches, and the recording or filing of all applicable conveyancing instruments incurred by reason of the transfer of Contributed Assets to the Alliance will be paid by Alpha upon the Closing.

                                   ARTICLE IV

                CONTRIBUTION OF ASSETS AND LIABILITIES OF ALPHA

   4.1. Contribution Assets. On the Closing Date and upon the terms and subject to the conditions of this Agreement including Section 3.7, FDC and Bank One shall cause Alpha, and each surviving Subsidiary under Section 2.2, to (and on or prior to the Closing Date FDC and Bank One shall cause Alpha, and each surviving Subsidiary under Section 2.2, on its own behalf, to agree in writing with the Alliance upon such terms and subject to such conditions, to) assign, transfer, convey and deliver unto the Alliance, on a going concern basis, all of the business and operations of Alpha, and each such Subsidiary, and all of the assets and properties of Alpha, and each such Subsidiary, of every kind and description, wherever located, real, personal and mixed, tangible and intangible (other than Excluded Assets) as the same shall exist on the Closing Date (the "Contributed Assets"), including, without limitation, all right, title and interest of Alpha, and each such Subsidiary, under, to and in:

     (a) cash and cash equivalents;

     (b) assets reflected on the balance sheet of Alpha, and each such Subsidiary, as of December 31, 1998, except for those assets disposed of subsequent to such date;

     (c) Personal Property;

     (d) Accounts Receivable and Inventory;

     (e) any Owned Real Property;

     (f) Leased Real Property and leasehold improvements;

     (g) Capital Stock of Subsidiaries of Alpha, if mutually agreed by Bank One and FDC;

     (h) any Investments;

     (i) Contracts including without limitation Merchant Agreements;

     (j) goodwill together with all customer lists, processes, manuals, know how and other proprietary information;

     (k) owned Intellectual Property and Software, and the contracts, licenses, sublicenses, assignments, indemnities and other agreements with third parties related thereto;

     (l) licensed Intellectual Property and Software, and the contracts, licenses, sublicenses, assignments, indemnities and other agreements with third parties related thereto;

     (m) telephone, telex, telephone facsimile numbers and other directory listings, web sites and Internet domain names;

     (n) any rights, claims or causes of action against third Persons;

     (o) any Governmental Permits;

     (p) Insurance Policies;

     (q) books, files, reports, records, correspondence, documents and other material including, without limitation, supplier lists and customer files, payroll and personnel records and financial, sales and purchasing records; and

     (r) all other assets owned by Alpha on the Closing Date except for the Excluded Assets.

   4.2. Excluded Assets. Notwithstanding the provisions of Section 4.1, the Contributed Assets shall not include the capital stock of FUFSI or the capital stock of Message Media (herein referred to as the "Excluded Assets").

   4.3. Assumed Liabilities. On the Closing Date and upon the terms and subject to the conditions of this Agreement, FDC and Bank One shall cause the Alliance to (and on or prior to the Closing Date FDC and Bank One shall cause Alpha, and each surviving Subsidiary under Section 2.2, on its own behalf, to enter into an agreement with the Alliance causing the Alliance, upon such terms and subject to such conditions, to) assume and be obligated to pay, perform and otherwise discharge all liabilities and obligations of Alpha, and each such Subsidiary, direct or indirect, known or unknown, absolute or contingent (other than the Excluded Liabilities) (the "Assumed Liabilities"), including, without limitation:

     (a) accounts payable and other accrued liabilities and obligations that are reflected on the balance sheet of Alpha, and each such Subsidiary, as of December 31, 1998 and similar liabilities and obligations incurred subsequent to such date;

     (b) all liabilities in respect of any pending or threatened action, suit, or proceeding against Alpha or any such Subsidiary;

     (c) Chargebacks and credit losses;

     (d) liabilities in respect of Taxes;

     (e) contingent liabilities; and

     (f) liabilities and obligations under the Contracts.

   4.4. Excluded Liabilities. Notwithstanding the provisions of Section 4.3, the Alliance shall not assume or be obligated to pay, perform or otherwise discharge liabilities or obligations of Alpha or any such Subsidiary in respect of the Excluded Assets (all such liabilities and obligations not being assumed by the Alliance being herein referred to as the "Excluded Liabilities").

                                   ARTICLE V

                             CONDITIONS TO CLOSING

   The obligations of the parties hereto to consummate the transactions contemplated by this Agreement to occur at the Closing shall be subject to the satisfaction, or waiver by the appropriate party or parties, on or prior to the Closing Date of the following conditions precedent (except that the obligation of any party shall not be subject to such party's own performance or compliance):

   5.1. Illegality, Etc. No change shall have occurred as of the Closing Date in applicable Requirements of Laws that in the reasonable opinion of any party would make it illegal for it to participate in any of the transactions contemplated to occur at the Closing.

   5.2. Litigation. No action, proceeding or investigation shall have been instituted, nor shall action before any court or Governmental Body be threatened, which in the opinion of counsel for FDC or Bank One is not frivolous, nor shall any order, judgment or decree have been issued or proposed to be issued by any court or Governmental Body, at the time of the Closing Date to modify, set aside, invalidate, restrain, enjoin or prevent the consummation of this Agreement, the Operating Agreement, the Revenue Sharing Agreement, the Revised Processing Agreement or the transactions contemplated herein or therein.

   5.3. Consents and Approvals. (a) All actions, approvals, consents, waivers, exemptions, variances, franchises, orders, permits, authorizations, rights and licenses (other than any thereof that are routine in nature and that cannot be obtained, or that are not normally applied for, prior to the time they are required and that FDC or Bank One, as the case may be, does not have any reason to believe any difficulty will be encountered in obtaining) required to be taken, given or obtained, as the case may be, by or from any Governmental Body, that are necessary in connection with the consummation of the transactions contemplated by this Agreement, the Operating Agreement, the Revenue Sharing Agreement and the Revised Processing Agreement shall have been duly taken, given or obtained, as the case may be, and shall be in full force and effect on the Closing Date.

   (b) Notwithstanding the foregoing, the waiting period under the HSR Act, if applicable, shall have expired or been terminated.

   5.4. Merger. The Merger shall have been consummated.

   5.5. Other Agreements. The following agreements shall have been duly authorized, executed and delivered by the respective party or parties thereto, or shall have been received by a party hereto, shall each be satisfactory in form and substance to each such party and shall be in full force and effect, and executed counterparts shall have been delivered to each such party and its respective counsel:

     (a) this Agreement;

     (b) the Operating Agreement;

     (c) the Revised Processing Agreement;

     (d) the Revenue Sharing Agreement; and

     (e) a guaranty of Bank One, N.A., Columbus, Ohio and a guaranty of FDC in form and substance mutually agreeable to Bank One and FDC, it being understood that such guaranties will cover only the obligations of the members under the Operating Agreement and that the enforcement of such guaranties shall not require as a pre-condition obtaining a judgment against the primary obligor.

   5.6. Divestiture of Unrelated Assets. The transactions contemplated by
Section 2.1 hereof shall have occurred.

   5.7. Resolutions, Certificates, Etc. Each party hereto shall have received, in form and substance reasonably satisfactory to it,

     (a) a copy of resolutions of the Board of Directors of each party (other than FDC and Bank One) to any of the agreements referred to in Section 5.5, certified as of the Closing Date by the Secretary or an Assistant Secretary thereof, duly authorizing the execution, delivery and performance by such party, respectively, of each such agreement to which it is a party, together with an incumbency certificate as to the person or persons authorized to execute and deliver such documents on its behalf; and

     (b) such other documents and evidence with respect to FDC or Bank One and each other party to any of the agreements referred to in Section 5.5 as FDC or Bank One or their respective counsel may reasonably request in order to consummate the transactions contemplated hereby, the taking of all corporate proceedings in connection therewith and compliance with the conditions herein.

   5.8. Opinions of Counsel. The following opinions of legal counsel, dated the Closing Date, shall have been delivered:

     (a) Opinion of Counsel for FDC. Opinion from Michael T. Whealy, general counsel of FDC, addressed to Bank One in form and substance reasonably satisfactory to Bank One.

     (b) Opinion of Counsel for Bank One. Opinion from Sherman I. Goldberg, General Counsel for Bank One, addressed to FDC in form and substance reasonably satisfactory to FDC.

   5.9. Accounting. (a) On or prior to the Closing Date, Bank One shall request a formal written opinion of Arthur Andersen LLP to the effect that the transactions contemplated by this Agreement, the Operating Agreement and the Merger Agreement (and identified in such opinion) will not adversely affect "pooling of interests" accounting treatment for any then publicly announced or completed transaction by Bank One or any Affiliate assuming any changes to the Operating Agreement that would be reasonably acceptable to Bank One. In the event that Arthur Andersen LLP will not issue the formal written opinion described in the preceding sentence, Bank One will request Arthur Andersen LLP provide to Bank One and FDC the basis for its inability to deliver such opinion, such basis to be given orally or in writing in reasonable detail. If Bank One fails to receive a written opinion as described in the first sentence of this Section 5.9(a), Bank One shall not be obligated to close the transaction contemplated by this Agreement, it being understood that the condition set forth in such first sentence shall be subsequently deemed satisfied if Bank One shall receive a subsequent formal written opinion of Arthur Andersen LLP in form and substance satisfactory to Bank One that the transactions contemplated by this Agreement, the Operating Agreement and the Merger Agreement will not adversely affect "pooling of interests" accounting treatment for any then publicly announced or completed transaction by Bank One or any Affiliate.

   (b) On or prior to the Closing Date, FDC shall request a formal written opinion of Ernst & Young LLP to the effect that the transactions contemplated by this Agreement, the Operating Agreement and the Merger Agreement (and identified in such opinion) will not adversely affect "pooling of interests" accounting treatment for any then publicly announced or completed transaction by FDC or any Affiliate assuming any changes to the Operating Agreement that would be reasonably acceptable to FDC. In the event that Ernst & Young LLP will not issue the formal written opinion described in the preceding sentence, FDC will request Ernst & Young LLP provide to Bank One and FDC the basis for its inability to deliver such opinion, such basis to be given orally or in writing in reasonable detail. If FDC fails to receive a written opinion as described in the first sentence of this Section 5.9(b), FDC shall not be obligated to close the transaction contemplated by this Agreement, it being understood that the condition set forth in such first sentence shall be subsequently deemed satisfied if FDC shall receive a subsequent formal written opinion of Ernst & Young LLP in form and substance satisfactory to FDC that the transactions contemplated by this Agreement, the Operating Agreement and the Merger Agreement will not adversely affect "pooling of interests" accounting treatment for any then publicly announced or completed transaction by FDC or any Affiliate.

                                   ARTICLE VI

                         REPRESENTATIONS AND WARRANTIES

   6.1. Representations and Warranties of Bank One and Bank One Affiliates. As an inducement to FDC to enter into this Agreement, and to cause one of its Affiliates to enter into the Operating Agreement, the Revenue Sharing Agreement and the Revised Processing Agreement, and to consummate the transactions contemplated hereby and thereby, Bank One represents and warrants to FDC and agrees as follows except as may be otherwise provided in the Confidential Disclosure letter of Bank One attached hereto:

     (a) Organization, Corporate Power, Etc. Bank One is a bank holding company duly organized and validly existing as a corporation under the laws of the State of Delaware. Each Bank One Affiliate (other than Alpha and its Subsidiaries) that will be a party to any of the agreements contemplated by this Agreement is a corporation or other entity duly organized and validly existing under the laws of its respective jurisdiction of organization. Bank One is duly licensed or qualified to do business as a foreign corporation in all of the jurisdictions in which Bank One is required to be so licensed or qualified with respect to the Alliance, except where the failure to be so licensed or qualified would not have a material adverse effect on the operations or financial condition of the Alliance. Bank One and each of its Affiliates (other than Alpha and its Subsidiaries) that will be performing obligations under any other agreement contemplated by this Agreement, has all requisite corporate power and authority to own, operate and lease its assets and to carry on its business as it is now being conducted except where the failure to have such power and authority would not have a material adverse effect on the operations or financial condition of

  Bank One or the applicable Affiliate, and Bank One and each such Affiliate has all requisite corporate power and authority to perform its respective obligations hereunder and thereunder.

     (b) Authority of Bank One. Bank One and each of its applicable Affiliates (other than Alpha and its Subsidiaries) has full power and authority to execute, deliver and perform this Agreement, the Operating Agreement, the Revenue Sharing Agreement, the Revised Processing Agreement and any other agreement contemplated hereby to which Bank One or such applicable Affiliate is a party. The execution, delivery and performance of this Agreement, the Operating Agreement, the Revenue Sharing Agreement, the Revised Processing Agreement and any other agreement contemplated hereby by Bank One or such Affiliate have been duly authorized and approved by Bank One or such Affiliate, as the case may be, and do not require any further authorization or consent of Bank One, any such Affiliate or their respective boards of directors or stockholders. This Agreement has been, and the Operating Agreement, the Revenue Sharing Agreement and the Revised Processing Agreement will be, duly authorized, executed and delivered by Bank One or such Affiliate and are or will be upon execution, the legal, valid and binding obligations of Bank One or such Affiliate enforceable in accordance with its terms.

     Neither the execution and delivery of this Agreement, the Operating Agreement, the Revenue Sharing Agreement, the Revised Processing Agreement or any other agreement contemplated hereby, or the consummation of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will
  (i) conflict with, violate, result in a breach of, or constitute a default under the charter or By-laws of Bank One or any such Affiliate, (ii) conflict with (A) any Court Order to which Bank One or any such Affiliate is a party or by which Bank One or any such Affiliate is bound, or (B) any Requirements of Laws affecting Bank One or any such Affiliate, or (iii) conflict with or violate in any material manner or result in a material breach of, or constitute a material default under any material note, instrument, agreement, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which Bank One or any such Affiliate is a party or by which Bank One or any such Affiliate is bound.

     (c) Consents and Approvals. Except for such consents, approvals or authorizations to be applied for under the HSR Act or as may be required under licenses or other agreements relating to the Alliance, if any, no consent, approval or authorization of, or declaration, filing or registration with, or notice to, or order or action of, any court, administrative agency or other Governmental Body or any other Person (including, without limitation, any financial institution or Card Association) is required to be made or obtained by Bank One or any of its Affiliates (excluding Alpha and its Subsidiaries) in connection with the execution and delivery by Bank One or any such Affiliate of this Agreement, the Operating Agreement, the Revenue Sharing Agreement, the Revised Processing Agreement or any other agreement contemplated hereby, the consummation by Bank One of the transactions contemplated hereby or thereby and the performance by Bank One or any such Affiliate of its obligations contained herein or therein.

     (d) Card Association Rules. To the best of Bank One's knowledge, Bank One or its applicable clearing affiliate is, and, since January 1, 1998 has been, in substantial compliance with all applicable Card Association rules, by-laws and regulations and has received no notice of any material violations thereof.

     (e) Financial Statements of Alpha. Bank One has no knowledge that (i) the audited balance sheets of Alpha as of June 30, 1998 and 1997 and the related statements of income and cash flows for the years then ended, together with the appropriate notes to such financial statements, or (ii) the unaudited balance sheet of Alpha as of September 30, 1998 and 1997 and the related statements of income and cash flows for the three months then ended have not been prepared in conformity with generally accepted accounting principles consistently applied, or do not fairly present the financial position and results of operations of Alpha as of their respective dates and for the respective periods covered thereby, except as set forth therein or in the notes thereto.

     (f) Changes Since September 30, 1998. Bank One has no knowledge that since September 30, 1998, (i) there has been any material adverse change in the Contributed Assets or the business or operations, liabilities, profits, prospects or condition (financial or otherwise) of Alpha or (ii) Alpha has not generally conducted its business in the ordinary course and in conformity with past practice.

     (g) No Broker or Finder. No broker, finder or investment banker is entitled to any fee or commission from Bank One or any of its Affiliates in connection with the transactions contemplated by this Agreement, the Operating Agreement, the Revenue Sharing Agreement or the Revised Processing Agreement, but not including the transactions contemplated by the Merger Agreement.

     (h) Knowledge of Bank One. As used in this Agreement, knowledge of Bank One when used in phrases such as "Bank One has no knowledge", "to the best of Bank One's knowledge" or similar phrases shall be limited to actual knowledge of the officers and employees of Bank One identified on Exhibit D hereto.

   6.2. Representations and Warranties of FDC and FDC Affiliates. As an inducement to Bank One to enter into this Agreement, and to cause one of its Affiliates to enter into the Operating Agreement, the Revenue Sharing Agreement and the Revised Processing Agreement and to consummate the transactions contemplated hereby and thereby, FDC represents and warrants to Bank One and agrees as follows:

     (a) Organization, Corporate Power, Etc. FDC and each of its Affiliates that will be a party to any of the agreements contemplated hereby is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and is duly licensed or qualified to do business as a foreign corporation in all of the jurisdictions in which such entity is required to be so licensed or qualified, except where the failure to be so licensed or qualified would not have a material adverse effect on the operations or financial condition of the Alliance. FDC has all requisite corporate power and authority to own, operate and lease its assets and to carry on its business as it is now being conducted except where failure to have such power and authority would not have a material adverse effect on the operations or financial condition of FDC or the applicable Affiliate, and FDC and each of its Affiliates that will be performing obligations under this Agreement, the Operating Agreement, the Revenue Sharing Agreement, the Revised Processing Agreement or any other agreement contemplated hereby has all requisite corporate power and authority to perform its obligations hereunder and thereunder.

     (b) Authority of FDC. FDC and each of its applicable Affiliates has full power and authority to execute, deliver and perform this Agreement, the Operating Agreement, the Revenue Sharing Agreement, the Revised Processing Agreement and any other agreement contemplated hereby to which FDC or such applicable Affiliate is a party. The execution, delivery and performance of this Agreement, the Operating Agreement, the Revenue Sharing Agreement, the Revised Processing Agreement and any other agreements contemplated hereby by FDC or such Affiliate have been duly authorized and approved by the Board of Directors of FDC or such Affiliate, as the case may be, and do not require any further authorization or consent of FDC, any of its Affiliates or their respective stockholders. This Agreement has been, and the Operating Agreement, the Revenue Sharing Agreement and the Revised Processing Agreement will be, duly authorized, executed and delivered by FDC or such Affiliate and are or will be upon execution, the legal, valid and binding obligations of FDC or such Affiliate enforceable in accordance with its terms.

     Neither the execution and delivery of this Agreement, the Operating Agreement, the Revenue Sharing Agreement, the Revised Processing Agreement or any other agreement contemplated hereby, or the consummation of any of the transactions contemplated hereby or thereby nor compliance with or fulfillment of the terms, conditions and provisions hereof or thereof will
  (i) conflict with, violate, result in a breach of, or constitute a default under (1) the charter or By-laws of FDC or any such Affiliate, (2) any Court Order to which FDC or any such Affiliate is a party or by which FDC or any such Affiliate is bound, or (3) any Requirements of Laws affecting FDC or any such Affiliate, or (ii) conflict with or violate in any material manner, or result in a material breach of, or constitute a material default under any material note, instrument, agreement, mortgage, lease, license, franchise, permit or other authorization, right, restriction or obligation to which FDC or any such Affiliate is a party or by which FDC or any such Affiliate is bound.

     (c) Consents and Approvals. Except for such consents, approvals or authorizations to be applied for under the HSR Act or as may be required under licenses or other agreements relating to the Alliances, if any, no consent, approval or authorization of, or declaration, filing or registration with, or notice to, or order or action of, any court, administrative agency or other Governmental Body or any other Person (including, without limitation, any financial institution or Card Association) is required to be made or obtained by FDC or any of its Affiliates in connection with the execution and delivery by FDC or any of its Affiliates of this Agreement, the Operating Agreement, the Revenue Sharing Agreement, Revised Processing Agreement or any other agreement contemplated hereby, the consummation by FDC or any of its Affiliates of the transactions contemplated hereby or thereby and the performance by FDC or any of its Affiliates of its obligations contained herein or therein.

     (d) Card Association Rules. To the best of FDC's knowledge, FDC or any of its applicable Affiliates is, and, since January 1, 1998 has been, in substantial compliance with all applicable Card Association rules, by-laws and regulations and has received no notice of any material violations thereof.

     (e) Other Alliances. Attached hereto as Exhibit E is a brief description of the material terms and provisions of all existing restrictions binding on FDMS or any of its Affiliates that would prohibit, restrict or limit the right of FDMS or any such Affiliate to transfer Merchant Agreements to the UMS portfolio as contemplated by Section 4.8 of the Operating Agreement.

     (f) No Broker or Finder. No broker, finder or investment banker is entitled to any fee or commission from FDC or any of its Affiliates in connection with the transactions contemplated by this Agreement, the Operating Agreement, the Revenue Sharing Agreement or the Revised Processing Agreement, but not including the transactions contemplated by the Merger Agreement.

                                  ARTICLE VII

                   SCHEDULES OF ALPHA ASSETS AND LIABILITIES

   Prior to the Closing Date, FDC and Bank One shall cooperate in the preparation of Schedules referred to in Exhibit C, which Schedules are intended to be complete lists of the assets, properties, contracts and other data of Alpha and its Subsidiaries to the best knowledge of FDC and Bank One, respectively, identified in such Schedules.

                                  ARTICLE VIII

                             ADDITIONAL AGREEMENTS

   8.1. Reasonable Access. Between the date hereof and the Closing Date, Bank One shall use reasonable efforts to cause Alpha and its Subsidiaries to make available to the employees, agents and representatives of FDC or its Affiliates, at reasonably acceptable times and at locations reasonably acceptable and accessible, the books and records of Alpha and its Subsidiaries and allow employees, agents and representatives of FDC to discuss the business of Alpha with certain key employees of Alpha and its Subsidiaries to facilitate the Merger and transfer of the Contributed Assets and to determine whether the conditions set forth in Article V or in the Merger Agreement have been satisfied.

   8.2. Accuracy of Representations and Warranties. Between the date hereof and the Closing Date, each of FDC and Bank One will use reasonable efforts not to take any action or omit to take any action, and to cause its Affiliates (excluding Alpha and its Subsidiaries) not to take any action or omit to take any action, that would result in its respective representations or warranties contained in Article VI of this Agreement, the Operating Agreement, the Revenue Sharing Agreement or the Revised Processing Agreement not being true and correct as of the Closing Date. Each party shall promptly notify the other of the receipt of any written notice regarding any action, suit or proceeding that shall be instituted or threatened against such party to restrain, prohibit or otherwise challenge the legality of any transactions contemplated by this Agreement.

   8.3. Efforts to Consummate. Subject to the terms and conditions herein provided, each of the parties hereto agrees to negotiate in good faith with respect to the terms of the Merger Agreement and the Stockholder

Agreement, and upon the execution of the Merger Agreement and the Stockholder Agreement agrees to use reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate, as promptly as practicable, the transactions contemplated hereby, in the Operating Agreement, in the Revenue Sharing Agreement and in the Revised Processing Agreement including, but not limited to, the obtaining of all necessary consents, waivers, authorizations, orders and approvals of third parties, whether private or governmental, required of it by this Agreement, the Operating Agreement, the Revenue Sharing Agreement or the Revised Processing Agreement; provided, however, that Bank One and FDC shall each have complete discretion with respect to determining the amount and type of consideration to be offered for the outstanding Common Stock of Alpha in the Merger not owned by FDC or an Affiliate of Bank One; provided, further, that neither FDC nor Bank One shall be required to make any payments (other than customary administrative and processing fees and reasonable legal expenses), commence litigation or agree to any material modifications to the terms of any Contracts, Real Property Leases or Permits in connection with the foregoing. Each of FDC and Bank One agrees to cooperate fully with the other in assisting it to comply with the provisions of this Section 8.3.

   8.4. No Public Announcement. Neither FDC nor Bank One shall, without the approval of the other, make any press release or other public announcement concerning the transactions contemplated by this Agreement, the Operating Agreement, the Revenue Sharing Agreement or the Revised Processing Agreement, except as and to the extent that any such party shall be so obligated by law or the rules of any stock exchange, in which case the other party shall be advised and the parties shall use their best efforts to cause a mutually agreeable release or announcement to be issued; provided that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement, the Operating Agreement, the Revenue Sharing Agreement or the Revised Processing Agreement or to comply with the accounting and Securities and Exchange Commission disclosure obligations.

   8.5. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered when delivered personally, by courier or facsimile transmission or mailed (first class postage prepaid) to the parties at the addresses or facsimile numbers set forth below:

       If to Bank One, to:

         BANK ONE CORPORATION
         Law Department
         Mail Suite 0287
         Chicago, Illinois  60670
         Attention: Daniel P. Cooney
         Telecopy Number: 312-732-3596 or 312-732-9753

       If to FDC, to:

         First Data Corporation
         5660 New Northside Dr.
         Suite 1400
         Atlanta, GA 30328
         Attention: General  Counsel
         Telecopy Number: 770-857-0414

       with a copy to:

         Sidley & Austin
         One First National Plaza
         Chicago, Illinois  60603
         Attention: John M. O'Hare
         Telecopy Number: 312-853-7036

   The parties hereto agree that delivery of any copy shall not, by itself, be considered notice pursuant to this Section 8.5.

   All such notices and other communications will (x) if delivered personally or by courier to the address provided in this Section 8.5, be deemed given upon delivery, (y) if delivered by facsimile transmission to the facsimile number provided in this Section 8.5, be deemed given when receipt of transmission has been electronically confirmed by the sending party, and (z) if delivered by first class or registered mail in the manner described above to the address as provided in this Section 8.5, be deemed given three (3) Banking Days after deposit in the United States mail (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 8.5). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party.

   8.6 Notification of Certain Matters. From the date hereof through the Closing Date, Bank One and FDC shall give prompt notice to the other of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any of such party's representations or warranties contained in this Agreement, the Operating Agreement, the Revenue Sharing Agreement, or the Revised Processing Agreement to be untrue or inaccurate in any material respect, and (b) any failure of such party to comply with or satisfy in any material respect any of its respective covenants, conditions or agreements to be complied with or satisfied by it under this Agreement, the Operating Agreement, the Revenue Sharing Agreement, or the Revised Processing Agreement; provided, however, that such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement, or to satisfy any condition.

   8.7. Card Association Approvals. Bank One and FDC shall give or cause to be given to each applicable Card Association all notices required in connection with the transaction contemplated hereby.

   8.8. Related Party Transactions. Prior to the Closing Date, Bank One shall and shall cause Alpha to prepare the information required by Exhibit B.

   8.9. Operations Prior to Closing Date. Except as set forth on Schedule 8.9 and subject to the matters contemplated by this Agreement, the Merger Agreement, the Revised Processing Agreement and the Stockholders Agreement, between the date hereof and the Closing Date, Bank One and FDC shall use reasonable efforts to cause Alpha to conduct its business only in the ordinary course and in conformity with past practice.

   8.10. Intercompany Agreements. Bank One agrees to, or to cause its appropriate Affiliates to, (i) terminate the tax sharing agreement between FUSA and Alpha to the extent the parties reasonably agree portions thereof should be terminated, (ii) terminate the registration rights agreement between Bank One and Alpha, (iii) enter into agreements with respect to the provision to Alpha of office space in Dallas, Texas, certain insurance coverage and a license to use the name "First USA" and certain other trademarks and such other services as Bank One or one of its Affiliates are providing to Alpha or its Affiliates on economic terms consistent with arrangements in effect prior to the Closing (said economic terms to be in effect for 12 months from and after the Closing Date and thereafter to be subject to good faith negotiation among the parties), and (iv) perform the unwritten agreements between Alpha and First USA Bank described in Section 4.23 of the Company Letter referred to in the Merger Agreement, in each case on or before the Closing to the extent practicable.

   8.11. Cooperation On Debt. If, upon the transfer of the Contributed Assets by Alpha to the Alliance, or the assumption by Alpha of the Assumed Liabilities, as contemplated by this Agreement, Alpha would recognize income or gain for federal income tax purposes as a result of the amount or nature of its indebtedness (including, without limitation, by reason of all or a portion of its indebtedness being treated as Member Nonrecourse Debt), then prior to such contribution and assumption, the parties hereby agree to (and to cause their respective Affiliates to) take reasonable steps to avoid such income or gain.

   8.12. Certain Fees. Bank One shall cause the Alliance to pay to FDMS, in lieu of the amounts that would otherwise have been payable to FDMS under
Section 8.24 of the Alliance Agreement, (i) $666,667 on the last day of each month or portion thereof remaining in calendar year 1999 after the Closing Date, (ii) $666,667 on the last day of each month in calendar year 2000, and
(iii) $750,000 on the last day of each month in calendar year 2001.

                                   ARTICLE IX

                                EMPLOYEE MATTERS

   9.1. Employment of Alpha Employees. The employment of each employee of Alpha who is actively employed (including such employees who are on vacation) as of the Closing shall be transferred to the Alliance effective as of the Closing at the same base compensation and wage levels as in effect immediately preceding the Closing. Notwithstanding anything herein to the contrary, nothing in this Agreement shall create any obligation on the part of the Alliance or any of its Affiliates to continue the employment of any employee for any definite period following the Closing. The Alliance shall offer employment (or severance benefits if such individual's position is no longer available as allowed by applicable law) to any individual who was an employee of Alpha who is on sick or disability leave or who is on an approved leave of absence as of the Closing as of the date such individual returns to work. The persons who become employed by the Alliance pursuant to this paragraph shall be referred to herein as "Transferred Employees."

   9.2. Maintenance of Employee Benefits Plans. Effective as of the Closing Date and until such time as the Alliance implements its own benefit plans,, FDC, Bank One and the Alliance shall take any reasonable actions necessary (including but not limited to plan amendment, governmental notices, etc.) to maintain the participation of the Transferred Employees in the plans, programs, agreements or arrangements which covered the Transferred Employees as of the Closing Date.

   9.3. Bonuses. The Alliance shall assume all obligations and liabilities for bonuses and incentive payments in connection with the relevant bonus programs of Alpha in effect immediately prior to the Closing Date and shall cause the payment of such bonuses or incentive payments, if any, to be made in accordance with the terms of such plans consistent with past practice.

   9.4. Vacation and Sick Leave. The Alliance shall credit each Transferred Employee with the number of unused vacation days and sick leave credited to such individual through the Closing Date under the applicable vacation and sick leave policies of Alpha and shall permit or cause Transferred Employees to be permitted to use such vacation days and sick leave.

   9.5. Workers' Compensation. The Alliance shall assume the obligation and liability for any workers' compensation or similar workers' protection claims with respect to any person who was an Alpha employee.

   9.6. Employees of Alliance Members. At the present time both Bank One, POS and FDMS have employees that provide services in connection with the Alliance business, although none of such employees are employees of the Alliance. Bank One and FDC acknowledge that subsequent to the Closing, the Alliance management will decide whether or not they wish to offer employment to any of these employees of Bank One, POS or FDMS. In the event that such a decision to offer employment is made, the Alliance shall be under no restrictions regarding offering employment to individuals who are dedicated full-time to the Alliance, and Bank One and FDC shall cooperate, and shall cause their respective Affiliates, to cooperate, in facilitating the transfer of such employees to the Alliance.

                                   ARTICLE X

                   INDEMNIFICATION; PAYMENT OF CERTAIN COSTS

   10.1. Indemnification by FDC. FDC shall indemnify and hold harmless Bank One and any of its Affiliates from and against any and all Losses and Expenses, whether or not litigation is commenced, imposed upon, incurred by or asserted against Bank One or any of its Affiliates in connection with or arising from the breach by FDC of any representation, warranty, covenant or agreement of FDC in this Agreement, provided, however, that FDC shall not be required to indemnify or hold Bank One or any of its Affiliates harmless from or against any such Losses or Expenses to the extent that such Losses or Expenses arise as a result of Bank One's or any of its Affiliates' own negligence, willful misconduct or breach of any of its representations, warranties or obligations pursuant to this Agreement.

   10.2. Indemnification by Bank One. Bank One shall indemnify and hold harmless FDC and its Affiliates from and against any and all Losses and Expenses, whether or not litigation is commenced, imposed upon, incurred by or asserted against FDC or its Affiliates in connection with or arising from the breach by Bank One of any representation, warranty, covenant or agreement of Bank One in this Agreement, provided, however, that Bank One shall not be required to indemnify or hold FDC or any of its Affiliates harmless from or against any such Losses or Expenses to the extent that such Losses or Expenses arise as a result of FDC's or one of its Affiliates' own negligence, willful misconduct or breach of any of its representations, warranties or obligations pursuant to this Agreement.

   10.3. Notice of Claims. (a) If either Bank One, FDC or an Affiliate of either party (each an "Indemnified Party")shall seek indemnification hereunder, such Indemnified Party shall give promptly to the party obligated to provide indemnification to such Indemnified Party (the "Indemnitor") a notice (a "Claim Notice") describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any other agreement, document or instrument executed hereunder or in connection herewith upon which such claim is based; provided, however, that a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced.

     (b) In calculating any Loss or Expense there shall be deducted (i) any insurance recovery in respect thereof (and no right of subrogation shall accrue hereunder to any insurer) and (ii) the amount of any tax benefit to the Indemnified Party (or any of its Affiliates) with respect to such Loss or Expense (after giving effect to the tax effect of receipt of the indemnification payments).

     (c) After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this
  Article X shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Loss and Expense suffered by it.

   10.4. Third Person Claims. (a) In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against an Indemnified Party, such Indemnified Party must notify the Indemnitor in writing, and in reasonable detail, of the third Person claim within 10 Banking Days after receipt by such Indemnified Party of written notice of the third Person claim. Thereafter, the Indemnified Party shall deliver to the Indemnitor, within 10 Banking Days after the Indemnified Party's receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the third Person claim. Notwithstanding the foregoing, should an Indemnified Party be physically served with a complaint with regard to a third Person claim, the Indemnified Party must notify the Indemnitor and deliver a copy of the complaint within 10 Banking Days after receipt thereof and shall deliver to the Indemnitor within 10 Banking Days after the receipt of such complaint copies of notices and documents (including court papers) received by the Indemnified Party relating to the third Person claim.

   (b) In the event of the initiation of any legal proceeding, claim or demand against the Indemnified Party by a third Person, the Indemnitor shall have the sole and absolute right after the receipt of notice, at its option and at its own expense, to be represented by counsel reasonably acceptable to the Indemnified Party and to control, defend against, negotiate, settle or otherwise deal with any proceeding, claim, or demand which relates to any Loss or Expense indemnified against hereunder; provided, however, that the Indemnified Party may participate in any such proceeding with counsel of its choice and at its expense. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such legal proceeding, claim or demand. To the extent the Indemnitor elects not to defend such proceeding, claim or demand, and the Indemnified Party defends against or otherwise deals with any such proceeding, claim or demand, the Indemnified Party may retain counsel, at the expense of the Indemnitor, and control the defense of such proceeding. Neither the Indemnitor nor the Indemnified Party may settle any such proceeding which settlement obligates the other party to pay money, to perform obligations or to admit liability without the consent of the other party, such consent not to be unreasonably withheld. After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement shall have been consummated, or the Indemnified Party and the Indemnitor shall arrive at a mutually binding agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnified Party shall forward to the Indemnitor notice of any sums due and owing by it with respect to such matter and the Indemnitor shall pay all of the sums so owning to the Indemnified Party by wire transfer, certified or bank cashier's check within 30 days after the date of such notice.

   10.5. Limitation. No failure of the Indemnified Party to give the Indemnitor timely notice as required by Section 10.3 or 10.4 above shall affect such Indemnified Party's right to indemnification hereunder unless, and then only to the extent that the rights of the Indemnitor to defend against such claim have been prejudiced thereby.

                                   ARTICLE XI

                                  TERMINATION

   11.1. Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

     (a) by the mutual written consent of Bank One and FDC;

     (b) by Bank One or FDC if the Merger Agreement shall be terminated pursuant to its terms;

     (c) by Bank One or FDC if the transactions contemplated by the Merger Agreement shall not have been consummated on or before October 1, 1999; and

     (d) by Bank One or FDC if the Closing shall not have occurred on or before October 1, 1999.

   11.2. Notice of Termination. Any party desiring to terminate this Agreement pursuant to Section 11.1 shall give written notice of such termination to the other party to this Agreement.

   11.3. Effect of Termination. In the event that this Agreement shall be terminated pursuant to this Article XI, all further obligations of the parties under this Agreement (other than Sections 12.8 and 12.11) shall be terminated without further liability of any party to the other, provided that nothing herein shall relieve any party from liability for its willful breach of this Agreement.

                                  ARTICLE XII

                            MISCELLANEOUS PROVISIONS

   12.1. Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

   12.2. Entire Agreement. This Agreement, the Operating Agreement, the Revenue Sharing Agreement and the Revised Processing Agreement and the Exhibits, Annexes and Schedules hereto and thereto constitute the entire agreement among the parties hereto and contain all of the agreements among such parties with respect to the subject matter hereof and thereof. This Agreement, the Operating Agreement, the Revenue Sharing Agreement and the Revised Processing Agreement and the Exhibits, Annexes and Schedules hereto and thereto supersede any and all other agreements, either oral or written, between such parties with respect to the subject matter hereof and thereof.

   12.3. Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

   12.4. Amendment. Except as expressly provided herein, this Agreement may be amended only by a written agreement executed by each of FDC and Bank One.

   12.5. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CONFLICTS OF LAW DOCTRINE, EXCEPT TO THE EXTENT THE DELAWARE LIMITED LIABILITY COMPANY ACT IS CONTROLLING.

   12.6. Waiver. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

   12.7. Further Assurances. In connection with this Agreement, the Operating Agreement, the Revenue Sharing Agreement and the Revised Processing Agreement and the transactions contemplated hereby and thereby, after the Closing each of FDC and Bank One shall execute and deliver, or use reasonable best efforts to cause to be executed and delivered (whether by Alpha or by any of its other Affiliates), any additional documents and instruments, and each will perform, or use reasonable best efforts to cause to be performed (whether by Alpha or by any of its other Affiliates), any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement, the Operating Agreement, the Revenue Sharing Agreement, the Revised Processing Agreement and any other agreement contemplated hereby to which it or any of its Affiliates is a party and the transactions contemplated hereby and thereby.

   12.8. Expenses. Each of FDC and Bank One shall pay its own legal, accounting and other expenses incident to its negotiation and preparation of this Agreement, the Operating Agreement, the Revenue Sharing Agreement and the Revised Processing Agreement and (except as expressly set forth herein or therein) the consummation of the transactions contemplated hereby and thereby.

   12.9. Survival of Obligations. All representations, warranties, covenants and obligations contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement; provided, however, that the representations and warranties contained in Section 6.1(e), (f) and (g) shall terminate on the Closing Date and the other representations and warranties contained in Section 6.1 and Section 6.2 shall terminate on the third anniversary of the Closing Date.

   12.10. Successors and Assigns. (a) The rights of either party under this Agreement shall not be assignable by such party hereto without the written consent of the other.

   (b) This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns. The successors and permitted assigns hereunder shall include without limitation, any permitted assignee as well as the successors in interest to such permitted assignee (whether by merger, liquidation (including successive mergers or liquidations) or otherwise). Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the parties and successors and assigns permitted by this Section 12.10 any right, remedy or claim under or by reason of this Agreement.

   12.11. Confidential Nature of Information. Each party agrees that it will treat in confidence during the period prior to the Closing Date all documents, materials and other information which it shall have obtained regarding the other party and its Affiliates during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, and, in the event the transactions contemplated hereby shall not be consummated, each party will return to the other party all copies of nonpublic documents and materials which have been furnished in connection therewith. Such documents, materials and information shall not be communicated to any third Person (other than counsel, accountants or financial advisors of FDC and Bank
One). No other party shall use any confidential information in any manner whatsoever except solely for the purpose of evaluating the transactions. The obligation of each party to treat such documents, materials and other information in confidence shall not apply to any information which (i) is or becomes available to such party from a source other than such party provided such source is not known by the recipient to be subject to an obligation of confidentiality with respect to such information, (ii) is or becomes available to the public other than as a result of disclosure by such party or its agents, (iii) is required to be disclosed under applicable law or judicial process, but only to the extent it must be disclosed, or (iv) following prior written notice to the other party disclosing the nature of the proposed disclosure and the reasons such disclosure is required, such party reasonably deems necessary to disclose to obtain any of the consents or approvals contemplated hereby.

   12.12. Informal Dispute Resolution. Any dispute, controversy or claim between FDC and Bank One, including any dispute, controversy or claim involving their respective Affiliates, arising from or in connection with this Agreement or the relationship of the parties under this Agreement, whether based on contract, tort, common law, equity, statute, regulation, order or otherwise ("Dispute") shall be resolved as follows:

     (a) Upon written request of either party, each party will appoint a designated representative whose task it will be to meet for the purpose of endeavoring to resolve such Dispute.

     (b) The designated representatives shall meet as often as the parties reasonably deem necessary to discuss the problem in an effort to resolve the Dispute without the necessity of any formal proceeding. During the discussions, all reasonable requests by a party to another party for non-privileged information reasonably related to the Dispute shall be honored in order that each party may be fully advised of the other party's position.

     (c) Formal proceedings for the resolution of a Dispute may not be commenced until the earlier of:

       (i) the designated representatives concluding in good faith that amicable resolution through continued negotiation of the matter does not appear likely; or

       (ii) the expiration of the fifteen (15) day period immediately following the initial request to negotiate the Dispute;

provided, however, that this Section 12.12 will not be construed to prevent a party from instituting formal proceedings earlier to avoid the expiration of any applicable limitations period, to preserve a superior position with respect to other creditors, or to seek temporary or preliminary injunctive relief pursuant to Section 12.14.

   12.13. Arbitration.

     (a) If the parties are unable to resolve any Dispute as contemplated by
  Section 12.12, such Dispute shall be submitted to mandatory and binding arbitration at the election of any disputing party (the "Disputing Party"). It is the intent of the parties that the arbitration be structured in such a way as to minimize costs. Except as otherwise provided in this Section 12.13, the arbitration shall be pursuant to the Commercial Arbitration Rules of the American Arbitration Association (the "AAA").

     (b) To initiate the arbitration, the Disputing Party shall notify the other party in writing (the "Arbitration Demand"), which shall (i) describe in reasonable detail the nature of the Dispute, (ii) state the amount of the claim, (iii) specify the requested relief and (iv) name an arbitrator who (A) has been licensed to practice law in the U.S. for at least ten years, (B) is not then an employee of Bank One or FDC or an employee of an Affiliate of Bank One or FDC, and (C) is experienced in representing clients in connection with mergers and acquisitions and the subject matter of the Dispute (the "Basic Qualifications"). Within fifteen (15) days after the other party's receipt of the Arbitration Demand, such other party shall file and serve on the Disputing Party, a written statement (i) answering the claims set forth in the Arbitration Demand, including any affirmative defenses of such party; (ii) asserting any counterclaim, which shall (A) describe in reasonable detail the nature of the Dispute relating to the counterclaim, (B) state the amount of the counterclaim, and (C) specify the requested relief; and (iii) either accepting the arbitrator proposed by the Disputing Party as the sole arbitrator for the proceedings or naming a second arbitrator satisfying the Basic Qualifications. The Disputing Party shall notify the other party within two (2) days whether the Disputing Party accepts the arbitrator proposed by the other party as the sole arbitrator for the proceedings or rejects such arbitrator and proposes an alternate arbitrator, in which event within fifteen (15) days thereafter, the two arbitrators so named by each party will select a third neutral arbitrator from a list provided by the AAA of potential arbitrators who satisfy the Basic Qualifications and who have no past or present relationships with the parties or their counsel, except as otherwise disclosed in writing to and approved by the parties. The arbitration will be heard by a panel consisting of either one arbitrator or three arbitrators, as determined in accordance with this paragraph (b) (the "Arbitration Panel") with, in the case of three arbitrators, the third arbitrator so chosen serving as the chairperson of the Arbitration Panel. Decisions of a majority of the members of the Arbitration Panel shall be determinative.

     (c) The arbitration hearing shall be held in Chicago, Illinois. The Arbitration Panel is specifically authorized to render partial or full summary judgment as provided for in the Federal Rules of Civil Procedure. In the event summary judgment or partial summary judgment is granted, the non-prevailing party may not raise as a basis for a motion to vacate an award that the Arbitration Panel failed or refused to consider evidence bearing on the dismissed claim(s) or issue(s). The Federal Rules of Evidence shall apply to the arbitration hearing. The party bringing a particular claim or asserting an affirmative defense will have the burden of proof with respect thereto. The arbitration proceedings and all testimony, filings, documents and information relating to or presented during the arbitration proceedings shall be deemed to be information subject to the confidentiality provisions of this Agreement. The Arbitration Panel will have no power or authority, under the Commercial Arbitration Rules of the AAA or otherwise, to relieve the parties from their agreement hereunder to arbitrate or otherwise to amend or disregard any provision of this Agreement, including the provisions of this Section 12.13.

     (d) Should an arbitrator refuse or be unable to proceed with arbitration proceedings as called for by this Section 12.13, the arbitrator shall be replaced by the party who selected such arbitrator (and approved by the other party if in a sole arbitrator proceeding), or if such arbitrator was selected by the two party-appointed arbitrators, by such two party-appointed arbitrators selecting a new third arbitrator in accordance with Section 12.13(b). Each such replacement arbitrator shall satisfy the Basic Qualifications. If an arbitrator is replaced pursuant to this Section 12.13(d) after the arbitration hearing has commenced, then a rehearing shall take place in accordance with the provisions of this Section 12.13 and the Commercial Arbitration Rules of the AAA.

     (e) At the time of granting or denying a motion for summary judgment as provided for in paragraph (c) of this Section 12.13 and within fifteen (15) days after the closing of the arbitration hearing, the Arbitration Panel shall prepare and distribute to the parties a writing setting forth the Arbitration Panel's finding of facts and conclusions of law relating to the Dispute, including the reasons for the giving or denial of any award. The findings and conclusions and the award, if any, shall be deemed to be information subject to the confidentiality provisions of this Agreement.

     (f) The Arbitration Panel is instructed to schedule promptly all discovery and other procedural steps and otherwise to assume case management initiative and control to effect an efficient and expeditious resolution of the Dispute. Each party's presentation at the arbitration hearing shall be limited to fourteen (14) hours, and the hearing shall be completed within ten (10) Banking Days. Summaries of any expert testimony, along with copies of all documents to be submitted as Exhibits shall be exchanged as soon as possible and in all events at least ten (10) Banking Days before the arbitration hearing under procedures set up by the Arbitration Panel. Except as otherwise specified herein, there shall be no discovery or dispositive motion practice except as may be permitted by the Arbitration Panel, who may authorize only such discovery as is shown to be necessary to insure a fair hearing. No discovery or motions permitted by the Arbitration Panel shall in any way alter the time limits specified herein. Both parties shall continue to perform their respective obligations in accordance with the terms of this Agreement and any agreements contemplated hereby during any arbitration proceeding. The fact that arbitration has commenced shall not impair the exercise of any termination rights set forth in this Agreement. The Arbitration Panel is authorized to issue monetary sanctions against either party if, upon a showing of good cause, such party is unreasonably delaying the proceeding.

     (g) Any award rendered by the Arbitration Panel will be final, conclusive and binding upon the parties and any judgment thereon may be entered and enforced in any court of competent jurisdiction. The Arbitration Panel may not award punitive damages or any other relief not contemplated by this Agreement. In particular, the Arbitration Panel may not order the dissolution, liquidation or other termination of the Company except as specifically contemplated by the Formation Agreement.

     (h) Each party will bear a pro rata share of all fees, costs and expenses of the arbitrators, and notwithstanding any law to the contrary, each party will bear all the fees, costs and expenses of its own attorneys, experts and witnesses; provided, however, that in connection with any judicial proceeding to compel arbitration pursuant to this Agreement or to confirm, vacate or enforce any award rendered by the Arbitration Panel, the prevailing party in such a proceeding will be entitled to recover reasonable attorneys' fees and expenses incurred in connection with such proceeding, in addition to any other relief to which it may be entitled.

   12.14. Judicial Procedure. Nothing in Sections 12.12 or 12.13 shall be construed to prevent any party from seeking from a court a temporary restraining order or other temporary or preliminary relief pending final resolution of a Dispute pursuant to such Sections 12.12 or 12.13.

   12.15. Termination of Alliance Agreement. Except with respect to the provisions of Sections 3.1(d), 3.1(e), 3.2(d) and 3.2(e) of the Alliance Agreement and the obligations of the parties under Article V of the Alliance Agreement with respect to such sections, the Alliance Agreement shall be terminated in all respects as of the Closing Date.

   IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first above written.

                                             FIRST DATA CORPORATION

                                             By: /s/ David J. Treinan
                                                -------------------------------
                                               Name: David J. Treinan
                                               Title: Senior Vice President

                                             BANK ONE CORPORATION

                                             By: /s/ Richard J. Lehmann
                                                -------------------------------
                                               Name: Richard J. Lehmann
                                               Title: President and Chief
                                            Operating Officer

                                                                        ANNEX D

                         [Letterhead of Merrill Lynch]

                                                                 March 22, 1999

Board of Directors
Paymentech, Inc.
1601 Elm Street
Dallas, Texas 75201

Members of the Board of Directors:

   Paymentech, Inc. (the "Company"), First Data Corporation (the "Acquiror") and FB Merging Corporation (the "Acquisition Sub"), a newly formed, wholly owned subsidiary of FDC Offer Corporation (the "Holdco"), a wholly owned subsidiary of the Acquiror, propose to enter into the Agreement and Plan of Merger, dated as of March 22, 1999 (the "Agreement") pursuant to which the Acquisition Sub would be merged with the Company in a merger (the "Merger") in which each outstanding share of the Company's common stock, par value $.01 per share (the "Company Shares") not owned, directly or indirectly, by Bank One Corporation ("Bank One") and the Acquiror (the Company Shares excluding the Company Shares owned, directly or indirectly, by Bank One and the Acquiror being hereinafter referred to as the "Public Shares") would be converted into the right to receive $25.50 per share in cash (the "Consideration"). Concurrently with the execution of the Agreement, Bank One, First USA Financial, Inc., a wholly owned subsidiary of Bank One ("First USA"), Acquiror and Acquisition Sub will enter into a separate agreement providing, among other things, that (i) First USA will contribute all of its Company Shares to the Holdco in exchange for shares of the Holdco's common stock, (ii) the Acquiror will contribute to the Holdco an amount of cash sufficient to pay the aggregate Consideration to be paid to the holders of the Public Shares in the Merger in exchange for shares of the Holdco's common stock and (iii) each of First USA and the Acquiror will cause the Holdco to contribute to the Acquisition Sub all of the Company Shares it receives from First USA and all of the cash it receives from the Acquiror (the "Stockholder Agreement").

   You have asked us whether, in our opinion, the Consideration to be received by the holders of the Public Shares pursuant to the Merger is fair from a financial point of view to such holders. It is expressly understood that you have not requested, and we are not rendering, any opinion with respect to the transactions contemplated in the Stockholder Agreement or any Company Shares owned, directly or indirectly, by Bank One or the Acquiror and we have not taken into account the transactions contemplated in the Stockholder Agreement in arriving at our opinion.

   In arriving at the opinion set forth below, we have, among other things:

  1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

  3) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

  4) Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

  5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

  6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

  7) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

  8) Reviewed a draft dated March 22, 1999 of the Agreement; and

  9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

   In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

   Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

   We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company, Bank One and the Acquiror and/or their affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares, as well as securities of Bank One and the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger or any matter related thereto.

   As indicated above, we are not expressing any opinion herein with respect to the transactions contemplated in the Stockholder Agreement or any Company Shares owned, directly or indirectly, by Bank One or the Acquiror and we have not taken into account the transactions contemplated in the Stockholder Agreement in arriving at our opinion.

   On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Public Shares pursuant to the Merger is fair from a financial point of view to the holders of such shares.

                                          Very truly yours,

                                          Merrill Lynch, Pierce, Fenner &
                                           Smith
                                                   Incorporated

                                                                         ANNEX E

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

   262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the Surviving Corporation as provided in subsection (f) of (S)251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

       a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

       b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

       c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

       d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                         ANNEX F

  INFORMATION CONCERNING DIRECTORS AND OFFICERS OF PAYMENTECH, BANK ONE, FIRST
              USA FINANCIAL, FIRST DATA, FDC OFFER AND FB MERGING

1. Paymentech, Inc.
   ----------------

   The following table sets forth the names, addresses and principal occupations (present and for the past five years) of the directors and executive officers of Paymentech. Each such person is a citizen of the United States of America. Unless otherwise indicated below, the business address of each director and executive officer is 1601 Elm Street, 9th Floor, Dallas, Texas 75201.

(a) Directors of Paymentech
    -----------------------

 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Gene H. Bishop.......  Mr. Bishop served as Chairman and Chief Executive
                        Officer of Life Partners Group, Inc. from November 1991
                        until October 1994. Mr. Bishop is also a director of
                        Southwest Airlines Co., Liberte Investors and Drew
                        Industries, Inc. He became a director of Paymentech in
                        1995.

 William P. Boardman..  Mr. Boardman has been Senior Executive Vice President of BANK ONE since December 15, 1998 and Head of
                        Acquisitions of BANK ONE since October 2, 1998.
                        Previously, Mr. Boardman has served as Senior Executive
                        Vice President of BANC ONE CORPORATION, having joined
                        BANC ONE in 1984. Mr. Boardman is also a director of Checkfree Corporation, Visa USA, Inc. and Visa
                        International, Inc. He became a director of Paymentech in 1997. His business address is c/o BANK ONE
                        CORPORATION, One First National Plaza, Chicago,
                        Illinois 60670.

 John B. McCoy........  Mr. McCoy has been a Director, President and Chief
                        Executive Officer of BANK ONE since October 2, 1998.
                        Previously, Mr. McCoy served as Chairman and Chief
                        Executive Officer of BANC ONE CORPORATION from January
                        1987 until 1998, and as President of BANC ONE from 1983
                        to 1987. Mr. McCoy is also a director of Cardinal
                        Health, Inc., Ameritech Corporation, Federal Home Loan
                        Mortgage Corporation. Mr. McCoy became a director of
                        Paymentech in 1997. His business address is c/o BANK
                        ONE CORPORATION, One First National Plaza, Chicago,
                        Illinois 60670.

 Pamela H. Patsley....  Ms. Patsley has been President, Chief Executive Officer of Paymentech since December 1995. She has also served
                        as President and Chief Executive Officer of Paymentech
                        Merchant Services, Inc., Paymentech's transaction
                        processing subsidiary, since December 1991 and as
                        Chairman of the Board of First USA Financial Services,
                        Inc., Paymentech's commercial card subsidiary, since
                        August 1994. Ms. Patsley also served as Executive Vice
                        President and Secretary of First USA from July 1989
                        until June 1997, and as Chief Financial Officer from
                        January 1987 to April 1994. Ms. Patsley is also a
                        director of Message Media, Inc., Adolph Coors Company
                        and Coors Brewing Company. She became a director of
                        Paymentech in 1995.

 Rupinder S. Sidhu....  Mr. Sidhu has been President of Merion Capital
                        Management LLC, a private investment company, since
                        1994. From 1993 to 1994, Mr. Sidhu was a Partner of
                        Stonington Partners, Inc. (formerly known as First
                        Capital Partners, Inc.), a private investment firm. Mr.
                        Sidhu has been a member of the board of directors of
                        Merrill Lynch Capital Partners, Inc., a private
                        investment firm affiliated with Merrill Lynch & Co.,
                        since 1987. He is also a director of CMI Industries,
                        Inc. Mr. Sidhu became a director of Paymentech in 1995.


 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Ronald G. Steinhart..  Mr. Steinhart has been an Executive Vice President of
                        BANK ONE since December 15, 1998 and Head of BANK ONE's
                        Commercial Bank--Real Estate and Private Banking since
                        October 2, 1998. Previously, he was Chairman and Chief
                        Executive Officer of the Commercial Banking Group of
                        BANC ONE since December 1996, and was appointed
                        Chairman and Chief Executive Officer of BANK ONE,
                        Texas, N.A. in January 1995. From November 1992 through
                        December 1994, Mr. Steinhart served as President and
                        Chief Operating Officer of BANK ONE, Texas, N.A.
                        Mr. Steinhart also serves as Trustee of Prentiss
                        Properties Trust. He became a director of Paymentech in
                        1997. His business address is c/o BANK ONE CORPORATION,
                        One First National Plaza, Chicago, Illinois 60670.

 John C. Tolleson.....  Mr. Tolleson served as Chairman of the Board of
                        Paymentech from December 1995 until October 1998. Mr.
                        Tolleson also served as Chairman of the Board and Chief
                        Executive Officer of First USA, Inc. from August 1989
                        until June 1997, and of First USA's predecessor since
                        its formation in May 1985. Mr. Tolleson currently
                        serves as a director on several boards, including BANK
                        ONE, VIAD Corporation, Haggar Corp. and Capstead
                        Mortgage Corporation. Mr. Tolleson is Chief Executive
                        Officer of The Tolleson Group, a private investment
                        firm, and a General Partner in Arena Capital Partners,
                        LLC, a private equity fund. He serves on the Dallas
                        County Advisory Board of The Salvation Army and also
                        serves on the executive board of the Cox School of
                        Business at Southern Methodist University. In addition,
                        he is a member of the board of directors of the Willis
                        M. Tate Distinguished Lecture Series at Southern
                        Methodist University. Mr. Tolleson became a director of
                        Paymentech in 1995. His business address is c/o First
                        USA, 1601 Elm Street, 47th Floor, Dallas, Texas 75201.

 Richard W. Vague.....  Mr. Vague has been Executive Vice President of BANK ONE since December 15, 1998 and Head of Credit Card of BANK
                        ONE since October 2, 1998. Mr. Vague has served as
                        Chairman of the board of directors of Paymentech since
                        October 1998. Mr. Vague has been President of First USA
                        or its predecessor since June 1990 and a director of
                        First USA since August 1989. Mr. Vague has also been
                        Chairman of the Board and Chief Executive Officer of
                        First USA Bank since October 1995 and was a director
                        from May 1985 through October 1995. Mr. Vague serves as
                        a director of Visa USA, Inc. and was co-founder of the
                        predecessor of First USA with Mr. Tolleson. Mr. Vague
                        is also a director of Physician Support Systems, Inc.
                        Previously, he was a director of Paymentech from 1995
                        through June 1997. His business address is 201 N.
                        Walnut Street, Wilmington, Delaware 19801.

(b) Executive Officers of Paymentech


 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 James W. Baumgart-     Mr. Baumgartner has been President and a director of
  ner.................  Financial Services since June 1996. From 1992 to June
                        1996, Mr. Baumgartner was Senior Vice President and
                        General Manager of the commercial card business and
                        merchant bankcard business at First Bank System, Inc.


 Michael P. Duffy.....  Mr. Duffy has served as Chief Operating Officer since
                        July 1997, and served as Group Executive of Direct
                        Marketing Operations from December 1995 through July
                        1997. From August 1992 to December 1995, Mr. Duffy
                        served as Vice President of Litle & Company, a leading
                        credit card processor for the direct marketing industry
                        which was acquired by Paymentech in 1995. Mr. Duffy
                        serves on the board of NXT Corporation and is a member
                        of Visa USA, Inc. Card Operations Advisors Group.


 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Kathryn Kessler......  Ms. Kessler has served as Chief Financial Officer of
                        Paymentech since October 1998, was Chief Accounting
                        Officer of Paymentech from September 1997 through
                        October 1998 and served as Senior Director of Finance
                        from July 1996 through September 1997. From 1994 to
                        1996, Ms. Kessler served as Manager of Planning and
                        Analysis for BANK ONE. Ms. Kessler also served as Chief
                        Accountant for BANK ONE, Texas from 1989 to 1994.

 Pamela H. Patsley....  See Section 1(a) above.

 Philip E. Taken......  Mr. Taken has served as Chief Administrative Officer,
                        General Counsel and Secretary of Paymentech since July
                        1997, and was Senior Vice President, General Counsel
                        and Assistant Secretary of Paymentech from December
                        1995 through June 1997. Mr. Taken also served as Senior
                        Vice President, General Counsel and Assistant Secretary
                        of First USA, Inc. from 1993 through 1997.


2. BANK ONE CORPORATION

   The following table sets forth the names, addresses and principal occupations (present and for the past five years) of the directors and executive officers of BANK ONE. BANK ONE was formed as a result of the merger, effective October 2, 1998, of First Chicago NBD and BANC ONE CORPORATION with and into BANK ONE. First Chicago NBD was formed as a result of the merger, effective December 1, 1995, of First Chicago Corporation with and into NBD Bancorp, Inc. Except for Mr. Buschmann who is a citizen of Germany, each such person is a citizen of the United States of America. Unless otherwise indicated below, the business address of each director and executive officer is One First National Plaza, Chicago, Illinois 60670.

(a) Directors of BANK ONE

 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 John H. Bryan........  Mr. Bryan is Chairman and Chief Executive Officer of
                        Sara Lee Corporation, a global packaged food and
                        consumer products company, and has held that position
                        since 1976. In addition to Sara Lee Corporation, Mr.
                        Bryan is a director of BP Amoco p.l.c. and General
                        Motors Corporation. Mr. Bryan became a director of
                        First Chicago in 1982. His business address is c/o Sara
                        Lee Corporation, Three First National Plaza, Chicago,
                        Illinois 60602.

 Siegfried Buschmann..  Mr. Buschmann is Chairman and Chief Executive Officer
                        of The Budd Company, a producer of automotive parts and assemblies and a subsidiary of Thyssen AG, and has held that position since 1989. He also serves as President of Thyssen Holding Corporation and as Chief Executive
                        Officer of Thyssen Budd Automotive GmbH. He is a director of both The Budd Company and Thyssen Holding
                        Corporation. Mr. Buschmann became a director of NBD in 1991. His business address is c/o The Budd Company,
                        3155 West Big Beaver Road, Troy, Michigan 48007.

 James S. Crown.......  Mr. Crown is a General Partner of Henry Crown and
                        Company (Not Incorporated), a diversified investment
                        company, a position he has held since 1985. In
                        addition, Mr. Crown is a director of General Dynamics
                        Corporation and Sara Lee Corporation. Mr. Crown became
                        a director of First Chicago in 1991. His business
                        address is c/o Henry Crown & Company, 222 North LaSalle
                        Street, Chicago, Illinois 60601.

 Bennett Dorrance.....  Mr. Dorrance is a private investor and Chairman and
                        Managing Director of DMB Associates, Inc., a real
                        estate investment and development company. Mr. Dorrance
                        has been with DMB Associates since 1986. Mr. Dorrance
                        is a director of Campbell Soup Company, Inc. and UDC
                        Homes, Inc. He became a director of BANC ONE in 1996.
                        His business address is c/o DMB Associates, Inc., 4201
                        North 24th Street, Suite 120, Phoenix, Arizona 85016.


 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Dr. Maureen A.         Dr. Fay is President of the University of Detroit Mercy. She
  Fay, O.P.             has held that position since 1990, and was President of its predecessor, Mercy College of Detroit, from 1983 through 1990.
                        She is a director of Kelly Services, Inc. Dr. Fay became a director of NBD in 1985. Her business address is c/o University of Detroit Mercy, 4001 West McNichols, Detroit, Michigan 48221.

 John R. Hall.........  Mr. Hall is the retired Chairman and Chief Executive Officer of
                        Ashland, Inc., an oil refiner, manufacturer and distributor of chemicals. Mr. Hall served as Chairman of Ashland, Inc. from
                        1981 to 1997 and as Chief Executive Officer from 1981 to 1996.
                        Mr. Hall serves as a director of Arch Coal, Inc., CSX
                        Corporation, Humana, Inc., Reynolds Metals Company, UCAR
                        International, Inc. and United States Enrichment Corporation.
                        He became a director of BANC ONE in 1987. His business address is P.O. Box 391, Ashland, Kentucky 41114.

 Verne G. Istock......  Mr. Istock has been a director and Chairman of the Board of
                        BANK ONE since October 2, 1998. Previously, Mr. Istock was
                        Chairman of First Chicago NBD from 1996 to 1998 and served as
                        President and Chief Executive Officer from 1995 to 1998. Mr.
                        Istock served as Chairman and Chief Executive Officer of NBD from 1994 until December 1995. Mr. Istock is also a director of
                        Kelly Services, Inc. and Masco Corporation. He became a
                        director of NBD in 1985.

 Laban P. Jackson,      Mr. Jackson has been Chairman and Chief Executive Officer of
  Jr..................  Clear Creek Properties, Inc., a real estate development company, since 1989. Prior to that time, he served as Chairman and Chief Executive Officer, International Spike, Inc. He
                        became a director of BANC ONE in 1993. His business address is
                        2365 Harrodsburg Road, Suite B230, Lexington, Kentucky 40504.

 John W. Kessler......  Mr. Kessler has been Chairman of The New Albany Company, a real estate development firm, since 1988. He also serves as Chairman of Marsh & McLennan Real Estate Advisors, Inc. and John W.
                        Kessler Company. Mr Kessler is a director of Abercrombie &
                        Fitch Co. He served as a director of BANC ONE from 1986 to 1992 and rejoined the Board in 1995. His business address is c/o The
                        New Albany Company, 5906 E. Dublin-Granville Road, New Albany,
                        Ohio 43054.

 Richard J. Lehmann...  Mr. Lehmann has been Vice Chairman of the Board since October
                        2, 1998. Previously, Mr. Lehmann served as President of BANC
                        ONE from 1995 and chief operating officer from 1996 to 1998. Mr
                        Lehmann was Chairman and Chief Executive Officer of Banc One
                        Arizona Corporation and Bank One, Arizona, N.A. from 1991 to
                        1995. Mr. Lehmann serves as a director of Moore Corporation
                        Limited. He became a director of BANC ONE in 1995.

 William G. Lowrie....  Mr. Lowrie is the retired Deputy CEO of BP Amoco p.l.c., a diversified international petroleum company. He has held this position from December 1998 until February, 1999. Mr. Lowrie was named President of Amoco Oil Company in 1990, President of
                        Amoco Production Company in 1992, Executive Vice President,
                        Exploration and Production Sector of Amoco Corporation in 1994
                        and President of Amoco Corporation in 1996. He has been a
                        director of The First National Bank of Chicago since 1995 and a director of First Chicago NBD since 1997. His business address is c/o BP Amoco Corporation, 200 East Randolph Drive, Chicago,
                        Illinois 60601.

 Richard A.             Mr. Manoogian is Chairman and Chief Executive Officer of Masco
  Manoogian...........  Corporation, a diversified manufacturer, a position he has held since 1985. In addition, Mr. Manoogian serves as the Chairman and a director of MascoTech, Inc. He became a director of NBD in 1978. His business address is c/o Masco Corporation, 21001
                        Van Born Road, Taylor, Michigan 48180.


 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 William T. McCormick,
  Jr..................  Mr. McCormick is Chairman and Chief Executive Officer of CMS
                        Energy Corporation, a diversified energy company, a position he has held since 1988. He is also Chairman of its principal
                        subsidiary, Consumers Energy. In addition to CMS Energy
                        Corporation and Consumers Energy, Mr. McCormick is a director of Rockwell International Corporation and Schlumberger Limited.
                        He became a director of NBD in 1985. His business address is
                        c/o CMS Energy Corporation, 330 Town Center Drive, Dearborn,
                        Michigan 48126.

 John B. McCoy........  See Section 1(a) above.

 Thomas E. Reilly,
  Jr..................  Mr. Reilly is Chairman and Chief Executive Officer of Reilly
                        Industries, Inc., a diversified chemical manufacturing company.
                        He has held that position since 1990, and prior to that time held other executive positions within the company. In addition to Reilly Industries, Inc., Mr. Reilly is a director of Herff
                        Jones, Inc. and Lilly Industries, Inc. He became a director of
                        First Chicago NBD in 1995. His business address is c/o Reilly
                        Industries, Inc., 300 North Meridian Street, Indianapolis,
                        Indiana 46204.

 John W. Rogers,
  Jr. ................  Mr. Rogers is President and founder of Ariel Capital
                        Management, Inc., an institutional money management firm. He has held that position since 1983. Mr. Rogers is a director of
                        Aon Corporation, Burrell Communications Group, Inc. and GATX
                        Corporation. He became a director of First Chicago NBD in 1998.
                        His business address is c/o Ariel Capital Management, Inc., 307
                        North Michigan Avenue, Chicago, Illinois 60601.

 Thekla R. Shackel-
  ford................  Ms. Shackelford is an education consultant. Ms. Shackelford founded School Selection Consulting, an admissions service for independent secondary schools and colleges in 1978. Ms.
                        Shackelford serves as a director of Fiserv Inc. and Wendy's
                        International, Inc. She became a director of BANC ONE in 1993.
                        Her business address is 6020 Havens Road, Gahanna, Ohio 43230.

 Alex Shumate.........  Mr. Shumate has been the Office Managing Partner of Squire,
                        Sanders & Dempsey L.L.P., a law firm, since 1991. Mr. Shumate serves as a director of Intimate Brands, Inc. and Wm. Wrigley
                        Jr. Company. He became a director of BANC ONE in 1993. His business address is c/o Squire, Sanders & Dempsey, 41 South
                        High Street, Suite 1300, Columbus, Ohio 43215.

 Frederick P.
  Stratton, Jr........  Mr. Stratton has been Chairman and Chief Executive Officer of
                        Briggs & Stratton Corporation, a manufacturer of air cooled gasoline engines for outdoor power equipment, since 1986. Mr.
                        Stratton serves as a director of Midwest Express Holdings,
                        Inc., Weyco Group, Inc., Wisconsin Electric Power Company and
                        Wisconsin Energy Corporation. He became a director of BANC ONE in 1988. His business address is c/o Briggs & Stratton
                        Corporation, 12301 West Wirth Street, Wauwatosa, Wisconsin
                        53222.

 John C. Tolleson.....  See Section 1(a) above.

 David J. Vitale......  Mr. Vitale has been Vice Chairman of the Board since October 2,
                        1998. He served as Vice Chairman of First Chicago NBD from 1995 to 1998, was Vice Chairman of First Chicago from 1993 to 1995 and served as the President of The First National Bank of
                        Chicago from 1995 to 1998. Mr. Vitale became a director of
                        First Chicago in 1992.


 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Robert D. Walter.....  Mr. Walter has been Chairman and Chief Executive Officer of
                        Cardinal Health, Inc., a pharmaceutical service provider, since
                        1971. Mr. Walter is director of CBS Corporation, Infinity
                        Broadcasting Corporation and Karrington Health, Inc. He became a director of BANC ONE in 1987. His business address is c/o
                        Cardinal Health, Inc., 5555 Glendon Court, Dublin, Ohio 43016.

(b) Executive Officers of BANK ONE

 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Marvin W. Adams......  Mr. Adams has been Executive Vice President since December 15,
                        1998 and Chief Technology Officer since October 2, 1998. Mr.
                        Adams joined BANC ONE in 1994, serving as President of
                        Financial Card Services until 1996. Following a brief period as
                        Chief Information Officer of Frontier Communications
                        Corporation, Mr. Adams returned to BANC ONE as Chief Technology
                        Officer in 1997.

 William P. Boardman..  See Section 1(a) above.

 Sherman I. Goldberg..  Mr. Goldberg has been Executive Vice President since December
                        15, 1998, and General Counsel and Secretary since October 2,
                        1998. From 1995 to 1998, he served as Executive Vice President,
                        Secretary and General Counsel of First Chicago NBD. Mr.
                        Goldberg served as Executive Vice President of First Chicago from 1990 to 1995 and as Secretary and General Counsel from
                        1988 to 1995.

 Verne G. Istock......  See Section 2(a) above.

 W. G. Jurgensen......  Mr. Jurgensen has been Executive Vice President since December
                        15, 1998 and Head of Commercial Bank Products since October 2,
                        1998. From 1995 to 1998, Mr. Jurgensen was an Executive Vice
                        President of First Chicago NBD and served as Executive Vice
                        President of First Chicago from 1991 to 1995.

 David J. Kundert.....  Mr. Kundert has been Executive Vice President since December
                        15, 1998 and Head of Investment Management since October 2,
                        1998. He has been Chairman and Chief Executive Officer of Banc
                        One Investment Management Group of BANC ONE since 1995 and
                        President and Chief Executive Officer of Banc One Investment
                        Advisors Corporation since 1992. His business address is 1111
                        Polaris Parkway, Columbus, Ohio 43240.

 Richard J. Lehmann...  See Section 2(a) above.

 John B. McCoy........  See Section 1(a) above.

 Timothy P. Moen......  Mr. Moen has been Executive Vice President since December 15,
                        1998 and Head of Human Resources since October 2, 1998. From
                        1995 to 1998, he was an Executive Vice President of First
                        Chicago NBD. Mr. Moen served as Senior Vice President and
                        Executive Assistant to the Chairman of First Chicago from 1994 to 1995.

 Susan S. Moody.......  Ms. Moody has been Executive Vice President since December 15,
                        1998 and Head of Commercial Bank Relationships since October 2,
                        1998. From 1995 to 1998, she was an Executive Vice President of
                        First Chicago NBD. In 1995, she was elected an Executive Vice
                        President of NBD where she had been a Senior Vice President since 1994.


Name                   Business Address and Principal Occupation
----                   -----------------------------------------
Robert A. O'Neill,
 Jr..................  Mr. O'Neill has been Executive Vice President since January 19, 1999 and General Auditor since October 2, 1998. Previously, he was a
                       Senior Vice President and Chief Auditor of BANC ONE, having joined
                       BANC ONE in 1987 as Vice President and Chief Auditor.

Robert A. Rosholt....  Mr. Rosholt has been Executive Vice President since December 15,
                       1998 and Chief Financial Officer since October 2, 1998. From 1995 until 1998 he served as Executive Vice President and Chief Financial
                       Officer of First Chicago NBD. Mr. Rosholt served as Chief Financial
                       Officer of First Chicago from 1993 to 1995 and as Executive Vice
                       President from 1994 to 1995.

Ronald G. Steinhart..  See Section 1(a) above.

Kenneth Stevens......  Mr. Stevens has been Executive Vice President since December 15,
                       1998 and Head of Retail since October 2, 1998. From 1996 to 1998 Mr.
                       Stevens was Chairman and Chief Executive Officer of the Retail Group
                       of BANC ONE. Prior to joining BANC ONE, Mr. Stevens served as
                       President and Chief Operating Officer (1994-1996) and Executive Vice
                       President (1993-1994) of Taco Bell Corporation. His business address is 1111 Polaris Parkway, Columbus, Ohio 43240.

Richard W. Vague.....  See Section 1(a) above.

David J. Vitale......  See Section 2(a) above.

Richard R. Wade......  Mr. Wade has been Executive Vice President since December 15, 1998 and Head of Risk Management since October 2, 1998. From 1995 until
                       1996, he was a Senior Vice President of The First National Bank of
                       Chicago. Previously, from 1990 to 1995, he was a First Vice
                       President of NBD Bank (Michigan) serving as head of various divisions, including a corporate banking group and capital markets.

Donald A. Winkler....  Mr. Winkler has been Executive Vice President since December 15,
                       1998 and Head of Finance One since October 2, 1998. He had been
                       Chairman and Chief Executive Officer of Finance One Group of BANC
                       ONE since 1993. His business address is 100 East Broad Street,
                       Columbus, Ohio 43215.

3. First USA Financial, Inc.
   -------------------------

   The following table sets forth the names, addresses and principal occupations (present and for the past five years) of the directors and executive officers of First USA Financial. Each such person is a citizen of the United States of America. Unless otherwise indicated below, the business address of each director and executive officer is Three Christina Centre, 201 North Walnut Street, Wilmington, Delaware 19801.

(a) Directors of First USA Financial
    --------------------------------

 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Richard W. Vague.....  See Section 1(a) above.

 Randy L. Christoffer-
  son.................  Mr. Christofferson has been President of First USA Bank since
                        September 1995. Previously, Mr. Christofferson was a senior executive of American Express since June 1990. Mr.
                        Christofferson serves on the board of Berginer Vineyard and on the boards of the Delaware Bankers Association and Delaware Art
                        Museum.

(b) Executive Officers of First USA Financial
    -------------------------------

 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Richard W. Vague.....  See Section 1(a) above.

 Randy L. Christoffer-
  son.................  See Section 3(a) above.

 George P. Hubley,
  Jr. ................  Mr. Hubley is Executive Vice President and Chief Financial
                        Officer of First USA Bank and has been a senior financial
                        officer for First USA Financial since 1986.

 Clinton W. Walker....  Mr. Walker has served as General Counsel for First USA Bank since March 1996. From 1994 to 1996, Mr. Walker was an attorney at Citicorp.

4. First Data Corporation
   ----------------------

   The following table sets forth the names, addresses and principal occupations (present and for the past five years) of the directors and executive officers of First Data. Each such person is a citizen of the United States of America.

(a) Directors of First Data
    -----------------------

 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Ben Burdetsky........  Mr. Burdetsky has been the Professor Emeritus of the School of
                        Business and Public Management of the George Washington
                        University since 1995 and director of the Burdetsky Labor-
                        Management Institute at the University. Dr. Burdetsky was a
                        member of the full-time faculty from January 1977 to 1994. Dr.
                        Burdetsky is a director of National Capital Preferred Provider
                        Organization. He has been a director of First Data since April
                        1992. Mr. Burdetsky's business address is 4619 Dittmar Road,
                        Arlington, Virginia 22207.

 Henry C. Duques......  Mr. Duques has been Chairman and Chief Executive Officer of
                        First Data from April 1989 to the present. He is a director of
                        theglobe.com and Unisys Corporation. Mr. Duques' business
                        address is First Data Corporation, One Mack Centre Drive,
                        Paramus, New Jersey 07652.

 Courtney F. Jones....  Mr. Jones has been Managing Director in charge of the New World
                        Banking group of Bankers Trust. He has been a director of RSP
                        Manufacturing Corporation since March 1998, Outsourcing
                        Solutions, Inc. since April 1998, and Medical Manager
                        Corporation since April 1997. Mr. Jones has been a director of
                        First Data since April 1992. His business address is Bankers
                        Trust, 130 Liberty Street, New York, New York 10006.

 Robert J. Levenson...  Mr. Levenson has been Executive Vice President of First Data from 1993 to present. Mr. Levenson is a director of Emisphere
                        Technologies, Inc., Superior Telecom, Inc. and Vestcom
                        International, Inc. He has been a director of First Data since
                        April 1992. Mr. Levenson's business address is First Data, One
                        Mack Centre Drive, Paramus, New Jersey 07652.

 James D. Robinson
  III.................  Mr. Robinson has been Chairman and Chief Executive Officer of
                        RRE Investors, LLC a private information technology venture investment firm, and Chairman of Violy Byorum & Partners
                        Holdings, LLC. Mr. Robinson is Senior Advisor to Salomon Smith
                        Barney, Inc. He is a director of Bristol-Myers Squibb Company,
                        The Coca-Cola Company, Cambridge Technology Partners, and
                        Concur Technologies Inc. He is a limited partner in and advisor to International Equity Partners and serves on the board of directors of InfiCorp Holdings, Inc. and Ibero American Media
                        Partners, both private companies. Mr. Robinson is a member of the Business Council and the Council on Foreign Relations. He
                        is Honorary Co-Chairman of Memorial Sloan-Kettering Cancer
                        Center; an Honorary Trustee of the Brookings Institution and
                        Chairman Emeritus of the World Travel and Tourism Council. Mr.
                        Robinson has been a director of First Data since April 1992.
                        His business address is RRE Investors, LLC, 126 E. 56th Street,
                        26th Floor, New York, New York 10022.

 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Charles T. Russell...  Mr. Russell is currently retired. Mr. Russell was formerly
                        President and Chief Executive Officer of Visa International from
                        1984 to January 1994. Mr. Russell joined Visa in 1971. He serves on the Board of Visitors at the University of Pittsburgh's Joseph M.
                        Katz School of Business. Mr. Russell also is a director of
                        CyberCash, Inc., and InfiStar Corporation, which provides
                        management services to credit card issuers. He has been a director of First Data since May 1994. Mr. Russell's business address is 812
                        Lamont Avenue, Novato, California 94945.
 Bernard L. Schwartz..  Mr. Schwartz is Chairman and Chief Executive Officer of Loral Space
                        & Communications Ltd. He served as Chairman and Chief Executive
                        Officer of Loral Corporation from 1972 to 1996. Mr. Schwartz is the
                        Chairman and Chief Executive Officer of Globalstar
                        Telecommunications Limited. He also serves as Chairman and Chief
                        Executive Officer of K&F Industries Inc. and Chairman of Space
                        Systems/Loral. Mr. Schwartz is a director of Reliance Group
                        Holdings, Inc., a trustee of Mount Sinai-New York University
                        Medical Center, and a trustee of Thirteen/WNET. He has been a director of First Data since April 1992. Mr. Schwartz's business address is Loral Space & Communications, Ltd., 600 Third Avenue,
                        36th Floor, New York, New York 10016.
 Joan E. Spero........  Ms. Spero has been President of the Doris Duke Charitable
                        Foundation since 1997. Ms. Spero was Undersecretary of State for
                        Economic, Business and Agricultural Affairs from 1993 to 1997. Ms.
                        Spero is a member of the Board of Trustees of the Brookings
                        Institution, Wisconsin Alumni Research Foundation, and Columbia
                        University. She serves as a director/Trustee of certain Scudder
                        Kemper Funds. Ms. Spero has been a director of First Data since
                        March 1998. Her business address is Doris Duke Charitable
                        Foundation, 650 Fifth Avenue, 19th Floor, New York, New York 10019.
 Garen K. Staglin.....  Mr. Staglin has been Chairman of the board of directors of Safelite
                        Glass Corporation since August 1991. Mr. Staglin also served as the
                        Chief Executive Officer of Safelite Glass Corporation from August
                        1991 until April 1997. He serves as a director of Quick Response
                        Services, Inc., CyberCash, Inc. and Specialized Bicycle Corp. Mr.
                        Staglin also serves on the Advisory Council of the Stanford
                        Graduate School of Business. He has been a director of First Data since April 1992. Mr. Staglin's business address is P.O. Box 680,
                        Rutherford, California 94573.

(b) Executive Officers of First Data


 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Eula L. Adams........  Mr. Adams was promoted to Executive Vice President of First Data in
                        September 1998. He joined First Data in 1991 and has led operations in numerous business units including Western Union, Teleservices and First Data Merchant Services. Prior to joining First Data, Mr.
                        Adams was a partner with Deloitte & Touche. Mr. Adam's business address is First Data, 6200 South Quebec Street, Englewood,
                        Colorado 80111.


 Lee Adrean...........  Mr. Adrean joined First Data in May 1995 as Executive Vice
                        President and Chief Financial Officer. Mr. Adrean was President of
                        Providian Agency Group from 1993 to the time he joined First Data.
                        From 1991 to 1993 he was Senior Vice President and Chief Financial
                        Officer of Providian Corporation and from 1990 to 1991 he was
                        Senior Vice President, Corporate Development and Strategic Planning
                        at Providian Corporation. Mr. Adrean's business address is First
                        Data, 5660 New Northside Drive, Suite 1400, Atlanta, Georgia 30328.

 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 David P. Bailis......  Mr. Bailis has been an Executive Vice President of First Data since
                        September 1996. From July 1992 until March 1998 he served as
                        General Counsel of First Data. He joined First Data in June 1989 and advised the Health Systems Group and First Data Resources business units on legal matters prior to his promotion to General
                        Counsel. From January 1988, until joining First Data, Mr. Bailis was a partner at the law firm of Peper, Martin, Jensen, Maichel and
                        Hetlage in St. Louis, Missouri. Mr. Bailis' business address is
                        First Data, 10825 Farnam Drive, Omaha, Nebraska 68154.

 Henry C. Duques......  See Section 4(a) above.

 Charles T. Fote......  Mr. Fote has been President and Chief Operating Officer of First
                        Data since September 1998. He served as Executive Vice President of
                        First Data from its initial public offering in April 1992 until
                        September 1998. He was a director of First Data from the time of its formation in April 1989 as a subsidiary of American Express
                        Company until its initial public offering. Mr. Fote also served as
                        President of Integrated Payment Systems ("IPS") from December 1989 through December 1991. From 1985 until 1989, he was Executive Vice
                        President of the Payment Products division of TRS, the predecessor of IPS. Mr. Fote's business address is First Data, 6200 South
                        Quebec Street, Englewood Colorado 80111.
 Michael T. Whealy....  Mr. Whealy was promoted in March 1998 to Executive Vice President and General Counsel of First Data and to Chief Administrative
                        Officer in September 1998. He joined First Data in April 1991 as
                        Counsel of the WATS Marketing and Teleservices business units. Mr.
                        Whealy served as General Counsel of First Data Resources Inc. from
                        April 1992 until his promotion to General Counsel of Card Services
                        Group in 1994. Mr. Whealy's business address is First Data, 5660
                        New Northside Drive, Suite 1400, Atlanta, Georgia 30328.

5. FDC Offer Corporation

   The following table sets forth the names, addresses and principal occupations (present and for the past five years) of the directors and executive officers of FDC Offer. Each such person is a citizen of the United
States of America.

(a) Directors of FDC Offer

 Name                   Business Address and Principal Occupation
 ----                   -----------------------------------------
 Richard Aiello.......  Mr. Aiello joined Card Establishment Services, Inc. ("CES") in
                        1992. First Data acquired CES in March 1995. CES was subsequently merged into First Data Merchant Services and, from April 1997 to the present, Mr. Aiello has served as Senior Vice President of
                        First Data Merchant Services. Mr Aiello has been a Director and
                        Secretary of FB Merging since its incorporation. Mr. Aiello's business address is First Data Merchant Services, 265 Broad Hollow
                        Road, Melville, NY 11747.
 David J. Treinen.....  Mr. Treinen joined First Data in 1988 and from November 1994 to the present has served as Senior Vice President of Planning and
                        Development. Mr. Treinen has been a Director and President of FB
                        Merging since its incorporation. Mr. Treinen's business address is
                        First Data, 11718 Nicholas Street, Omaha, NE 68154.

(b) Executive Officers of FDC Offer

Name                                   Business Address and Principal Occupation
----                                   -----------------------------------------
Richard Aiello........................ See Section 5(a) above.
David J. Treinen...................... See Section 5(a) above.

6. FB Merging Corporation

   The following table sets forth the names, addresses and principal occupations (present and for the past five years) of the directors and executive officers of FB Merging. Each such person is a citizen of the United
States of America.

(a) Directors of FB Merging

Name                                   Business Address and Principal Occupation
----                                   -----------------------------------------
Richard Aiello........................ See Section 5(a) above.
David J. Treinen...................... See Section 5(a) above.

(b) Executive Officers of FB Merging

Name                                   Business Address and Principal Occupation
----                                   -----------------------------------------
Richard Aiello........................ See Section 5(a) above.
David J. Treinen...................... See Section 5(a) above.

                                                          --PRELIMINARY COPIES--


                               PAYMENTECH, INC.
         PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE
                SPECIAL MEETING OF STOCKHOLDERS ON      , 1999
P
R     The undersigned stockholder of Paymentech, Inc. ("Paymentech") hereby
O  appoints _____and____, and each of them individually, with full power of
X  substitution, the proxy of the undersigned, to vote all shares of common
Y stock, par value $.01 per share, of Paymentech which the undersigned is entitled, in any capacity, to vote at the special meeting of stockholders to
   be held on           , 1999 and any and all adjournments or postponements
   thereof, with all powers the undersigned would possess if personally present, as follows:

      This proxy, if properly executed and returned, will be voted in accordance with the instructions appearing on the proxy and at the discretion of the proxy holders as to any other matters that may properly come before the special meeting. In the absence of specific instructions, this proxy will be voted FOR
                                                                           ---
approval of each of the proposals stated and at the discretion of the proxy holders as to any other matter that may properly come before the special meeting.

      Please complete, sign and return the proxy card to register your voting instructions for all shares owned by you.
            (Continued, and to be signed and dated on reverse side)

                             FOLD AND DETACH HERE

                                                            Please mark your [X]
                                                            votes as in this
                                                                     example.

1. To approve and adopt the Agreement           FOR   AGAINST ABSTAIN
   and Plan of Merger, First Data Corporation
   and FB Merging Corporation, pursuant to
   which FB Merging Corporation will be
   merged with and into Paymentech, with
   Paymentech being the surviving corporation   [_]   [_]     [_]
   in the merger. Approval of this proposal will also constitute approval of the transactions contemplated by the merger agreement, including the merger.

2. In their discretion, to vote upon all        FOR   AGAINST ABSTAIN
   matters incident to the conduct of the
   special meeting and such others matters as   [_]   [_]     [_]
   may properly come before the special meeting or any adjournments or postponements thereof.

                           THE BOARD OF DIRECTORS OF
                                  PAYMENTECH

                               RECOMMENDS A VOTE
                                FOR APPROVAL OF
                             THE STATED PROPOSALS



THE UNDERSIGNED HEREBY ACKNOWLEDGES RECEIPT
OF THE NOTICE OF SPECIAL MEETING AND THE PROXY
STATEMENT/PROSPECTUS DATED    ,1999 RELATING
TO THE SPECIAL MEETING.

Date


Signature


------------------------------------------
Signature if held jointly

Note: Please sign this proxy exactly as name appears herein. If shares are held by joint tenants, both should sign. Attorneys-in-fact, executors, administrators, trustees, guardians, corporation officers or others signing in a representative capacity should indicate the capacity in which they are signing.

PLEASE SIGN, DATE, AND MAIL THIS PROXY PROMPTLY IN THE RETURN ENVELOPE whether not you expect to attend the special meeting. You may nevertheless vote in person if you do attend.


                             FOLD AND DETACH HERE

                                      75